Exhibit 5 - Annual Information Forms of the Registrant
5.1	July 4, 2002	Annual Information Form of the Registrant for the year ended December 31, 2001
5.2	May 16, 2003	Annual Information Form of the Registrant for the year ended December 31, 2002
5.3	September 24, 2003	Initial Annual Information Form of the Registrant under Canadian National Instrument 44-101

NORTHERN ORION EXPLORATIONS LTD.

ANNUAL INFORMATION FORM

July 4, 2002

2	CORPORATE STRUCTURE	1

	Name and Incorporation	1
	Intercorporate Relationships	1

3	GENERAL DEVELOPMENT OF THE BUSINESS	2

	Three Year History	2
	Significant Acquisitions and Significant Dispositions	4
	Trends	4

4	NARRATIVE DESCRIPTION OF THE BUSINESS	4

	General	4
	Additional Risks and Uncertainties	5
	Mineral Projects	7

5	SELECTED CONSOLIDATED FINANCIAL INFORMATION	17

	Five Year Comparative Data	17
	Dividends	18

6	MANAGEMENT'S DISCUSSION AND ANALYSIS	18

	Form 44-101F2 Disclosure	18

7	MARKET FOR SECURITIES	18

	Market for Securities	18

8	DIRECTORS AND OFFICERS	19

	Corporate Cease Trade Orders or Bankruptcies	20
	Penalties or Sanctions	20
	Personal Bankruptcies	20
	Conflicts of Interest	20

9	ADDITIONAL INFORMATION	21

TECHNICAL GLOSSARY		23

Throughout the Annual Information Form ("AIF"), Northern Orion Explorations Ltd. may be referred to as "Northern Orion" or the "Company". In Items 3 through 6, the term Company includes the subsidiaries of the Company. All dollar amounts in this annual information form are in Canadian dollars unless otherwise stated. All information contained herein is as at July 4, 2002, unless otherwise stated.

ii

2 CORPORATE STRUCTURE

Name and Incorporation

Northern Orion Explorations Ltd. was incorporated with the name Northern Orion Resources Ltd. under the Company Act (British Columbia) by memorandum and articles dated April 30, 1986. On October 31, 1986, the memorandum of the Company was amended to change the name of the Company to Northern Orion Explorations Ltd. On November 28, 1994, the memorandum of the Company was amended to increase the authorized capital from 25,000,000 to 100,000,000 common shares without par value ("Common Shares"), and on October 15, 1997, the memorandum and articles of the Company were amended to increase the authorized capital from 100,000,000 to 700,000,000 shares divided into 500,000,000 Common Shares, 100,000,000 First Preference Shares without par value ("First Preference Shares") and 100,000,000 Second Preference Shares without par value ("Second Preference Shares").

The registered and records offices of the Company are located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5 and its principal executive office is located at Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

Intercorporate Relationships

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership of the Company in such subsidiary as July 4, 2002.

3 GENERAL DEVELOPMENT OF THE BUSINESS

The Company, through its subsidiaries, is engaged in the exploration for, and development and production of, precious and base metals. The Company's principal project is the Aqua Rica project in the Catamarca Province, Argentina. The Company also has an indirect 85% interest in the San Jorge copper/gold property located in Mendoza, Argentina and an undivided 50% interest in the advanced Mantua gold project in Cuba. See "Narrative Description of Business"

Three Year History

During the past three years, financial constraints have necessitated a significant reduction in all of the Company's activities. The Company's principal focus has been on reducing costs and maintaining its principal properties. The Company has historically financed its operations through equity financings and financial support from its controlling shareholder, Miramar Mining Corporation. ("Miramar"). Market conditions and depressed copper prices during the past three years resulted in the Company not being able to access external financing and becoming increasingly dependent upon Miramar for financial support. In an effort to reduce that dependency and improve the ability of the Company to obtain external financing, the Company completed a significant debt restructuring in 2001. The 2001 restructuring included the conversion by Miramar of approximately $21.2 million in convertible debt into shares of the Company at $1.47 per share, and the consolidation of the Company's remaining approximately $6.9 million indebtedness to Miramar, into convertible promissory notes. Concurrent with the debt restructuring, Miramar granted an option (the "Option") on all but 10 million of the approximately 70 million shares of the Company it holds and on approximately $6.9 million in new convertible promissory notes, to 1341180 Ontario Ltd. ("Ontario Ltd."), a company controlled by Robert Cross, who subsequently became a director of the Company. On June 28, 2002, Miramar announced that Ontario Ltd. had given notice to Miramar of its intention to assign a portion of its Option. (see "Trends" for more detail)

The aggregate amount payable pursuant to the royalty and net proceeds interest previously granted to Miramar on the Company's properties was also reduced, as part of the 2001 restructuring, from $18 million to $15 million, and Miramar relinquished any interest in proceeds received by the Company from its San Jorge copper property. The 2001 restructuring was a condition to completion of a $1.5 million private placement financing with an arm's length purchaser which was closed immediately following the restructuring.

In an effort to further reduce its financial commitments, the Company granted an option in August, 2001 on its Mantua gold/copper project and the optionee assumed the carrying costs of the project. The option was terminated in April 2002. The Company also elected to allow its interest in the Aqua Rica project to be diluted rather than contributing to the costs of the project. As at December 31, 2001, the Company's interest in the Aqua Rica project was 29.1% compared to 30% at December 31, 2000. Further details regarding the 2001 restructuring are provided in the 2001 Annual Report under "Management's Discussion and Analysis of Results of Operations" at pages 5 and 6.

Agua Rica Project

The Company has, as at December 31, 2001, a 29.1% interest in the Aqua Rica project. Under a Joint Operating Agreement between the Company's indirect Argentinian subsidiary and BHP, exploration expenditures are shared by BHP and the Company in proportion to their respective interests in the project. During 2001, the Company contributed $0.5 million (2000 - $4.4 million) to the project, which did not include the Company's share of the total budget for fiscal 2001. In the second quarter of fiscal 2001, the Company elected to reduce its interest in the Agua Rica Project to approximately 29.12% from the original interest of 30%. As a result, cash calls made by the operator since August 31, 2000, have not been made by the Company. The Company will continue to dilute its interest in the Agua Rica project until it has sufficient resources to pay the cash calls to the operator in addition to its other financial commitments. The Company anticipates, based on exploration budgets for 2002, further dilution of its interest to approximately 28% by December 31, 2002.

The project operator, BHP, completed the 2000/2001 work program in June 2001. The Company's share of the work program (including management fees to the operator) in fiscal year 2001 was approximately US$545,000 (2000 - US$682,000). Due to the continued weak world copper price in 2001, activities at Agua Rica continued on a reduced scale from previous years. The 2000/2001 work program built on the work performed in completing the initial feasibility study, which was issued in November 1997.

San Jorge Project

The Company holds an indirect 85% interest in the San Jorge copper/gold property, located approximately 90 kilometres northwest of the City of Mendoza in Mendoza, Argentina and 250 kilometres northeast of Santiago, Chile. The project consists of seven mining concessions (covering about 5 1/2 square kilometres) and 35 mineral claims (covering about 102 square kilometres). The purchase price for the seven concessions was US$4.015 million. During 2000, the Company expended $0.414 million in exploration and development expenses on the San Jorge project (compared to $1.7 million in 1999). In fiscal 2000 the Company wrote down the San Jorge project by $22.027 million due to continuing low metal prices. The property remains in good standing.

Mantua Project

The Company holds an indirect undivided 50% interest in the Mantua project. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project. Mining of gold ore was commenced on the project in February 1998 and was concluded in September 1999. Prior to achieving commercial production, all costs of start up operations and related interest and overhead were capitalized. Recovered gold was below expectations. Due to higher than expected ore clay and fines content, field leach times had to be extended to 70 days from the designed 28 days and ultimate gold recoveries were 50% of forecasted recoveries.

Efforts continued in 2001 to arrange financing for a bankable feasibility study for the copper mining phase of the project. The Company's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing. In August 2001, the Company optioned its interest in the project to an arm's length third party and, to maintain the option, the optionee assumed all carrying costs in respect of the Project. To exercise the option, in addition to paying carrying costs, the optionee was required to complete a bankable feasibility study within 18 months, arrange the financing required, commence commercial production and commence construction of the project, within a specified time. On April 12th 2002, the optionee elected to terminate the option due to a shortage of financing.

The project is subject to approximately US $28 million in subordinated debt owed to the Company and a 2.5% net proceeds royalty from attributable production in favour of Miramar, capped at $15 million.

Delita

In 1998 the Delita Gold Project on the Isle of Youth, Cuba was placed on hold due to low gold prices and a write down of $8.4 million was recorded representing the costs of exploration of the project to 1998. In March 2000, the Company released its interest in the Delita project and returned the project to Geominera.

Significant Acquisitions and Significant Dispositions

The Company has completed no significant acquisitions or dispositions, as that term is defined under applicable securities rules, during the past year. Throughout 2001 the Company reviewed a number of potential acquisitions with a focus on projects with the potential for providing positive cash flow. Subsequent to its fiscal year-end an agreement was signed which, if certain conditions were fulfilled, would have entitled the Company to acquire a majority interest in a developing platinum venture in South Africa. As of the date of this annual information form, certain material third party conditions precedent to the acquisition agreement were not satisfied and the agreement has lapsed.

Trends

Except as otherwise disclosed herein, management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company's business, financial condition or result of operations. The convertible promissory notes issued to Miramar in connection with the 2001 debt restructuring were to become due and payable after June 30, 2002, together with interest at the rate of prime plus 2% per annum, unless the notes were converted or extended prior to that time. The Company does not presently have the ability to repay the notes or accrued interest. If the notes are not converted into shares of the Company before maturity or the due date of the notes is not extended, there is no assurance that the Company would be able to continue as a going concern. The notes are secured by a charge over all of the present and after-acquired assets of the Company and, accordingly, if the notes become due and the Company is not able to obtain alternative financing to satisfy its obligations under the notes, Miramar would be in a position to realize on the security and take possession of or commence execution proceedings in respect of the Company's assets.

On June 28, 2002, Miramar announced that Ontario Ltd. assigned a portion of it's Option to acquire from Miramar 60,012,471 common shares of the Company and approximately $6.9 million in convertible promissory notes. The Company has been advised that Ontario Ltd. has exercised the Option in part and that closing of the purchase and sale pursuant to the Option is expected to occur on July 8, 2002. Miramar has granted Ontario Ltd. an extension of the expiry date to acquire the remaining shares that are the subject of the Option until July 8, 2002. (also see "Additional Risks and Uncertainties")

4 NARRATIVE DESCRIPTION OF THE BUSINESS

General

Information contained in this Annual Information Form that is of a scientific or technical nature has been prepared by or under the supervision of Dean McDonald, PhD, P.Geo., who is a "qualified person" as the term is defined in National Instrument 43-101. Currently, Northern Orion has interests in three properties in the advanced exploration stage. No definitive ore reserves have yet been identified on any of the properties.

The Company's principal areas of activity in fiscal 2001 were Argentina and Cuba, the economic and political environments of which are less stable than those of Canada and the United States. Instability in the Argentinean currency has subjected the Company to an increased foreign currency risk. However, most of the Company's expenditures in Argentina and Cuba are in United States (US) dollars. The Company minimizes the exchange rate risks associated with its operations by maintaining most of its cash in Canadian and US dollars outside of Argentina and Cuba.

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Company does not directly employ any personnel. Northern Orion conducts its exploration activities through consultants and contracts for administrative services with LMC Management Services Ltd., whose employees and consultants supervise and carry out the day-to-day business of the Company. - see Item 8.5 "Conflicts of Interest".

The Company completed a material debt restructuring involving its controlling shareholder in fiscal 2001. The nature and results of the restructuring are described in "Management Discussion and Analysis" at pages 5 and 7 of the Company's 2001 Annual Report filed by SEDAR on May 21, 2002.

Additional Risks and Uncertainties

The Company's operations are subject to the following additional risks and uncertainties.

Financial/Going Concern Risks

The Company has no earnings record and there is no assurance that the Company will receive adequate or any revenues from its operations for the foreseeable future. The Company's continuing ability to meet its obligations as they come due, to hold and develop its properties is dependent upon obtaining the financing necessary to meet its liabilities and obligations as they become due.

The Company currently does not have sufficient working capital to retire the Miramar convertible notes, which matured June 30, 2002, and are convertible at the option of the holder. If the convertible notes are not converted into common shares of the Company and the holder were to make a demand for repayment of the convertible notes, the Company would be unable to make such payment, would be insolvent and in such event, could ultimately cease operations. Miramar is a secured creditor and would become entitled to realize upon its security over all of the assets of the Company. However, it is anticipated that concurrently with the exercise of the Option by Ontario Ltd., expected to close on or about July 8, 2002, the Miramar convertible notes will be converted into common shares. (also see "Trends")

Financing Risks

The Company has no revenue other than interest income. A mining project typically requires a number of years from discovery, definition and development to construction and, as a result, no production revenue is expected from any of the Company's exploration properties in the near term. All of the Company's short to medium-term operating and exploration expenses must be paid from existing cash or external financing. Actual funding obligations may vary from that budgeted due to a number of factors, the most significant of which would be the progress of exploration and development. In the event that the Company is unable to obtain external financing when required, the Company would be forced to review its property holdings and consider the disposition of some or all of its interests.

Dilution

If Miramar elects to convert the convertible promissory notes held by it or if the Company is successful in negotiating a third party financing, shareholders may experience signific ant dilution.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties has a known body of commercial ore. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Metal Prices, Environmental and other Regulatory Requirements

The economics of developing gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metals markets, costs of processing equipment and factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company has a history of losses and it has no producing mines.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at any of its mineral properties.

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, acts of terrorism, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Title Matters

Although the Company has obtained legal opinions with respect to title to its properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Mineral Projects

Argentine Properties

Agua Rica Project

The Agua Rica copper/gold property covers an area of about 13.5 square kilometres and is located in Catamarca Province, Argentina. BHP Minerals International Inc. ("BHP") presently holds a 70.88% joint venture interest in the project. Its initial 70% interest was earned by spending US$1 million on exploration and agreeing to reimburse the Company's indirect subsidiary the U.S. $7.9 million spent by it to acquire the Aqua Rica project. As at December 31, 2000, BHP had fully reimbursed the US $7.9 million. Under the Joint Operating Agreement, exploration expenditures are shared between the Company and BHP proportionate to their respective interests in the project.

In the second quarter of fiscal 2001, the Company elected to reduce its interest in the Agua Rica Project to approximately 29.12% from the original interest of 30%. As a result, cash calls made by BHP, as operator since August 31, 2000, have not been made by the Company. The Company will continue to dilute its interest in the Agua Rica project because it does not currently have the funds to maintain its equity at 30%, and does not have the funds to pay the cash calls to the operator. As of December 31, 2001, the Company's interest in the project was 29.12%.

The 2000/2001 work program on the project was completed in June 2001. The 2001/2002 work program is currently underway. The Company's share of the work program (including management fees to the operator) in fiscal year 2001 was approximately US$545,000 (2000 - US$682,000). Due to the continued weak world copper price in 2001, activities at Agua Rica continued on a reduced scale from previous years. The 2000/2001 work program built on the work performed in completing the initial feasibility study, which was issued in November 1997. The findings of this study indicated that a large low-cost mine could be developed that would have attractive returns on capital invested. The Company's share of the capital requirement to develop an open pit mine and concentrator at Agua Rica is estimated to be in excess of US$200 million.

Location and Access

The Agua Rica property is located approximately 30 kilometres north of the town of Andalgala in Catamarca Province, Argentina. The property is at an elevation of 3,300 metres. The original access to the property was by provincial highway to within 20 kilometres and then by four-wheel drive road. In 1997, a road to the property was completed 35 kilometres up the Potrero valley from Andalgala.

History

City Services Limited explored the Agua Ric a property from 1969 to 1972. It carried out geological mapping and geochemical sampling and drilled 27 surface holes and 6 underground holes. Many holes were lost or had poor recovery, but some had 40 to 50 metre intersections of greater than 1% copper and gold grades in the range of 0.3 grams per tonne to 0.5 grams per tonne. In 1994, under the Joint

Operating Agreement, BHP commenced a work program of mapping, surface sampling and drilling. Follow-up drilling in 1995 intersected thick intervals of near surface, supergene-enriched chalcocite and covellite mineralization containing significant gold, silver and molybdenum. By the end of 1998, more than 67,000 metres of drilling in 176 holes had defined continuous copper-gold-molybdenum mineralization over an area of 2,000 metres by 1,200 metres and to depths of up to 600 metres below surface.

RAA and BHP are continuing with a work program that is designed to advance the project towards completion of a final feasibility study. Work completed in 1998 included 300 metres of underground drifting, collection of 300 tonnes of bulk sample, pilot mill testing as well as revised capital and operating cost estimates. There was no material activity on the property in 1999, 2000 or 2001 as all the physical work necessary to support a bankable feasibility study has been completed. Base-line environmental studies are ongoing.

Geology and Mineralization

Basement rocks near Agua Rica consist of Cambrian-Ordovician metamorphic schists and garnet gneisses that were intruded by an Ordovician-age granite (Capillitas Batholith) and a subsequent cluster of Miocene age porphyries (Farallon Negro Complex). The oldest known intrusive near Agua Rica is the Melcho Monzonite with an age of 8.6 million years. Intrusive activity peaked overall at 7 to 8 million years, but persisted until 5.2 million years (dacite dykes at Capillitas).

The oldest rocks at Agua Rica are Paleozoic metasedimentary units that form the wallrock to the mineralized intrusive complex. The metasediments are intruded by granite, aplite and pegmatite in the Morro Alumbrera area. At Quebrada Seca Norte (Mi Vida) and Trampeadero, the metasediments are intruded by porphyry bodies and are altered mainly to quartz and sericite. Immediately west of Agua Rica the granite has a low-angle fault contact relationship with underlying metasediments suggesting it was thrust over the metasediments.

Dacitic porphyries with well-developed stockworking veins and strong quartz-sericite alteration underlie the central area, containing the principal mineralized areas. The porphyries are cut by an igneous/hydrothermal breccia that has been traced over a vertical extent exceeding 1,000 metres. Upper portions of the breccia exhibit advanced argillic alteration and deeper in the system quartz-sericite alteration is predominant. Supergene enrichment has led to almost complete replacement of chalcopyrite with covellite and chalcocite. Near-surface, high-grade chalcocite zones gradually change downward through the mineralization into mixed chalcocite and covellite zones and then into disseminated covellite zones. Leaching and enrichment is most intense in the central area coincident with silica stockworking and quartz-sericite-pyrite alteration at Quebrada Seca Norte (Mi Vida). Molybdenite occurs primarily as clusters on the edges and in the centres of the veins. In deeper areas, anomalous values of sulphur, arsenic, lead and zinc occur with the copper mineralization.

The presence of higher grade copper (greater than 1%) mineralization in three discrete bodies of supergene enrichment over Quebrada Seca Norte (Mi Vida), Filo Amarillo, and Trampeadero implies that a more extensive enriched zone has been dissected by erosion. Higher-grade gold mineralization (greater than 0.5 grams per tonne) is located on the western side of Quebrada Minas and in hydrothermal breccias in western Trampeadero. Molybdenite is present throughout the system with higher grades occurring in Trampeadero, Filo Amarillo (greater than 0.07%) and within a deep zone on the south side of Quebrada Seca Norte (Mi Vida).

Geological Resources

In February 1998, BHP reported a new resource estimate, based on 151 diamond drill holes totalling approximately 58,000 metres. At the higher copper cut-off grades, the results show an increase in tonnage of about 30% compared to the previous estimate that was based on 103 holes. A summary of the new estimates of the size and average grades of the mineral resource (in millions of tonnes), shown for different cut-off grades, is as follows:

RESOURCES
Cut-off Grade (% Cu)	Tonnes (millions)	Cu %	Mo %	Gold(g/t)	Silver (g/t)	Measured	Indicated	Inferred
0.2	1,714	0.43	0.032	0.17	3.0	52%	25%	23%
0.4	750	0.62	0.037	0.23	3.2	70%	21%	9%
0.7	167	0.99	0.036	0.32	3.3	92%	7%	1%
1.0	60	1.31	0.040	0.35	4.0	98%	2%	<1%

The resource estimates were prepared April 1999 in accordance with National Instrument 43-101, The "Disclosure Standards for Companies Engaged in Mineral Exploration, Development & Production" adopted by the TSX and the Canadian Institute of Mining and Metallurgy classification system. The qualified person responsible for the reserve and resource estimates was Dean McDonald, PhD, P Geo, Exploration Manager, Miramar Mining Corporation.

These were based on results available at the date of calculation. Since the completion of the resource estimation, an additional 25 drill holes have been completed but have not been incorporated in the calculation.

Initial Feasibility Study

In November 1997, the joint venture completed a positive initial feasibility study (the "Study") on the Agua Rica Project, which recommended proceeding with the work to complete a final feasibility study and development plan for the project. The Study was completed by BHP and filed with the Argentine authorities. The Study was based on resources estimated for the first 40,000 metres of drilling in 103 drill holes completed on the project to the end of 1996. It evaluated two development options, both utilizing conventional open pit mining, milling, flotation and concentrate shipment. The 60K Case examined a single mill line processing 60,000 tonnes per day ("TPD") of ore throughput, while the 120K Case examined adding a second mill line after year two of production, raising the plant throughput to 120,000 TPD from year three on.

Pit plans were developed by BHP for the 60K and 120K cases, which are summarized as follows:

	60K Case	120K Case
Cut-off Grade	0.4% Cu	0.2% Cu
Daily Ore Production	60,000	120,000
Mine Life (years)	24.4	17
Tonnes (000s)	512,351	681,389
Grades
- Copper (%)	0.66	0.59
- Gold (g/t)	0.26	0.25
- Silver (g/t)	3.44	3.61
- Molybdenum (%)	0.034	0.033
- Copper Equivalent (%)*	0.97	0.89
Waste (billions of tonnes)	1.2	1.2
Strip Ratio	2.35	1.80

* - The copper equivalent grades are based on in-situ values at the following metal prices: copper at US$0.80/lb, gold at US$300 per ounce, silver at US$5 per ounce and molybdenum at US$4 per pound.

The mine plans were based on information available at the time and do not incorporate the results of the last 73 drill holes, totalling 27,000 metres, including the newly defined Filo Amarillo zone, completed in 1998. New resource and reserve models are to be prepared incorporating the geological and metallurgical data generated during 1998 and 1999 once a final metallurgical flow sheet has been selected.

Crushing and grinding tests were completed on six ore composites, indicating the ore to be relatively soft. Approximately 200 flotation tests have been completed on ore composites and, based on these tests, recoveries were estimated to be 87% for copper, 50% for gold and 65% for molybdenum producing a copper concentrate grading 33% copper and a separate molybdenum concentrate. Phase 2 pilot-scale metallurgical work was completed in late 1999. Results from the testing of low-grade copper mineralization (0.2 to 0.4%) commonly yield 80% recovery. Higher-grade copper mineralization typically produced concentrates greater than 30% copper with better than 90% recovery. Some ore types also yield 70% recovery of molybdenum.

Capital costs have been estimated (in first quarter 1997 dollars) to be US$767 million for the 60K Case and US$1.1 billion for the 120K Case. The capital costs were estimated based on a mix of quotations, experiences of the nearby Alumbrera mine which has a similar capacity, and factored costs from BHP's similar mines elsewhere.

Future Work

The initial Study indicates the potential for the development of a large-scale copper-gold-molybdenum mine at Agua Rica based on 1997 metal prices. Since the publishing of the initial feasibility study, all of the fieldwork necessary for a bankable feasibility study has been completed. The remaining work consists primarily of optimisation studies regarding the evaluations of the mining and processing alternatives together with operating models that could offer the greatest potential returns. Coincident with the optimisation studies, the environmental baseline studies will be concluded.

BHP has presented a budget for the Agua Rica project for the period July 1, 2002, to June 30, 2003. The proposed budget calls for expenditures of US$1.4 million. The proposed budget and work program is currently being reviewed by the Company.

Fiscal Stability Application

The Agua Rica joint venture filed a fiscal stability application for the project in 1998 with the Argentine government.

The application was accepted by the required governmental authorities and provides protection for the project from increases in taxes, import duties, royalties and other government-controlled costs for a period of thirty years from the submission date.

San Jorge Project

The San Jorge copper/gold property consists of seven mining concessions (covering about 5 1/2 square kilometres) and 35 mineral claims (covering about 102 square kilometres). The purchase price for the seven concessions was US$4.015 million. During 2000, the Company expended $0.414 million in exploration and development expenses on the San Jorge project (versus $1.7 million in 1999). In fiscal 2000 the Company wrote down the San Jorge project by $22.027 million due to continuing low metal prices. The property remains in good standing.

Location and Access

The San Jorge property is located approximately 90 kilometres northwest of the city of Mendoza in Mendoza Province, Argentina and 250 kilometres northeast of Santiago, Chile. The property is accessed from the paved Mendoza-Santiago highway to the town of Uspallata and then 40 kilometres north on a good gravel highway along the Uspallata valley. The property is at an elevation of 2,500 metres and the deposit occurs as a small hill surrounded by flat alluvium plains.

History

Several test pits were dug at San Jorge in the 1960s to investigate outcropping copper-oxide mineralization and in 1964 Compania Minera Aguilar ("Aguilar") optioned the property. Over the next four years, Aguilar completed approximately 950 metres of trenching, 111 kilometres of induced polarization geophysical surveys ("IP") and 32 drill holes for 4,894.5 metres of core. Exploraciones Falconbridge Argentinos ("Falconbridge") optioned the property in 1973 and drilled six holes for 1,126 metres. Falconbridge also sent samples for metallurgical testing.

The property was optioned to Recursos Americanos Argentinos S.A. in 1992 and, between 1993 and 1995, 45 reverse circulation holes for a total of 5,518 metres and two core holes totalling 165 metres were drilled. In 1994, metallurgical testing of oxide mineralization from various cutting samples and of an enriched zone was conducted. From 1994 to 1996, 43 reverse circulation holes were drilled for 3,942 metres and eight lines totalling 17.6 kilometres of IP were surveyed over and beyond the mineralized outcrop. The property was purchased in 1995 by GMA Holdings S.A., an indirect subsidiary of the Company. Between September 1995 and February 1996 a 5,746-metre drill program was conducted on the property. From this drilling, samples were taken for metallurgical testing.

In March 1999, GMA and Argentina Mineral Development ("AMD"), an associate of Climax Mining of Australia, entered into an agreement pursuant to which both companies agreed to contribute their property holdings and mining rights in San Jorge and the surrounding area to a newly formed holding company of which GMA owns 85% and AMD 15%. This new company, Minera San Jorge S.A. ("MSJ") will continue development of the property. AMD's 15% interest is redeemable in exchange for a 2% net smelter return royalty ("NSR") on the mine developed if MSJ produced a feasibility study within three years, obtained financing within another year and committed to construction of a mine within another six months. If AMD's interest were redeemed, GMA would own 100% of MSJ.

Geology and Mineralization

San Jorge mineralization consists of a porphyry copper-gold deposit. Mineralization at San Jorge trends northeast and occurs in four approximately horizontal but irregular layers, from top to bottom as follows:

Leached:     A leached cap with copper grades averaging 0.15% copper or less, primarily as green and black copper oxides that should be amenable to dump leaching.

Oxide:          Best developed along the western contact of the granite porphyry with the clastics containing malachite, chrysocolla, tenorite and pitch limonite with grades averaging approximately 0.5% copper and 0.25 grams of gold per tonne at a 0.1% copper cut-off.

Enriched:    Associated with areas of intense faulting and repetitive water recharge, and occurs as sooty and steely chalcocite, covellite, digenite and subordinate chalcopyrite averaging approximately 0.7% copper and 0.20 grams of gold per tonne at a 0.1% copper cut-off.

Primary:      Three high-grade areas have been defined in clastics sedimentary units. Good copper grades in both sedimentary and intrusive rocks have been detected to a depth of 495 metres below surface. Copper occurs dominantly as chalcopyrite with very minor bornite. At a 0.4% copper cut-off, the primary mineralization has an average grade of 0.5% copper and 0.2 grams of gold per tonne.

Resources

In May, 1999, the Company re-stated that the total indicated and inferred resource at San Jorge for oxide, enriched, and primary mineralization, using a 0.25% copper cut-off, estimated by Northern Orion to be 381.4 million tonnes grading 0.39 % copper and 0.15 g/t Au for a contained 1.49 million tonnes of copper and 1.8 million ounces of gold. At a 0.4% copper cut-off, the total resource is reduced to 113.1 million tonnes grading 0.60% copper and 0.18 g/t gold for a contained 670,000 tonnes of copper and 636,000 ounces of gold.

The Company, based on open pit mining and heap leaching of the oxide, has estimated an indicated resource and secondary enriched mineralization for solvent extraction and electrowinning (SX/EW) for copper recovery. Assuming a US$0.85 per pound copper price, a 0.25% copper cut-off, and a 2% NSR with incremental dump leach of low-grade material, an in-pit resource has been estimated at 57.3 million tonnes grading 0.61% copper, for 348,900 tonnes of contained copper. Primary copper-gold mineralization could then potentially be evaluated for a primary milling style of operation, producing concentrates. At today's metal prices this is not economic but gives an idea of the potential of the property if metal prices were to improve.

Metallurgy

In 1997, a metallurgical test program was undertaken to determine the response of the ore to bacterial oxidation. Preliminary results indicated recoveries up to 75% in 250 days. Flotation tests on primary mineralization have given copper recoveries of up to 92% producing concentrates grading 25% copper. Gold is mostly free milling and recoveries of 60% have been achieved.

Exploration

Drilling by GMA and AMD has encountered indications of additional copper mineralization to the northeast, east and southeast of the main San Jorge deposit in a similar geologic setting to the main San Jorge deposit.

Areas to the east and southeast of San Jorge, within the expanded property area, contain large IP chargeability anomalies that coincide with anomalous copper-bearing, intercepts in the core of a reconnaissance drill hole , indicating potential for satellite copper systems similar to the San Jorge deposit. The Company is currently evaluating the potential for exploring for and developing additional resources in the satellite areas. However, limited work is planned for 2002 in light of the continued poor metal prices.

The Company has evaluated, on a pre-feasibility basis, the potential for developing a solvent extractive, electrowinning operation at San Jorge. Even though the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price. The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

Cuban Properties

Mantua Project

The Company acquired all of the outstanding shares of Minera Mantua Inc. ("MMI") from a group of vendors, including Miramar in 1995. MMI, through Minera Cobre S.A. ("Cobre") and Minera Delita S.A. ("Delita") has a 50% working interest in the Mantua copper project (the "Mantua Project") subject to the 2.5% net proceeds royalty in favour of Miramar.

The Mantua property contains a secondarily enriched copper deposit. It is located in Pinar del Rio Province, western Cuba, 240 kilometres from Havana. The property consists of an 8 square kilometre production concession and an adjoining 11.2 square kilometre area of interest. The site is reached via a four-lane highway from Havana to Pinar Del Rio, which is 65 kilometres east of Mantua. A paved secondary road then links with the site.

Acquisition Agreement

The Company's 50% working interest in the Mantua Project pursuant to an agreement with Geominera SA ("Geominera") dated August 13, 1993, (as amended, the "Cobre Association Agreement"). Geominera is a Cuban corporation formed by the Cuban Ministry of Basic Industry for the purpose of holding mineral rights and entering into agreements with foreigners for the development of such mineral rights. The Cobre Association Agreement and the related articles of incorporation are the constating documents of Cobre Mantua S.A. ("Comantua"), a Cuban joint enterprise the shares of which are allocated on a 50/50 basis between Geominera and the Company's indirect subsidiary. Geominera's contribution to the joint enterprise was the exclusive right to explore, develop, mine and exploit the Mantua Project, together with all previous studies and investigations relating to the Mantua Project. The Company's contribution included a feasibility study on the Mantua Project prepared in 1993 and a cash contribution of US$20,000. Profits of the joint enterprise are to be distributed 50% to Cobre, the Company's subsidiary, and 50% to Geominera. Pursuant to the Cobre Association Agreement, the Company was required to negotiate and obtain all financing necessary for the commercial development of the Mantua Project by June 30, 1995. However, subsequent to the date of the Cobre Association Agreement, Geominera agreed to waive the June 30 1995 date so long as Cobre obtained financing when required to develop the Mantua project.

Under the Cobre Association Agreement, Cobre is entitled to the total net income (after satisfaction of all current obligations in respect of third party financing) of the Mantua Project during the first two years of operations of any mine in repayment of advances made by it to the joint enterprise. If any advances remain outstanding at the end of that two-year period, Cobre will continue to be entitled to no less than 75% of the net income of the Mantua Project until all such advances are repaid. All major decisions of Comantua require the approval of the representatives of each of Geominera and the Company; however, all ordinary operating decisions are made by the operations manager who is appointed by the Company for a period of time equal to 1.5 times the period of time required for Cobre to be repaid its capital investment.

History and Exploration

In the early 1960s workers from the Instituto de Recursos Minerales, a Cuban government agency, explored the Mantua copper deposit. In 1964 copper mineralization was discovered beneath an iron rich gossanous cap by an exploration program, including drilling, supervised by Soviet geologists. In 1992 Marc Rich & Co., a United Kingdom-based investment firm, completed an additional 12 drill holes, geotechnical investigations and metallurgical test work.

In late 1993 the Company, through Minera Cobre commenced detailed investigations, including an additional 13 drill holes, bulk sampling and metallurgical testing. An 11 tonne metallurgical sample was collected from one of the test shafts for metallurgical testing. A preliminary metallurgical scoping study was comple ted in the latter part of 1993 on material collected from one drill hole and a metallurgical test program was commenced in February 1994 on material from the 11 tonne bulk sample.

In the summer of 1994 Minera Cobre drove a 145-metre exploration tunnel to access the ore body and in September and October 1994 extracted 600 tonnes of material for pilot scale metallurgical testing. A pilot plant was operated using material extracted from the tunnel. Pilot plant operations were conducted in two phases, in November and December 1994 and from January to March 1995. Results of these operations confirmed the viability of the preferred processing method.

In 1995 Minera Cobre identified significant gold values in the gossan cap overlying the main copper deposit, as well as payable gold credits in the copper ore itself, and a zone of anomalous gold values parallel to the copper deposit. A program of work to evaluate the potential for an economic gold operation to recover gold values from the gossan cap was commenced in February 1995. A total of 65 drill holes were completed, delineating a zone of potentially commercial gold values over the centre of the copper deposit. Metallurgical testing has demonstrated the amenability of this material to conventional heap leach recovery methods.

In 1996 a regional exploration program was initiated to identify additional gold occurrences in gossans, saprolites and regional shear structures. In excess of six hundred surface samples were taken throughout the region and some minor gold occurrences were identified.

Drilling in 1997 involved two main phases that included nine diamond drill holes for 655 metres and eight diamond drill holes for 684.7 metres, respectively. Both programs were primarily designed to define the distribution of near surface, gold gossan; however, the second program included two deep holes. Late in the year a single hole was drilled to collect a metallurgical sample.

Geology and Mineralization

The Mantua copper deposit is a secondary enrichment of copper mineralization produced by the weathering of primary sulphide mineralization of volcanogenic -exhalative origin. Copper has been leached from trace amounts of sulphide copper mineralization (chalcopyrite) and re-deposited beneath a gold-rich gossanous cap.

Primary sulphide mineralization, both massive and disseminated, occurs within a 50 to 100 metre thick sequence of inter-layered basic volcanic rocks, shale, siltstones and sandstones. Folding and thrust faulting in the Late Mesozoic was focused between the more competent limestone units causing extensive shearing and brecciation of the volcanic and sedimentary sequence.

The folding of the Mantua and surrounding area rocks is interpreted as a broad syncline and anticline defining an open "S" shape. The eastern limb of the syncline contains the majority of the mineralization defined by drilling. The Mantua copper deposit forms an elongate lens with a northeast to southwest strike, concordant with the enclosing formations. The deposit dips 50 to 70 degrees to the west and has a strike length of 1,300 metres.

Unoxidized mineralization is dominated by pyrite, with some chalcopyrite and sphalerite. The leached cap oxide zone is composed of lateritic iron oxides with essentially no copper content. The supergene zone below this leached cap consists mainly of chalcocite, with cuprite, covellite and some native copper. The secondary-enriched copper zone can be divided into three distinct ore types that may be segregated during mining operations.

Geological Resources

The reserves and resources at Mantua have been calculated by the Company pursuant to NI 43-101, and have been confirmed by qualified third parties. Within the proposed open pit and assuming a copper price of US$0.85 per pound, proven and probable reserves are estimated to be 7,525,000 tonnes grading 2.74% copper containing 206,212 tonnes or 454.6 million pounds of copper and additional measured and indicated resources are estimated to be 4,454,000 tonnes grading 0.76% copper containing 33,850 tonnes or 74.6 million pounds of copper (as stated in the Company's 1998 Annual Report).

Mine Plan and Capital Cost

After a thorough review of previous test work and a rigorous program of laboratory and pilot tests conducted in Cuba, Chile and Canada from 1993 through 1998, a processing scheme was selected which utilizes modern, proven processing technologies to extract the maximum amount of copper economically possible. These processing steps include grinding, agitation leaching, solvent extraction and, finally, electrowinning for the production of copper cathodes.

The copper ore will be fed as mined directly to an SAG (semi-autogenous grinding) mill, followed by leaching in agitated tanks. A series of counter current decantation thickeners will then wash out all of the copper-containing acid solution. Copper-containing acid solutions will be processed through a solvent extraction circuit to form a strong electrolyte solution from which copper cathodes will be produced by conventional electrowinning. Tailings will be pumped to a nearby impoundment for disposal based on an environmentally sound design.

The preliminary design is for processing facilities capable of treating 750,000 tonnes of high-grade copper ore per annum.

Phase 1 Gold Leaching

Construction of the Phase 1 gold leaching at the Mantua Project commenced in March 1997 and concluded in February, 1998. Phase 1 consisted of a heap leach gold operation that was planned to recover approximately 70,000 ounces of gold from the gossan cap over a two-year period at a capital cost of approximately US$11.6 million. Removal of this material was intended to allow access to the high-grade copper reserve under the gossan cap.

Mining of gold ore commenced in February 1998 and was concluded in September 1999. Prior to achieving commercial production, all costs of start up operations and related interest and overhead were capitalized. During the operation, recovered gold was below expectations and totalled 31,389 ounces of which the Company's share was 15,694 ounces. Due to higher than expected ore clay and fines content field leach times had to be extended to 70 days from the designed 28 days and ultimate gold recoveries were 50% of what was forecast.

Phase 2 Copper Mining

The Phase 2 copper operation is planned to commence after gold leaching is completed. Evaluation of the copper phase is proceeding, with production targeted to average about 40 million pounds of copper cathode per year at a cash cost of US $ 0.45 per pound.

Capital costs are anticipated to be US$ 50 million with a moderate pressure and temperature ferric leach process. This process utilizes proven technologies that are in use at other mining operations.

In 1998, preliminary financial evaluation by the Company, independently reviewed by Bateman Project Holdings Limited, indicates that an average annual production rate of 39 million pounds of copper cathode can be achieved with direct operating costs of US $0.445 per pound over a 11 year mine life. This would place the operation in the lower quartile of world copper production costs. Capital costs, also reviewed by Bateman Project Holdings Limited, including contingency are estimated at US $48.5 million.

Efforts continued in 2001 to arrange financing for a bankable feasibility study for the copper mining phase. The Company's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing. In August 2001, the Company optioned its interest in the project to an arm's length party.

The terms of the option required the optionee to assume and pay all carrying costs relating to the Company's operations in Cuba and the project, complete a bankable feasibility study within 18 months, arrange all financing required to commence commercial production and commence construction of the project within a specified time.

On April 12th 2002, the option was terminated due to the inability of the optionee to raise funds required to complete the required feasibility study. Northern Orion has resumed paying the costs of the Cuban operations.

The project is subject to approximately US $28 million in subordinated debt owed to the Company and a 2.5% net proceeds return royalty from attributable production.

5 SELECTED CONSOLIDATED FINANCIAL INFORMATION

Five Year Comparative Data

All dollar figures are in thousands except for per share data that is in dollar amounts.

	2001 (1)	2000 (1)	1999 (1)	1998 (1)	1997 (1)
Total revenue	362	66	2,987	3,629	637
Loss	1,285	23,804	18,167	21,287	7,126
Loss per share ($)	0.01	0.28	0.25	0.29	0.10
Total assets	84,021	83,071	119,265	131,411	138,621
Long-term debt	--	27,254	27,669	33,828	13,567

(1) As at and for the year ended December 31st.

For the Three Months Ended (unaudited) Fiscal 2001 and First Quarter Fiscal 2002

All figures expressed in thousands of dollars, except per share amounts

	Mar 31 2002	Dec 31 2001	Sep 30 2001	Jun 30 2001	Mar 31 2001
Revenue	3	12	328	2	20
Expenses	471	607	283	415	342
Loss (income)	468	595	(41)	413	322
Loss/Common share	0.00	0.00	0.00	0.00	0.00
Total Assets	84,278	84,021	84,078	84,230	83,701
Total Liabilities	32,383	32,158	31,618	31,811	53,575
Share Capital	149,774	149,274	149,280	149,280	126,574
Deficit	97,879	97,411	96,820	96,861	96,448

For the Three Months Ended (unaudited) Fiscal 2000

All figures expressed in thousands of dollars, except per share amounts

	Dec 31 2000	Sep 30 2000	June 30 2000	Mar 31 2000
Revenue	23	29	8	6
Expenses	22,490	302	378	700
Loss	22,467	273	370	694
Loss/Common share	0.25	0.01	0.01	0.01
Total Assets	83,071	103,035	102,359	102,237
Total Liabilities	52,623	34,587	33,638	25,773
Share Capital	126,574	126,500	126,500	126,500
Deficit	96,126	58,052	57,779	50,036

Dividends

There are no restrictions that could prevent the Company from paying dividends, however, the Company has not paid any dividends on its common shares since incorporation and has no present intention of paying dividends as it anticipates that all available funds will be invested to finance the growth of the Company.

6 MANAGEMENT'S DISCUSSION AND ANALYSIS

Form 44-101F2 Disclosure

Management's Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2001, is set out at pages 4 to 8, inclusive, of the Company's 2001 Annual Report filed via SEDAR on May 21, 2002, and is incorporated herein by reference.

7 MARKET FOR SECURITIES

Market for Securities

The Company's common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol NNO.

8 DIRECTORS AND OFFICERS

The following table sets forth the names and municipalities of residence of the directors and officers of the Company, their positions held with the Company and their principal occupations.

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for the Previous Five Years
Norman Anderson (1) Director Vancouver, BC	2000	President of Anderson & Associates
John K. Burns (1) Chairman of the Board and Director Philadelphia, Pa.	1995	President & Chief Executive Officer, Frontier Resources Management Inc.
P. Terence O'Kane (1) Director Vancouver, BC	1999	Self-employed Metallurgical Engineer
Stephen Wilkinson (1) (2) President, Chief Executive Officer and Director North Vancouver, BC	1999	Self-employed Businessman; 1997-1999, Mining Analyst, Global Mining and Metals Group for RBC Dominion Securities Inc.
David Cohen Chief Operating Officer West Vancouver, BC	N/A	Self employed businessman; 1997-2001, Sr. Vice President for Miramar Mining Corporation
Robert Cross Director West Vancouver, BC	2001	Managing Director of Vencourt Capital Inc.
Frank A. Lang Director West Vancouver, BC	2001	President and Chairman of Valerie Gold Resources Ltd.
Sargent H. Berner Corporate Secretary Vancouver, BC	N/A	Partner, DuMoulin Black, Barristers and Solicitors
Mary P. Collyer Assistant Secretary West Vancouver, BC	N/A	Partner, DuMoulin Black, Barristers and Solicitors
Shannon Ross Chief Financial Officer Burnaby, BC	N/A	Chief Financial Officer, Valerie Gold Resources Ltd.; 1999, Controller and Corporate Secretary, Dia Met Minerals Ltd.; 1996-1999, Controller, Hunter Dickinson Group of companies
(1)	Member of executive committee.
(2)	Member of audit committee.

The directors of the Company are elected and hold office until the next annual general meeting of the shareholders, unless any director resigns, is removed, or becomes disqualified earlier.

As at July 4, 2002, the directors and officers of the Company as a group, beneficially own, directly or indirectly, or exercise control or direction over 88,345,804 common shares or 72.29% of the voting common shares of the Company. This number includes 70,012,471 shares owned by Miramar, which are subject to a voting trust in favour of Robert Cross until June 30, 2002. Ontario Ltd., also holds an option to purchase 60,012,471 of the shares owned by Miramar. The option is held in trust for Valerie Gold Resources Ltd., a company with two common directors (also see "Trends" above for more detail)

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed here, to the knowledge of Management, no director or officer of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the 10 years before the date of this AIF, has been a director or officer of any other issuer which, while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robert Cross, a director of the Company, joined the board of Livent Inc. ("Livent") as part of the M. Ovitz Group in June 1998. Accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998. Thereafter a class action suit was filed against Livent and its directors. Mr. Cross is currently not involved in any actions or proceedings respecting Livent.

Penalties or Sanctions

To the knowledge of Management, no director or officer of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has:

(a)	been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by any Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of Management, no director or officer of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such person has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

Until July 31, 2001, the Company received administrative services from Lang Mining Corporation ("Lang Mining"), a private company of which Frank A. Lang, a director of the Company, is the President, a Director and a major shareholder, and reimbursed Lang Mining for expenses. As of December 31, 2001, Lang Mining owed the Company $2,679 for advance payments on administrative services provided.

Since August 1, 2001, management, administrative and other services have been provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various individuals, partnerships and corporate entities currently sharing office space with the Company.

Until January 2002, two of the Company's directors were also directors and officers of Miramar, the Company's controlling shareholder. Robert Cross, a director of the Company, controls the voting rights in respect of 70,012,471 shares of the Company pursuant to a Voting Trust Agreement with Miramar. Mr. Cross is also the principal shareholder of Ontario Ltd., which holds an option to purchase 60,012,471 of the shares owned by Miramar. The option is held in trust for Valerie Gold Resources Ltd., a company with two directors in common with the Company. Valerie Gold Resources Ltd. also holds 15% of the issued and outstanding shares of the Company. The voting trust and the option were due to expire on June 30, 2002.

On June 28, 2002, Miramar issued a press release announcing that Ontario Ltd. assigned a portion of its option to acquire from Miramar 60,012,471 common shares of the Company. Ontario Ltd. intends to exercise its option to a minimum of 48 million common shares of the Company on or by July 8, 2002. Miramar has granted Ontario Ltd. an extension of the expiry date to acquire the unexercised portion of the option until July 8, 2002. (also see "Trends" above for more detail)

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and conducting terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

To the knowledge of management and except as disclosed herein, there are no existing or potential conflicts of interest between the Company, any subsidiary of the Company and a director or officer of the Company.

9 ADDITIONAL INFORMATION

The information contained in this Annual Information Form is as at July 4, 2002, unless otherwise stated. The Company's management proxy circular for its annual and extraordinary general meeting of shareholders held on June 25, 2002, contains further information, including information relating to directors' and officers' remuneration, principal holders of voting securities, options to purchase securities and interest of insiders in material transactions. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year. The financial statements are set out at pages 12 to 27, inclusive, of the 2001 Annual Report, filed via SEDAR on May 21, 2002, under Audited Annual Financial Statements. The applicable sections of those documents are incorporated herein by reference.

The Company will provide to any person, upon written request to the Secretary of the Company, c/o Northern Orion Explorations Ltd., Suite 1400, 570 Granville Street, Vancouver B.C. Canada V6C 3P1,

(a) when the securities of the Company are in the course of a distribution under a preliminary prospectus or a short form prospectus:

(i)

One copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)

One copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company issued subsequent to the financial statements for its most recently completed financial year;

(iii)

One copy of the information circular of the Company in respect of its most recent annual meeting of the shareholders that involved the election of directors or one copy of any filing prepared in lieu of that information circular as appropriate; and

(b) At any other time, one copy of any other documents referred to in paragraphs (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for the most recent annual meeting of the shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

TECHNICAL GLOSSARY

In this Annual Information Form the following terms have the meanings set out below:

Ag - Chemical symbol for the metallic element silver.

Au - Chemical symbol for the metallic element gold.

Alteration - Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.

Batholitic - Of a large, deep-seated rock intrusion, usually granite, often forming the base of a mountain range, and uncovered only by erosion.

Bed - The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations, not an intrusion.

Bedding - Condition where planes divide sedimentary rocks of the same or different lithology.

Bedrock - Solid rock underlying surficial deposits.

Breccia - Rock fragmented into angular components.

Chalcocite - A sulphide mineral of copper, Cu2S.

Chalcopyrite - Copper iron sulphide mineral (CuFeS2).

Covellite - A sulphide mineral of copper, CuS

Cretaceous - A period of geological time ranging from approximately 135 million to 65 million years ago.

Cu - Chemical symbol for the metallic element copper.

Diamond (Drill) Hole - A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

Dip - The angle at which a stratum is inclined from the horizontal.

Displacement - Relative movement of rock on opposite side of a fault; also known as dislocation.

EM - Electromagnetic.

Eocene - Part of the early Tertiary period, 60-40 million years ago.

Fault - A fracture in a rock along which there has been relative movement either vertically or horizontally.

Fe - Chemical symbol for the metallic element iron.

Feldspar - A group of common aluminosilicate minerals.

Feasibility study - Engineering study to determine if a mineral property can be developed at a profit and methods to develop it.

Footwall - The mass of rock that lies beneath a fault, an orebody, or a mine working; the top of the rock stratum underlying a vein or bed of ore.

G/t - Grams per tonne.

Gangue - Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Geochemical Survey - A measure of the abundance of different elements in rock, soil, water etc.

Geochemistry - Study of variation of chemical elements in rocks or soil.

Gneiss - A foliated metamorphic rock characterized by alternating bands of light and dark minerals.

Gouge - Soft, pulverized mixture of rock and mineral material found along shear (fault) zones and produced by the differential movement across the plane of slippage.

Grab Sampling - A random, possibly hurried, sample of mineralized ground with no statistical validity, taken simply to check the type of mineralization.

Grade - The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.

Graphite - Very common mineral, soft native carbon, occurring in black to dark-grey foliated masses, with metallic lustre and greasy feel.

Grid - A network of evenly spaced horizontal and vertical bars or lines, especially one for locating points when placed over a map or chart.

Hanging wall - The rock mass above a fault plane, vein, lode, orebody, or other structure, the underside of the country rock overlying a vein or bed of ore.

Hectare - A measurement of area equal to a square of 100 metres in length on each side (10,000 square metres.

Intrusive - Said of an igneous rock, which invades older, rocks.

Jurassic - A period of geological time extending from 195 million to 135 million years ago.

Lime - A white substance, calcium oxide (CaO), obtained by the action of heat on limestone, shells and other materials containing calcium carbonate.

Limestone - Rock consisting mainly of calcium carbonate, often composed of the organic remains of sea animals (mollusks, coral, etc.) and used as building stone.

Limonite - A native hydrous ferric oxide of variable composition that is a major ore of iron.

Lode - A tabular or vein-like deposit of valuable mineral between well defined walls of country rock.

Meta-intrusive - An intrusive rock that has been metamorphosed.

Metamorphosed/Metamorphic - A rock that has been altered by physical and chemical processes including heat, pressure and fluids.

Metasediment - A sedimentary rock which shows evidence of having been subjected to metamorphism.

Mica - Any member of a group of minerals, hydrous disilicates of aluminium with other bases, chiefly potassium, magnesium, iron and lithium, that separates readily into thin, tough, often transparent, and usually elastic laminae.

Mineralization - The concentration of metals and their chemical compounds within a body of rock.

Miocene - Part of the late Tertiary period, 25-11 million years ago.

Mo - Chemical symbol for the metallic element molybdenum.

Molybdenite - principal mineral of molybdenum, MoS2.

Net Smelter Return (Royalty) - A royalty based on the actual metal sale price received less the cost of refining at an off-site refinery.

Offset - The horizontal displacement component in a fault, measured parallel to the strike of the fault.

Ore - Rock containing mineral(s) or metals, which can be economically extracted.

Orebody - A solid and fairly continuous mass of ore.

Outcrop - An exposure of bedrock at the surface.

Paleocene - Relating to the earliest epoch in the Tertiary period.

Pb - Chemical symbol for the metallic element lead.

PGE - Platinum Group Elements; includes platinum, palladium, rhodium, ruthenium, osmium and iridium.

Porphyry - A rock consisting of feldspar crystals embedded in a compact dark red or purple groundmass.

PPB - Part Per Billion.

PPM - Part Per Million.

Pt - Chemical symbol for the metallic element platinum.

Pyrite - Iron sulphide (FeS2).

Pyrrhotite - A magnetic iron sulphide material.

Quartz - A mineral composed of silicon dioxide.

Quartzite - A silica-rich metamorphic rock formed from sandstone.

Reconnaissance - A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.

Rotary Drilling - The chief method of drilling deep wells, especially for oil and gas. A hard-toothed bit rotates at the bottom of a drill pipe, grinding a hole into the rock. Lubrication is provided by continuously circulating drilling fluid, which brings the well cuttings to the surface.

Schist - A strongly foliated metamorphic rock.

Sediment - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Shear - To move as to create a planar zone of deformed rock.

Silicious - Said of a rock rich in silica.

Soil Sampling - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sulphide - A group of minerals in which one or more metals are found in combination with sulphur.

Tertiary - Geological period (part of the Cenozoic Era) from 65 million - 1.8 million years ago.

Tonne - Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

Trenching - The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.

Vein - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Workings - A part of a mine, quarry, etc., where work is or has been done.

Zn - Chemical symbol for the metallic element zinc.

NORTHERN ORION EXPLORATIONS LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2002

DATED:  May 16, 2003

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1

CORPORATE STRUCTURE	1

Name and Incorporation	1
Intercorporate Relationships	2

GENERAL DEVELOPMENT OF THE BUSINESS	3

Three Year History	3
Significant Acquisitions and Significant Dispositions	5
Trends	5

NARRATIVE DESCRIPTION OF THE BUSINESS	6

General	6
Additional Risks and Uncertainties	7
Mineral Property Interests	11

SELECTED CONSOLIDATED FINANCIAL INFORMATION	41

Five Year Comparative Data	41
Quarterly Financial Information	41
Dividends	42

MANAGEMENT'S DISCUSSION AND ANALYSIS	42

Form 44-101F2 Disclosure	42

MARKET FOR SECURITIES	42

Market for Securities	42

DIRECTORS AND OFFICERS	43

Name, Address, Occupation and Security Holding	43
Corporate Cease Trade Orders or Bankruptcies	44
Penalties or Sanctions	44
Personal Bankruptcies	44
Conflicts of Interest	44

ADDITIONAL INFORMATION	45

Throughout this Annual Information Form ("AIF"), Northern Orion Explorations Ltd. may be referred to as the "Company" or "NNO". The term Company includes the subsidiaries of the Company for the purposes of the information and discussion under "General Development of the Business", "Narrative Description of Business", Selected Consolidated Financial Information" and "Management's Discussion and Analysis". All dollar amounts in this AIF are in Canadian dollars unless otherwise stated. All information contained herein is as at December 31, 2002, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual information form and the documents incorporated by reference herein contained "forward-looking statements". Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of exploration activities, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business - Additional Risks and Uncertainties" in this annual information form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name and Incorporation

Northern Orion Explorations Ltd. was incorporated with the name Northern Orion Resources Ltd. under the Company Act (British Columbia) by memorandum and articles dated April 30, 1986. On October 31, 1986, the memorandum of the Company was amended to change the name of the Company to Northern Orion Explorations Ltd. On November 28, 1994, the memorandum of the Company was amended to increase the authorized capital from 25,000,000 to 100,000,000 common shares without par value ("Common Shares"), and on October 15, 1997, the memorandum and articles of the Company were amended to increase the authorized capital from 100,000,000 to 700,000,000 shares divided into 500,000,000 Common Shares, 100,000,000 First Preference Shares without par value and 100,000,000 Second Preference Shares without par value.

The registered and records offices of the Company are located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5 and its principal executive office is located at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9.

Intercorporate Relationships

The following chart sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation or organization and the direct or indirect percentage ownership of the Company in such subsidiary as at May 16, 2003.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company, through its subsidiaries, is engaged in the exploration for, and the development of, precious and base metals. The Company's principal project is the Agua Rica copper project (the "Agua Rica Project") in the Catamarca Province, Argentina. The Company also has an indirect 85% interest in the San Jorge copper/gold property (the "San Jorge Project") near Mendoza, Argentina, and an undivided 50% interest in the advanced Mantua gold/copper project (the "Mantua Project") in Cuba, which has been optioned to a third party. See "Narrative Description of Business - Mineral Property Interests".

In March,2003 the Company agreed to participate with Wheaton River Minerals Ltd. ("Wheaton") in the acquisition of a 25% interest in the Bajo de la Alumbrera gold/copper mine ("Alumbrera Mine") in Argentina. The Company and Wheaton will each acquire a net 12.5% interest on closing. As at the date of this Annual Information form, the acquisition is still subject to a number of conditions, including due diligence, financing, definitive agreements and all necessary third party and regulatory approvals and consents. See "Trends".

Three Year History

During the past three years financial constraints necessitated a significant reduction in all of the Company's activities. The Company's principal focus was on reducing costs and maintaining its principal properties. The Company has historically financed its operations through equity financings and financial support from its former controlling shareholder, Miramar Mining Corporation ("Miramar"). Due to market conditions and depressed copper prices from 1998 forward, the Company was unable to access external financing and became increasingly dependent upon Miramar for financial support.

In fiscal 2000, the Company embarked on a restructuring aimed at reducing its dependency on Miramar and enhancing its ability to access external financing. Approximately $18 million of debt owed to Miramar was converted to a royalty and proceeds interest (the "Royalty and Proceeds Interest") under which Miramar is entitled to a 2.5% net smelter returns royalty on production from the Company's interests in the Agua Rica Project, the San Jorge Project and the Mantua Project and an interest in the net proceeds received by the Company from a disposition of any of such interests, capped at approximately $18 million.

In May 2001, Miramar converted approximately $21.2 million of convertible debt into common shares of the Company at $1.47 of debt per share, for a total of 14,439,621 shares of the Company, the Company's remaining indebtedness to Miramar (approximately $6.9 million) was consolidated into promissory notes convertible into common shares of the Company at $0.15 of principal amount per share, the maximum amount payable by the Company to Miramar under a previously granted Royalty and Proceeds Interest was reduced from approximately $18 million to $15 million and Miramar relinquished any entitlement to proceeds of sale of any interest in the San Jorge Property. The 2001 debt restructuring was conditional upon completion of the following transactions concurrently with the debt restructuring, (i) the grant by Miramar of an option (the "Option") on all but 10 million of the approximately 70 million common shares of the Company it then held and on the new convertible promissory notes, to 1341180 Ontario Ltd. ("Ontario Ltd."), a company controlled by Robert Cross, and (ii) a private placement of 10 million units of the Company (consisting of one share and one whole share purchase warrant at $0.15 per unit for proceeds of $1,500,000. Mr. Cross became a director of the Company subsequent to negotiation of the Option. The private placement was completed by Valerie Gold Resources Ltd. (now ValGold Resources Ltd. ("ValGold"), and Frank Lang, a director of ValGold, was subsequently appointed to the Board of the Company.

The restructuring was completed in fiscal 2002, when, pursuant to transactions facilitated by Ontario Ltd. under its Option, 48 million shares held by Miramar were redistributed and the convertible promissory notes were converted into 46,097,367 shares of the Company. Miramar ceased to be a controlling shareholder of the Company as a result of the transactions. Further details regarding the restructuring are provided in the Company's 2002 Annual Report, file d on SEDAR under the Company's profile.

During fiscal 2000 through 2002, while restructuring efforts were ongoing, efforts were made to reduce the Company's financial commitments while preserving, to the extent possible, its interests in its principal properties. In March 2000, the Company released its interest in the Delita gold project on the Isle of Youth, Cuba and returned the project to Geominera S.A. The project had been placed on hold in 1998 due to low gold prices, and a write down of $8.4 million was recorded representing the costs of exploration of the project to 1998.

In July 2001 the Company granted an option on the Mantua Project, pursuant to which the optionee assumed the carrying costs of the project and committed to raise the financing and complete a bankable feasibility study within 18 months. In April 2002 the optionee announced that it was unable to secure the necessary financing on suitable terms and terminated the option. A portion of the carrying costs assumed by the optionee and unpaid were satisfied through the issuance of shares to the Company. In September, 2003 the Company granted a further option on its interest in the Mantua Project to Newport Explorations Ltd. ("Newport") pursuant to which Newport assumed the carrying costs of the project. See "Narrative Description of the Business - Mantua Project.

In the second quarter of fiscal 2001, the Company elected to not pay cash calls made by the operator of the Agua Rica Project and to instead accept a dilution of its interest in the project. In accordance with the operating agreement governing the Agua Rica Project, the Company's interest was diluted to approximately 29.12% at December 31, 2001, from the original interest of 30%. During 2002, the Company did not contribute any funds (2001 - $0.5 million) to the Agua Rica project, with the result that the Company's interest was further diluted from approximately 29.12% at December 31, 2001 to approximately 28.0% at December 31, 2002.

In March 2002 the Company completed a $0.5 million private placement financing and a $2.0 million private placement financing in August 2002, to raise funds for working capital and to finance a search for potential acquisitions which would enhance the Company's existing projects and provide positive cash flow. Further information regarding the financings is contained in the Company's 2002 Annual Report, filed on SEDAR under the Company's profile.

Recent Developments

In February, 2003, the Company announced that it had reached an agreement with BHP Minerals International Exploration Inc. ("BHP") to acquire from BHP the remaining 72% of the Agua Rica Project for a purchase price of US$12.6 million, US$9 million of which BHP agreed to defer, without interest, until June 30, 2005. The deferred payment is secured by, among other things, a pledge of the interest acquired. To fund the initial US$3.6 million payment and further working capital requirements, the Company negotiated a non-brokered private placement of 40 million units at $0.10 per unit, to raise gross proceeds of approximately $4 million and a further US$3 million secured convertible credit facility (the "Credit Facility"). The 40 million unit financing was completed in the first quarter of 2003. Each unit consists of one common share and one non-transferable share purchase warrant.

The acquisition of BHP's 72% interest in Agua Rica was completed on May 8, 2003. The Credit Facility, provided by Endeavour Mining Capital Corp., ("Endeavour") an arm's length company, was drawn to fund a portion of the initial payment. The Credit Facility bears interest at the rate of 10% per annum payable monthly, is for an initial term of six months and can be extended for a further term of six months by payment of an extension fee of US$150,000 in cash, a combination of cash and shares, or all shares, provided that if the extension fee is satisfied with shares subject to a hold period, the fee will be US$225,000. The principal outstanding under the Credit Facility is convertible into common shares of the Company at the rate of $0.20 of principal amount per share. If the term of the loan is extended, the conversion rate is $0.175 per share. Endeavour received commitment and draw down fees totalling US$150,000 in cash and 3,000,000 share purchase warrants each exercisable to acquire one additional share of the Company at $0.15 per share for a period of two years. In February, 2003, the Company entered into a contract with Endeavour Financial Services Ltd., a company related to Endeavour pursuant to which Endeavour Financial Services Ltd. provides financial advisory services to the Company and receives compensation of US$10,000 per month and is entitled to success fees ranging from 1% to 2.5% on equity financings, acquisitions, divestitures and mergers and debt financings undertaken during the term of the agreement. The contract is for an initial term of twelve (12) months.

In April 2003, the Company announced that it had entered into agreements with Wheaton River Minerals Ltd. ("Wheaton") and Rio Algom Limited ("Rio Algom") pursuant to which the Company and Wheaton agreed to acquire a 25% interest in the Bajo de la Alumbrera ("Alumbrera") gold-copper mine in Argentina for US$180 million (the "Alumbrera Acquisition"). Rio Algom has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005. The purchase will be effected through a Company owned equally by Wheaton and the Company ("AcquisitionCo"). The deferred amount will be secured by a charge on the shares of AcquisitionCo.

The Alumbrera Acquisition is scheduled to close on June 23, 2003. The Company's participation in the Alumbrera Acquisition is conditional upon it receiving sufficient commitments for its required equity contribution by May 23, 2003, failing which Wheaton will be entitled to acquire the Company's interest for $1.00. The Alumbrera Acquisition is subject to a number of conditions including due diligence, financing, all necessary regulatory and third party approvals and consents (including consents of the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom. As at the date of this Annual Information Form, none of the conditions have been satisfied. See "Trends".

Significant Acquisitions and Significant Dispositions

The Company did not complete any significant acquisitions or dispositions, as that term is defined under applicable securities rules, in 2002. Throughout 2002, the Company reviewed a number of potential acquisitions with a focus on projects with the potential for providing positive cash flow. Subsequent to its 2002 fiscal year-end, the Company completed the acquisition of the 72% interest held by BHP in the Agua Rica Project and entered into an agreement relating to the Alumbrera Acquisition. See "General Development of the Business - Three Year History" and "Trends".

Trends

The Alumbrera Acquisition is subject to a number of conditions including due diligence, financing, all necessary regulatory and third party approvals and consents and entering into a definitive purchase and sale agreement with Rio Algom. To fund its share of the purchase price and its working capital requirements the Company has entered into an engagement letter with a syndicate of agents to conduct a private placement of special warrants on a best efforts basis to raise US$65 million, with an over-allottment option for a further US$15 million. The issue price of the special warrants is $0.13 and each special warrant will be exercisable without additional consideration to acquire one common share and one-half of one share purchase warrant. These securities have not been and will not be registered under the US Securities Act of 1933, as amended, or the securities laws of any U.S. state, and may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available.

Up to US$65 million of the proceeds will fund the Company's portion of the purchase price in respect of the Alumbrera Acquisition and the balance, if any, will be used for working capital requirements. The Company will be required to file and obtain receipts for a prospectus to qualify the issuance of common shares and any share purchase warrants underlying the special warrants and a 10% penalty, payable in securities, will apply if the Company fails to obtain a receipt for a final prospectus within 90 days of the closing date of the private placement. The financing will result in substantial dilution to the Company's existing shareholders.

The financing is subject to shareholder and regulatory approval and will require shareholder approval of an increase in the authorized capital of the Company, which will be sought at the Company's annual and extraordinary general meeting scheduled for June 16, 2003. At the meeting shareholders will also be asked to approve a consolidation of the Company's common share capital of the basis of one (1) new share for ten (10) old common shares held and a change of name of the Company to "Northern Orion Resources Inc.

As a result of the Agua Rica acquisition the Company has significant financial commitments (US$9 million deferred payment to BHP due June 2005 and US$3million loan due November 8, 2003). The Company's ability to meet such commitments is dependent upon it acquiring a source of cash flow sufficient to meet these obligations or undertaking further equity financings to raise the required funds. While it is expected that revenues generated from its acquisition of a 12.5% interest in Alumbrera will be sufficient to allow the Company to meet all of its obligations, the Alumbrera Acquisition is subject to a number of conditions which, at the date hereof, have not yet been satisfied, and accordingly there is no assurance that the Company will be successful in accessing the funds required to meet its commitments. Failure to do so could result in the Company losing its entire interest in the Agua Rica Project unless it is otherwise able to extend or otherwise renegotiate its commitments.

Except as otherwise disclosed herein and in the discussion in the Company's 2002 Annual Report under "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, - Liquidity and Capital Resources", filed on SEDAR under the Company's profile, management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company's business, financial condition or result of operations. See "Three Year History" and "Narrative Description of the Business - Additional Risks and Uncertainties".

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company's principal areas of activity in fiscal 2002 were Argentina and Cuba, the economic and political environments of which are less stable than those of Canada and the United States. Instability in the Argentinean currency has subjected the Company to an increased foreign currency risk. However, most of the Company's expenditures in Argentina and Cuba are in United States (US) dollars. The Company minimizes the exchange rate risks associated with its operations by maintaining most of its cash in Canadian and US dollars outside of Argentina and Cuba.

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. See "Additional Risks and Uncertainties".

The Company does not directly employ any personnel. The Company conducts its exploration activities in Argentina and Cuba through consultants, the services of the Company's Chief Executive Officer and Chairman are provided under contract and the Company contracts for certain administrative services with LMC Management Services Ltd., whose employees and consultants supervise and carry out the day-today business of the Company under the direction of the Chief Executive Officer.

The Company completed a material debt restructuring involving its former controlling shareholder in 2001 and 2002. The nature and results of the restructuring are described in "General Development of the Business - Three Year History" and in the Company's 2002 Annual Report under "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002. Following the completion of this debt restructuring, one of the Company's principal focus in fiscal 2002 was the search for an accretive acquisition.

Additional Risks and Uncertainties

The Company's operations are subject to the following additional risks and uncertainties.

Financial/Going Concern Risks

The Company has no earnings record and there is no assurance that the Company will receive adequate or any revenues from its operations for the foreseeable future. The Company's continuing ability to meet its obligations as they come due and to hold and develop its properties is dependent upon obtaining the financing necessary to meet its liabilities and obligations as they become due. See "Trends".

Financing Risks

The Company currently has no revenue other than interest income. A mining project typically requires a number of years from discovery, definition and development to construction and, as a result, no production revenue is expected from any of the Company's existing projects in the near term. The Alumbrera Acquisition, if completed, will provide the Company with a source of revenue, however, the acquisition remains subject to a number of conditions and there is no assurance that it will complete. In the meantime all of the Company's short to medium-term operating and exploration expenses must be paid from existing cash, external financing or assumption of such costs by joint venture partners or optionees. Actual funding obligations may vary from that budgeted due to a number of factors, the most significant of which would be the progress of exploration and development. In the event that the Company is unable to obtain external financing when required, the Company would be forced to review its property holdings and consider the disposition or dilution of some or all of its interests.

Dilution

As at May 16, 2003, there were approximately 110 million common shares issuable upon exercise of warrants and options and other convertible securities and rights to purchase common shares at prices ranging from $0.075 to $0.20 per share. During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the common shares of the Company with a resulting dilution in the interest of the other shareholders. The Company's ability to obtain additional financing during the period such warrants, options and other rights are outstanding may be adversely affected and the existence of the warrants, options and other rights may have an adverse effect on the price of the Company's common shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding warrants, options and other rights.

Shareholders will experience substantial further dilution in connection with the proposed financing required for the Alumbrera Acquisition. Assuming the financing raises proceeds of US$80 million, an issue price of $0.13 per special warrant and each special warrant exercisable to acquire one common share and one-half of one warrant, a further 1.385 billion shares of the Company will be issued and subject to issue on exercise of the share purchase warrants, without taking into account any penalty securities which may become issuable if the Company does not obtain a receipt for its prospectus within 90 days of the closing of the financing. Shareholders may also experience further dilution if the Company is successful in negotiating additional third party financings. See "Trends".

Any increase in the number of common shares in the market and the possibility of such increase may have a depressive effect on the market price of the Company's common shares. In addition, on issue of any additional common shares, the voting power of the Company's existing shareholders will be substantially diluted.

Exploration and Mining Risks

The business of the exploration for and development of mineral deposits involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties is in production. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Metal Prices, Political and Economic Uncertainty, Environmental and other Regulatory

Requirements

The economics of developing gold, copper and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metals markets, costs of processing equipment and factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company has a history of losses and it has no producing mines.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at any of its mineral properties.

Factors beyond the control of the Company may affect the marketability of any gold, copper or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, acts of terrorism, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect variances in any of the foregoing may have on the Company's results of operations cannot accurately be predicted.

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Economic and Political Instability in Foreign Countries

The Company's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments.

In particular, the Company's interests in Argentina are currently subject to risks relating to an uncertain or unpredictable political and economic environment in Argentina. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to foreign private ownership of natural resources. In addition, the government has renegotiated or defaulted on contracts respecting borrowings from a consortia of international commercial banks.

Argentina is experiencing severe economic difficulties, including a significant currency devaluation. In response to the economic instability in Argentina, the government announced the abandonment of the one to one peg of the Argentina peso to the US dollar in January 2002. During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of loans to multinational organizations. In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

There is a risk of political violence and increased social tension in Argentina as a result of the economic crisis, and Argentina has experienced increased civil unrest, crime and labour unrest. Roadblocks by members of the local communities, unemployed persons and unions can occur on most national and provincial routes without notice. Although there has not been any recurrence of disruptions in the past several months, there is no assurance that disruptions will not occur in the future which will affect the supply of goods. Civil disruptions may become more frequent if the economic situation in Argentina continues to deteriorate and may significantly disrupt the continuous supply of goods.

Foreign Subsidiaries

The Company is a holding company that conducts operations through foreign (Argentina, Cuba, the Cayman Islands and Delaware) direct and indirect subsidiaries and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitations on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse impact on the Company's results of operations and stock price.

Title Matters

Although the title to properties held by the Company has been reviewed by or on behalf of the Company, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Company's mineral property interests may be subject to prior unregistered liens, agreements, transfers or claims and title may be affected by, among other things, undetected defects.

Key Executives

The Company is dependent on the services of its key executives, its Chairman and Chief Executive Officer. Due to the concentration of management responsibilities, the loss of these persons or the Company's inability to attract and retain additional highly skilled employees could adversely affect its business and future operations.

Competition

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company's possible future revenues, operations and financial condition and its ability to raise additional capital may be materially adversely affected.

Conflicts of Interest

Certain of the directors and officers of the Company and its subsidiaries also serve as directors and/or officers of other companies involved in natural resource exploration and development or related businesses. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Two directors of the Company's subsidiaries are directors or employees of Endeavour and, as such it is possible that a conflict may arise between their duties to that subsidiary and their duties to Endeavour. Under the corporate law of the Cayman Islands and the articles of the relevant subsidiaries, directors in a position of conflict are required to disclose their interest but are not required to abstain from voting on any matter in which they are interested. Each of the Directors of the Company is required to declare and refrain from voting on any matter in which such Director may have a conflict of interest, in accordance with the procedures set forth in the Company Act (British Columbia) and other applicable laws. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to act in good faith with a view to the best interests of the Company and its shareholders.

Mineral Property Interests

Agua Rica Project

Effective May 8, 2003, the Company acquired the 72% interest of BHP in the Agua Rica Project, with the result that the Company now holds 100% of the Agua Rica Project.

BHP's initial 70% interest was earned by spending US$1 million on exploration and agreeing to reimburse the Company's indirect subsidiary the US$7.9 million spent by it to acquire the Agua Rica project. As at December 31, 2000, BHP had fully reimbursed the US$7.9 million. In the second quarter of fiscal 2001, the Company elected not to make the cash calls of the operator from December 31, 2000 and to instead reduce its interest in the Agua Rica project to approximately 29.12% from the original interest of 30%. Due to financial constraints the Company continued to dilute its interest in the Agua Rica project and as at December 31, 2002, the Company held an approximate 28% interest in the Agua Rica project.. See "General Development of the Business - Three Year History ".

Under a joint operating agreement between the Company's indirect subsidiary and BHP, BHP managed and operated the project and exploration expenditures were shared by BHP and the Company in proportion to their respective interests in the project. BHP completed the 2001/2002 work program in June 2002. The Company's share of the work program (including management fees to the operator) in fiscal year 2002 was approximately US$303,000 (2001 - US$545,000), but was not paid and contributed to the dilution of the Company's interest in the Agua Rica project. Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years. The budget for the 2002/2003 year presented by the project operator of US$1.4 million was a continuation of this reduced work program. Work programs in the past two years have built on the work performed in completing the initial feasibility study, which was issued in November 1997. The 2002/2003 work program is currently underway and relates specifically to the simplification of the ownership interests in the project.

Information contained in this AIF that is of a scientific or technical nature relating specifically to the Agua Rica Project has been prepared by or under the supervision of Paul Hosford, P.Eng. and Callum Grant, P.Eng., of HATCH Associates Ltd., each of whom is a "qualified person" as the term is defined in National Instrument 43-101. The following information is extracted from a report (the "Technical Report") prepared by the foregoing titled "Northern Orion Explorations Ltd. Agua Rica Project, Argentina" dated May 16, 2003 and filed on SEDAR under the Company's profile. References to Figures in the following text are references to the corresponding Figures in the Technical Report.

Property Description, Location and Access

Agua Rica is located in the northwestern Argentine province of Catamarca approximately 200 kms from the provincial capital, and 25 kms to the north of the nearest settlement of Andalgala.

The property covers an area of approximately 12.5 square kms with its centre point at approximately latitude of 27o 26' South, longitude 66o 16' West.

Figure 4-2 of the HATCH Report provides details of the location of the mining claims making up the core "minas" concessions, and the surrounding mineral rights that on average extend for some 30kms north-south and 20kms east-west. In addition, several land easements covering access routes and potential water sources were acquired by the Joint Venture in the 1990s.

Future production from a mining operation at Agua Rica would be subject to a 3% "mine-mouth" royalty payable to the provincial Catamarca government.

To Hatch's knowledge, no environmental liabilities apply to the property

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property lies in a rugged range of mountains known as the Sierra de Aconquija that runs northeast-southwest through this eastern flank of the Andes. Towards the south and north of the Sierra de Aconquija, the mountain range gives way to gentler terrain as the basinal areas known as Campo Arenal in the north and Salar de Pipanaco in the south and west are approached. Locally around the property itself, the terrain reaches to over 3,500m and is dissected by steeply eroded V-shaped valleys covered by partially consolidated scree, poorly developed soils (< 1m thick), and scrubby, sparse vegetation. The terrain in the area is rugged with more than 80 percent having slopes greater than 25 degrees, and over 40 percent with slopes over 35 degrees. Sediment control and water erosion during the summer rainy season are issues that will require mitigation in any development activities at the site.

The climate in this part of Argentina is generally mild and typical of this arid north-western region of Argentina. The mountain ranges of Catamarca act to interrupt the passage of humid air from the north east that causes the heavy summer rainfall. The flanks of the mountain range to the north of Agua Rica tend be drier than the immediate area around the project site and also towards the south where olives are intensively cultivated around Andalgala. Annual precipitation is in the order of 300 mm, with the highest rainfall occurring in January (114 mm measured in Quebrada Minas in 1996). The warmest months are December and January (~30o C) while in the winter months of June, July, and August the temperatures can fall to below zero Centigrade at higher elevations.

Access to the site is via the principal road developed by the Joint Venture to service its exploration programs. This routing follows the Potrero valley northwards to the site from Andalgala over a distance of some 20 kms. An alternative routing via the town of Capillitas to the north of the project site is more circuitous and is longer in both distance and time.

Andalgala is a town of some 11,000 inhabitants and serves as the local centre for agriculture in the area, principally the cultivation of olives and walnuts. The town provides adequate facilities for small commercial businesses, automobile shops, some fabrication, small hotels, schools, and a hospital.

History

Since the early 1900s, the mining of copper and the semi-precious stone rhodochrosite has been recorded from the region around Agua Rica from several small-scale, artesanal mines, principally at Capillitas immediately to the west of the project site. Activities at Agua Rica itself date back to the period 1959-1965 when a restricted area known as Mi Vida was explored around Quebrada Minas and three small adits were driven.

The first systematic exploration work at Agua Rica dates back to the early 1970s when Compania Cities Services Argentina S.A. examined the property (known at that time as Mi Vida) and completed several drillholes from pads located at the lower elevations of the geological sequence, i.e. close and adjacent to Quebrada Minas. While Cities Services recognised the significant potential for a porphyry type of copper occurrence, other aspects such as the epithermal "overprint" carrying precious metals and the potential for supergene enrichment at higher elevations was not fully appreciated, and so little follow-up work was carried out. By the late 1970s, the property had reverted back to its original Argentine owner, Recursos Americanos Argentinos S.A. (RAA).

In the early 1990s, RAA optioned the property to BHP Minerals Inc. (BHP) on the basis of 30% RAA, and 70% BHP. Also at that time, Northern Orion Explorations Ltd. (NNO) of Vancouver, Canada concluded an agreement with RAA to acquire a majority share of its exploration holdings throughout Argentina, including Agua Rica, and in this way NNO became the JV partner with BHP in the subsequent extensive exploration of the property from 1994 until late 1998. During this period, the Joint Venture carried out a series of field programs including basic mapping, geochemical (rock chip) sampling, and geophysics from which the larger potential of the property was recognised, particularly related to zones of secondary enrichment and evidence pointing to a post-porphyry epithermal stage of precious metals mineralization.

By 1995, a major program of diamond drilling was underway together with more detailed mapping and surface sampling, aerial photography for generation of accurate topography, metallurgical testwork principally at BHP's Reno laboratory, geophysical investigations to identify locations for the supply of water for a future mining and milling operation, plus various work programs to examine technical issues to support an Initial Feasibility Study of the project (1997).

In 1997, the JV completed an Initial Feasibility Study (IFS) on the basis of Inverse Distance Squared "103-hole resource model" in which two open pit options, one at 60,000 tpd and the other at 120,000 tpd, were investigated. This IFS was subsequently updated in 1998 (the kriged "150-hole model") and again in 1999 (the "176-hole model"). This latest 176-hole model (using Indicator Kriging) comprises all of the drilling information available on the property. A summary of these principal resource estimates is provided as follows (all at a 0.40% Cu cutoff grade):

Model	Date	Measured & Indicated Resource					Inferred
		Mt	Cu %	Mo %	Au g/t	Ag g/t	Mt	Cu %	Mo %	Au g/t	Ag g/t
103-Model	02/1997	722	0.61	0.034	0.24	3.2	80	0.61	0.034	0.24	3.2
150-Model	01/1998	678	0.64	0.037	0.24	2.7	72	0.43	0.044	0.15	2.4
176-Model	03/1999	592	0.60	0.033	0.23	3.3	148	0.60	0.033	0.23	3.3

Source: BHP-NNO Report, March 1999

In 1999, the Joint Venture halted all further field exploration activities at Agua Rica and no additional work of any significance has taken place since that time.

Geological Setting

Agua Rica lies to the east of, and is spatially related to, the prominent Farallon Negro Volcanic Complex covering 700 km2 and hosting the producing Alumbrera open pit mine. At a regional and tectonic scale, this complex sits between the high mountainous plateau of the Puna to the northwest and the basin and range province of Sierras Pampeanas, of which the Sierra de Aconquija is one example. Within the Farallon Complex and its immediate vicinity, several metalliferous occurrences have now been exposed including Alumbrera and Agua Rica, other porphyry types such as Cerro Atajo and Bajo del Durazano, as well as smaller polymetallic and gold/silver vein deposits.

The main unit of the Farallon complex is a series of volcanic breccias with related basalts, basaltic andesites, and dacites, all representing elements of a strato-volcanic complex that has been deeply eroded. Agua Rica lies on the flank of this ancient strato-volcano (8.5 to 5.5 million years before present) and compared to the Alumbrera complex has no major extrusive units present.

Figure 7-1 in the Technical Report illustrates the geological setting of Agua Rica and the principal mineralogy/rock types:

  meta-sedimentary rocks of the Sierra Aconquija Complex (country rocks);
  locally minor outcrops of granites or granitoid stocks of Ordovician age;
  a series of Tertiary intrusives notably early, weakly-mineralized Melcho intrusives;
  two irregular bodies of feldspar porphyry that form the main host for porphyry copper mineralization;
  various distal porphyries interpreted as late-stage events of no economic significance;
  several types and generations of hydrothermal breccia related to epithermal precious metal mineralization that overprinted the earlier copper-molybdenum stage.

Significant structural deformation and movement has been recorded at Agua Rica, principally related to the prominent fault zone now occupied by the Quebrada Minas creek that is believed to have formed the locus and zone of weakness for intrusion of the porphyry stocks. Low-angle reverse faulting is believed to have contributed to thickening of leached zones particularly on the west of the deposit, while to the east (Trampeadero), north-south faulting has promoted deep leaching at a local scale.

Rapid uplifting, "unroofing", intrusion of breccias, and subsequent erosion is believed to have been the principal factors in the genesis of the varied primary and secondary enriched mineralization at Agua Rica.

Deposit Types

During exploration of the deposit, BHP and NNO geologists identified several different ore types at Agua Rica that were formalised into a classification system for block modelling and resource estimation. In general terms, these ore types fall within three main categories that in turn can be related to the evolutionary history of mineralization on the property, the interpreted geological model, and the style of the mineralization:

Stage 1: early porphyry mineralization associated with the Seca and Trampeadero porphyries: quartz stockwork and disseminations of pyrite, molybdenite, chalcopyrite, and rare bornite and pyrrhotite

Stage 2: an overprinting epithermal event carrying precious metals and copper sulphosalts and best exemplified in the central Quebrada Minas breccia body that separates the Seca and Trampeadero porphyries, and in the Trampeadero porphyry itself;

Stage 3: supergene enrichment of hypogene copper mineralization forming an extensive blanket of higher copper values, now partially eroded into remnants on both sides of Quebrada Minas.

These three stages and deposit types form the basis for Agua Rica's resource and are found within three principal zones, namely Seca Norte on the east and Trampeadero on the west with Quebrada Minas breccia in the centre, all combining to form an elongated zone measuring ~2.75 kms long (east-west) by ~2.5 km wide (north-south). The principal characteristics of these three bodies are shown in Figure 8-1 of the Technical Report, and summarised as follows:

Seca Norte:     an enriched porphyry sequence of Cu-Mo-Au, with a core rich in Cu-Mo flanked by a haloe of Mo to the south and west. In area, measures ~400m by 400m over a vertical interval of ~500m (level 3,400m to below 2,950m);

Quebrada Minas:    dominated by epithermal sulphides within a funnel-shaped hydrothermal breccia unit that formed the conduit for deep-seated hydrothermal fluids. Outcrops in Quebrada Minas, measures ~300m by 300m between approximately level 3,000m to ~2,500m;

Trampeadero: forming the eastern third of the deposit, displays both epithermal and porphyry styles of mineralization. Occurs over a vertical interval of 300m as an elongated unit 500m east-west by 400m north-south.

Mineralization

Ore types at Agua Rica have been formalized by BHP and NNO into a classification system that reflects both mineralogy and metallurgy. Classifications in the latest, 176-hole geological model are based principally on:

  contaminant elements, principally on the basis of the As-bearing mineral, enargite;
  mineralogy: for example primary and secondary copper minerals mineralogical texture: for example, coarse versus finer-grained covellite;
  alteration: based on variations in clay facies alteration products.

A total of 13 ore type zones were classified using this scheme, and can be summarised as follows:

Major "Dirty" Ore Types: occur principally in the Trampeadero and Quebrada Minas zones with dominant mineralogy consisting of covellite, chalcocite, digenite, and enargite with minor sphalerite and galena, and abundant molybdenite locally (for example on the eastern fringe of the zone);

Major "Clean" Ore Types: generally confined to the Seca porphyry unit: covellite, chalcocite, chalcopyrite, and digenite. Locally abundant molybdenite.

These two ore types comprise over 80% of the mineralization at Agua Rica with the balance made up of Minor "Clean" and "Dirty" Ore Types within the three mineralized zones.

Exploration

Agua Rica has been explored through the sequential and systematic application of exploration programs involving basic mapping and sampling at the earlier stages, through more detailed investigations using ground geophysics and geochemistry, to a drilling campaign of 176 diamond drill holes and underground bulk sampling to confirm grade and provide material for metallurgical testwork.

The principal programs and the relevant results can be summarised as follows:

  Cities Services (1970-1972): geological mapping, alteration studies, rock geochemistry, and diamond drilling with helicopter access aimed at a copper-porphyry target at the lower elevations in the Quebrada Minas and southern flank of the property;
  the BHP-NNO Joint Venture: originally involving Recursos Americans Argentinos prior to its acquisition in 1995, this comprehensive exploration involved a 5-year period of geological mapping and rock geochemistry, a regional BLEG survey, an aerial photographic survey, a regional airborne magnetic/radiometric survey, and a total of 176 diamond drill holes completed over the period 1994 through 1998. At an early stage of the Joint Venture, the work programs were based on recognition that Agua Rica offered greater exploration potential than indicated by the early work had indicated, principally the occurrence of blankets of secondary enrichment at the higher elevations of the property on the Seca and Trampeadero sides of Quebrada Minas, and the importance of a later epithermal over-printing event with associated precious metal mineralization. During this period, an extensive network of drill roads was developed to the highest levels of the mineral system.

The 1993-1998 exploration at Agua Rica was completed by BHP Minerals as the operator of the Joint Venture, and involved both BHP staff and contractors for specific field programs such as geophysics, drilling, and underground bulk sampling. Hatch believes that these work programs have been carried out to industry standards, and that the information generated provides a reliable database for resource estimation and evaluation of the production potential of the property.

Drilling

Drilling was carried out at Agua Rica between 1992 and 1998 in four campaigns:

1) Cities Services (1972-73): 7,927m in 38 holes of less than 200m in length successfully intercepted porphyry-style mineralization, however owing to poor recovery and the small size of the core (BX and AX), the assay results were not used in the subsequent resource estimates of BHP-NNO;

2) BHP-NNO, Phase 1 (1994/95): 14,802m in 39 holes to depths of ~450m were completed by the contractor Boytec (Chile) using HXWL and NXWL diamond core;

3) BHP-NNO, Phase 2 (1996): 26,995m of HXWL and NXWL diamond core completed in 64 vertical and inclined drillholes of up to 700m by a combination of contractors including Connors, Perfoeste, and Boytec;

4) BHP-NNO Phase 3 (1997-98): the final phase of diamond drilling on the property totalled ~23,000m for an accumulated total of ~65,000m for the BHP-NNO Joint Venture.

In all of the BHP-NNO programs, core recovery was typically in the 80-90% range, and all holes were surveyed by down-the-hole instruments. The later phases of the drilling included holes specifically for geotechnical evaluation of the ground conditions for a future open pit operation.

The Phase 2 and 3 programs were designed to drill off the property on 100m north-south sections across the east-west trend of the mineralization.

Sampling Method and Approach

The BHP-NNO sampling programs have followed the following general methodologies:

  standard 2m core samples sawn in half at site, with one half being returned to the core box and the other bagged for sample preparation (in later stages, core shipped to Andalgala for preparation);
  logging by qualified geologists recorded an extensive data set of observations and measurements including lithology, alteration mineralogy, sulphide/oxide mineralogy, sulphide percentages, structural features, veining, and iron oxide characteristics;
  geotechnical data collected by qualified technicians included RQD and fracture frequency by 2m core intervals for use in subsequent geotechnical studies into open pit and underground mining;
  all core was routinely photographed before geological and geotechnical logging took place;
  all data collected through the logging procedures has been computerized.

All sample preparation and assaying was completed by industry standard laboratories such as Bondar Clegg (early programs) and by SGS for the later programs.

As an example of the extensive data collected through the drilling programs, the following tabulation provides a partial listing of the information collected and used for coding into the geological model of the deposit (176-hole model of 1998/1999):

Lithologies	Mineralogy	Alteration	Other
Metasediment Melcho Intrusive Porphyry Seca Porphyry Trampeadero Porphyry Hydrothermal Breccia Igneous Breccia Biotite Porphyry Diatreme Breccia Clay-facies Breccia	Leached Partial Leached Chalcocite (enriched) Covellite Pyrite Chalcopyrite Coarse Covellite	Unaltered Potassic Phyllic Advanced Argillic	Topography Faults RQD, FF SAG Index

The drilling and sampling programs covered the entire extent of known mineralization on the property both laterally and vertically, and provides a reliable basis for understanding the distribution of mineralization and variations with rock type, alteration, etc. In the central core of the deposit (Quebrada Minas), some deep holes to +700m below surface elevation were stopped before reaching the limits of the mineralization.

Sample Preparation, Analysis and Security

Two different sample preparation protocols have been used at Agua Rica:

  Holes AR-1 to AR-39: at a sample prep facility supervised by Bondar Clegg in Coquimbo, Chile, samples were crushed entire 2m half-core to ~60% passing -8 mesh, with a further step of pulverizing of a 1/8 or 1/16 split to 150 mesh (30g). Assaying completed by Bondar Clegg in La Serena, Chile, using fire assaying for Au an multi-acid digestion for AA assaying of Ag, Cu, Pb, Zn, Mo, and As;
  Holes AR-40 thru' the end of the drill programs (i.e., the bulk of the drilling programs): core samples crushed under the supervision of the company SGS to produce a sub-sample at 150 mesh (30g). Sample preparation in Mendoza, Argentina, with assaying by SGS, Santiago, Chile, using fire assaying for Au (50g) aqua regia digestion for AA analysis of Ag, Cu, Mo, Pb, Zn, As, Sb, and Fe.

In addition to assaying for contained metal values, density determinations are available for over 2,000 core samples collected from the drill programs. This data was collected from dried whole -core using the caliper method, and classified by lithology and mineralogy. In general, density increases with increasing Fe, Cu, Zn, and Pb content reflecting the sulphide content. For block modeling and resource estimation, a density value was calculated for each rock type from this base data.

Approximately 5% of the drill samples were randomly selected for check assaying at independent laboratories, as follows:

  Early Drilling (AR-1 thru' AR-39):
  primary laboratory: Bondar-Clegg, La Serena, Chile;
  check laboratories: Chemex (Toronto) and Acme (Vancouver)

  Later Drilling (after AR-40):
  primary lab: SGS, Santiago, Chile;
  check labs: Bondar-Clegg (Chile), Chemex (Toronto), and Acme (Vancouver).

BHP's standards program consisted of selecting pulps with less than a 10% relative difference from the four check laboratories, and inserting these pulps in the sample stream as their standards.

The results from these QA/QC procedures are discussed below.

Data Verification

Results of QA/QC Programs

In early 1998, Mineral Resources Development, Inc. (MRDI) was contracted by BHP to audit the sample and assaying QA/QC procedures employed by the Joint venture during its drilling programs at Agua Rica. This audit arose from statistical evaluation of the check assay results in 1997 indicating a relative low bias of 6% in copper assays from the primary SGS, Santiago laboratory compared to the check assay results at Chemex and Acme (using median values):

Average of Copper Results for 1,245 samples (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean (Mean-Median)/Median	3,485 -2.2%	3,350 -6.0%	3,676 3.1%	3,628 1.8%	3,564

(Source:; MRDI, January 1998)

Good agreement between assays for both Au and Mo were noted by MRDI during its audit. With respect to the copper bias, MRDI concluded in its report of January 1998:

"...MRDI found BHP's practices meet or exceed those found in the mining industry, excepting that the recently instituted check assaying program indicated a low bias exists in copper assays performed by SGS, Santiago; the relative difference compared to check assay results is estimated to be 6 relative percent. While the bias is conservative, inasmuch as copper is under-estimated, differences greater than 5 relative percent may effect mine planning, reserve estimation, and net present value; at a minimum, selective re-assaying is warranted."

However the statistical analysis of the check assay results by Cu grade also showed that the greatest inter-laboratory differences occurred at low copper grades of <0.05% Cu, and hence would not have a significant impact on resource calculations. Nevertheless, an additional check assaying program was undertaken by BHP in 1998, selecting those samples that had returned significant (+/-20%) differences between the primary and the three original check laboratories for shipment and assaying at Chemex Laboratories in Vancouver. This involved some 1,700 samples and replacement of the re-assayed Chemex assays in the Agua Rica assay database used for the 176-hole resource model (the latest and most up-to-date resource for the property). Comparisons of these Chemex results versus three independent check labs were as follows:

Average of Copper Results from re-assay program (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Means
Mean	4,693	4,571	4,812	4,804	4,720

(Source: BHP memorandum, June 1998)

An additional, more detailed audit of the check assaying procedures at Agua Rica was completed in mid-1999 by Pincock, Allen & Holt (PAH). In their report, PAH concluded that the check error rates were within industry standards, that the amount of cross-lab checking was "good" to "excellent", and that the assay database was suitable for a feasibility-level study.

Hatch concludes that any bias in copper assaying has been adequately addressed through the 1998 re-assay program, and that therefore the database used for the latest 176-hole geological and resource model is sufficiently reliable within industry standards of resource reporting.

Bulk Sampling Program, 1998:

In late 1998, two underground adits with a combined length of 350m were driven for the purposes of collecting metallurgical samples of different ore types and for grade confirmation. The two adits, one at Trampeadero side (250m) and the other at Seca (100m), were driven by the contractor Redpath Mas Errazuriz over a period of 58 days during which four bulk samples were collected and shipped to the Mintek metallurgical plant in Johannesburg, South Africa.

Since the adits were driven horizontally along two pilot drillholes, a detailed comparison of the original assay results could be made against wall and face channel samples and muck samples, all of which were taken on a round-by-round basis. Average comparisons of the drillhole values ("DDH") versus the bulk sampling face channels taken round by round ("Faces") provide additional support for the reliability of the drill data used for resource estimation:

		Cu %	Mo %	Au g/t	Ag g/t	Length (m)
SECA	DDH	0.53	0.022	0.41	0.88	100
	Face	0.53	0.024	0.37	1.30
TRAMPEADERO	DDH	0.95	0.094	0.15	6.01	250
	Face	1.10	0.090	0.203	9.24

Adjacent Properties

Approximately 20kms to the west of Agua Rica, the Joint Venture holds title to a central portion of the Cerro Atajo copper property which forms a prominent gossan zone on the southwest facing slopes of the Aconquija range of mountains. During the 1990s, the Joint Venture explored and sampled an area of 15km2 around Cerro Atajo identifying a 1100m by 600m zone of vuggy silica, alunite, quartz and clay alteration centred over a swarm of dacite porphyry dykes with a peripheral zone of less intense alteration. Although no fresh sulphides can be seen at surface, mineralization reported from drilling by Placer Ltd in the 1970s records occurrences of pyrite, chalcopyrite, tetrahedrite, and chalcocite. Copper oxides are common at surface within the propyllitically altered volcanics at their contact with quartz-sericite altered vein zones. A total of 456 rock chip samples were collected by BHP-NNO and returned elevated values in the central quartz-alunite zone in Au (20-76 ppb), Pb (150-1000 ppm), and Mo (10-21 ppm). BHP-NNO concluded from their field work that the alteration and geochmeical zoning at Cerro Atajo suggests the presence of a large porphyry stock at depth, and possibly porphyry-style mineralization.

Further to the west of Agua Rica by approximately 34 kms, the Bajo de la Alumbrera mine ("Alumbrera") is operated by Minera Alumbrera Ltda. (MAA), a joint venture between MIM of Australia (50%), BHPBilliton (25%), and Wheaton River Gold Mines (25%), with MIM acting as operator of the mine (Wheaton recently announced the purchase of BHPBilliton's share in the project).

Alumbrera was originally discovered, explored, and studied by various parties in the 1960s and 1970s, but it was not until the 1990s that the property reached the production stage after MIMM acquired the Canadian company Musto International who had completed a final program of drilling at the site. Following a construction period of ~3 years and expenditures of US$1.3 billion (a 32% over-run), the mine went into production at a rate of 80,000 tpd in early 1998. For the year to June 2002, the operation mined and processed 29.5 million tonnes of ore grading 0.74% Cu and 1.04g/t Au.

Alumbrera lies in the same general geological setting as Agua Rica but closer to the center of the regional Farallon Negro volcanic complex. It is a typical copper porphyry deposit with 2002 Proved and Probable open pit reserves stated by MIMM at 372 million tonnes at 0.53% Cu and 0.61g/t Au.

Mineral Processing & Metallurgical Testing

Introduction

The mineral processing program for the Agua Rica ore body was conducted in three phases to identify the mineralogy and metallurgy of the ore to provide data for engineering studies.

The initial scoping type testwork was conducted as Phase 1 in 1997 at BHP's Center for Minerals Technology and led to a flowsheet design and a feasibility study. The testwork investigated the mineralogy of the ore and its mineral processing characteristics, particularly with regards to its amenability to grinding, flotation, liquid-solid separation and dewatering.

This work was followed by more detailed Phases 2 and 3 test programs in 1999 whereby the operating parameters were confirmed and optimized. The programs further investigated the ore mineralogy and concentrate recovery through batch, locked-cycle and pilot plant grinding and flotation. The test campaigns identified the processing parameters required in each unit operation for a technically viable operation to produce marketable concentrates. These programs were completed by the major facilities, Mintek and Lakefield Research, who are recognized specialists in the mineral processing industry.

Mineralogy

The Aqua Rica ore occurs in the Quebrada Minas, Quebrada Seca Norte and Trampeadero regions. During Phase 1, the major copper minerals were identified to be chalcocite, covellite, digenite, chalcopyrite and bornite. The occurrences of mineral combinations depends on the region of deposit. For example, fine chalcocite-covellite-digenite occurs in Quebrada Seca Norte and Trampeadero regions, while coarse covellite occurs in Quebrada Minas region.

In Phase 2, the geology of the ore body was redefined. As a result, the ore was classified into six types or composites for metallurgical testing. These represent 80% of the deposit according to the major copper mineralogy and contained minor elements, such as lead, zinc, arsenic and sulphur, that affect concentrate grades. Metallurgical testing was conducted on drill core rejects to determine the set of processing conditions that will produce acceptable concentrate grades from the range of ores.

Grinding

In the initial 1997 Phase 1 study, Bond Ball and Rod Mill Work Indices and Minnovex SAG Power Indices were examined to estimate the milling characteristics and power requirements. This was investigated further and confirmed in Phases 2 and 3 on more representative composites of the ore.

Generally, the ore is softer than typical porphory copper ores and covers a range of hardness which may be due to the clay content. The average Ball Mill Work Index of 12 kWh/t was used in the engineering study.

Flotation

The Phase 1 scoping work in 1997 evaluated grind and reagent scheme against rougher flotation performance in terms of kinetics, residence time, and copper recovery. It was established that the optimum grind was 80% passing 150 microns. The conditions identified produced a copper rougher recovery of 89.5%. Preliminary tests on molybdenum and gold recoveries were below expectations.

Phase 2 built on Phase 1 work by conducting locked cycle testwork which gave improved recoveries for copper by 5% and molybdenum by 10% using revised reagent schemes and a regrinding circuit.

For Phase 3, pilot plant campaigns, based on the conditions determined in Phase 2 locked cycle tests, were run on two samples representing the feed ore for the first 5 years of operation to explore several possible flowsheet modifications and confirm the reagent schemes developed in Phase 2. The results were an improvement over Phase 2 and showed that approximately 90% of the copper could be recovered in a concentrate at 45% Cu grade. These are higher than the design criteria of 86% recovery and 30% Cu grade used in the 1997 initial feasibility study.

Pilot plant tests showed that a separate marketable molybdenum concentrate could potentially be produced. The pilot plant yielded an overall molybdenum recovery of 52% to a concentrate grading 55% Mo. Compared with the 1997 design criteria, the grade was improved by 5% at the expense of recovery which decreased from 65%. A marketable concentrate requires a minimum grade of 50% Mo.

Gold recovery to final copper concentrate was low at 55% to 59% and was attributed to its occurrence with pyrite which was rejected to tailings.

A significant change in Phase 3 was the elimination of cyanide addition for pyrite depression. Proper and consistent pH control rather than cyanide was found to be effective for pyrite separation from copper.

The pilot plant work also raised a concern on potential high bismuth and fluorine contamination of the concentrate. This was not observed in the earlier work phases.

Thickening and Filtration

Thickening and filtration tests were conducted by vendors on concentrate and tailings enerated in Phase 3 pilot plant operation. The concentrate slurry had a stable froth which presented difficulties to settling. Tailings could be settled with moderate amounts of flocculant. Pressure filtration was more effective than ceramic disc filtration on the concentrate.

Recommendations

The pilot plant campaigns demonstrated a possible flowsheet for the recovery of copper and molybdenum concentrates. Further optimization work was recommended particularly to improve molybdenite recovery and gold recovery by separation from pyrite.

Mineral Resource & Reserve Cost Estimates

Resource Estimates

The principal resource estimates generated by BHP-NNO over the period 1994 through 1998 and 1999 have been:

  February 1997: a "103-hole block model" used for the "Initial Feasibility Study" (Inverse Distance Squared method, or ID2);
  January 1998: a "150-hole model" (an updated version of the 103-hole model, also estimated by ID2 and Ordinary Kriging);
  March 1999: based on all 176 holes drilled on the property and a revised classification of ore types described earlier in this report, a kriged block model was generated and used as the basis for an updated Initial Feasibility Study completed in July 1999 (the "176-hole model"). This kriged model was a joint effort between BHP and NNO staff and a geostatistical specialist, Isaaks & Company.

All of the resource estimation procedures applied in the generation of the block models since 1997 followed consistent, industry-standard methodologies and incorporated substantial geological inputs for zone interpretation, and modelling of the various ore types identified on the property.

For the purposes of this Independent Technical Report, a description of the latest 176-hole model is provided to illustrate the resource estimation procedures:

Raw Database:

  The raw data files used for resource modelling included files for topography at 5m intervals; collar locations; orientation and depth of 150 drillholes; downhole surveys;

lithology logs; mineralogy classifications; alteration data; fault intervals; 2m assay data linked to laboratory name and batch number for each analysis; over 3,000 density measurements of dried drillcore using the calliper method and cross-checked using the wax method at an outside laboratory (densities varied from a low of 2.36 for leached material to a high of 2.70 for mineralized hydrothermal breccia).

Derived Files:

  During the modelling procedures in MedSystem, several output files were generated such as: 15m bench composites coded by lithology and mineralogy; 15m composites with geological codes loaded from the block model; various "vbm" files produced in Meds; summary files with raw data checks; block totals of each value generated.

Modelled Parameters:

  lithology; Cu-Fe mineralogy (leached, chalcocite, covellite, primary, and mixed zones); alteration (8 zones); native sulphur zone; clean/dirty boundary (from As and Cu levels); geotechnical parameters (RQD and core recovery), and assay values for Cu, Mo, Au, Ag, Pb, Zn, As, and Fe;
  modelled parameters based on geological interpretation on 50m N-S and E-W sections at a 1:2000 scale.

Block Size:

  25m by 25m by 15m high, fully diluted

Kriging Methodology:

  Ordinary Kriging for east and west sectors of the deposit based on variography for low and high grade copper and molybdenum zones (exponential models with ranges varying from 25m vertically to over 190m horizontally); high-grade samples restricted to 75m search;

Resource Classification:

  based on kriging variances for east and west sectors, for example for the east sector: Measured <0.40; Indicated between 0.41 and 0.47; and Inferred > 0.47.

The following table summarises the 150-hole resource model for Agua Rica:

Agua Rica Resource Estimates, March 1999 (150-Hole Model)

(Source: BHP-NNO Joint Venture)

MEASURED RESOURCE						INDICATED RESOURCE
Cut-off %Cu	Mt	%Cu	%Mo	Au g/t	Ag g/t	Cut-off %Cu	Mt	%Cu	%Mo	Au g/t	Ag g/t

0.20	898	0.51	0.032	0.21	1.7	0.20	431	0.37	0.031	0.16	3.1
0.40	522	0.67	0.036	0.25	2.4	0.40	156	0.52	0.038	0.21	3.5
0.70	154	1.00	0.036	0.32	3.1	0.7	11	0.83	0.039	0.32	4.1

INFERRED RESOURCE						MEASURED+INDICATED
Cut-off %Cu	Mt	%Cu	%Mo	Au g/t	Ag g/t	Cut-off %Cu	Mt	%Cu	%Mo	Au g/t	Ag g/t

0.20	385	0.32	0.031	0.11	2.5	0.20	1,329	0.46	0.032	0.14	2.2
0.40	72	0.49	0.044	0.15	2.4	0.40	678	0.64	0.037	0.24	2.7
0.70	2	0.80	0.032	0.35	3.0	0.70	165	0.99	0.036	0.32	3.2

On the basis of the 150-hole resource model, pit optimization studies were completed using the Meds System Lerchs-Grossman method (the "Dipper" and "Stripper" modules of Meds). The principal input parameters to the pit optimization studies were as follows:

Input Item, 1998		Unit	Value
Prices Copper Gold Silver Molydenum		$/lb $/oz $/oz $/lb	$0.95 $350 $4.50 $3.50
Mill Production Rate		tpd	68,000
Metallurgical Recoveries	Copper Gold Silver Molybdenum	all %	85 46 60 70
Internal Cut Off Grade (years 1-12)		Cu	0.40%
Operating Costs: Mining, fixed Incremental mining cost by bench Process G&A Concentrate Transportation TCRCs Royalties		$/t moved $/t moved $/t milled $/t milled $/t con $/lb metal %	$0.65 $0.01 $3.00 $0.90 $47 $0.24/lb Cu $6/oz Au $0.45/oz Ag 3%
Pit Slopes, 3 sectors: Variable by sector		degree	36-55
Pit Parameters: Bench Height Face Angle Catch Berms, every 180m Haul Road Benching Minimum pushback width		m degree m m double m	15 60 30m 36 30m 75m
Dilution & Loss:		Included in 15m bench composites

In generating the optimum pit shells, only the Measured and Indicated resource blocks were allowed to generate revenue, the Inferred blocks being assigned as waste with zero values. Furthermore, no block <0.40% Cu was allowed to generate revenue in the net value calculations of the optimization routines (i.e., the external cutoff grade). In order to speed up the optimization procedure, the 25m by 25m by 15m resource model blocks were re-blocked to 50m by 50m by 15m.

Optimization of the pit was based on Net Value calculations to take into account the multiple elements present in the deposit and a block-by-block calculation of total payable value from all the elements, less operating costs, including treatment and smelting costs, provided that the block had at least 0.40% Cu. The Lerchs-Grossman routine calculates the maximum profit pit incorporating the Net Values for all blocks in the model. Waste blocks generate negative dollar value equivalent to the mining costs multiplied by block tonnage. Through an iterative process, a maximum, undiscounted net dollar value is obtained.

Within the ultimate pit design, improved economic results were evaluated by applying varying copper prices from $0.70 per lb to $0.90 per lb to produce a series of pit phases. After mine planning to allow for haul roads by phase and by bench, the following combined Proven and Probable Mineral Reserves were obtained:

	Agua Rica Proven & Probable Reserves, 68k Case (0.40% Cu Cutoff Grade) 1998
	Proven & Probable					Waste Mt	W/O
	Mt	Cu %	Mo %	Au g/t	Ag g/t
TOTALS	516.6	0.64	0.033	0.27	4.1	1,109	2.15

Source: BHP-NNO Joint Venture 68k Production Report, 1998

TOTALS

In the mine planning and scheduling of these reserves, lower grade material below the 0.40% Cu internal cutoff was stockpiled and retrieved during the latter years of the 22-year mine life.

Additional Information for Development Properties

Open Pit Mining

The basis of the Joint Venture's open pit mining plan was a large-scale truck-and-shovel operation operating at 68,000 tpd over 350 days per year on two shifts. An initial access and development fleet of 218t trucks and hydraulic shovels was scheduled for the initial two years of pre-production to remove ~30 million tonnes to expose the Seca and Trampeadero deposits. Once in production, high material movements averaging over 350,000 tpd (ore and waste) in the first 10 years of the operation would be met through a combination of large rope shovels, hydraulic shovels, and a 20-24 unit fleet of 218t trucks An auxiliary fleet of tracked and wheel dozers and other support equipment was also included in the BHP-NNO mine plan. Haul truck cycles were derived for all pit benches by mining phase and input to the Meds System scheduling module.

Underground Mining Alternatives

In the early 1990s, the Joint Venture carried out a study into an underground Block Caving approach to the Agua Rica deposit. The method is capable of high rates of production and relies principally on natural gravity for both fragmentation of the caving ore, and for materials handling of the broken ore as it passes vertically down through a series of raises to a central haulage system. The method has been extensively applied for many years in the Chilean porphyry copper deposit, either as a traditional "grizzly" method or the more modern "zanja y calle" methods using LHD equipment.

Unlike many block cave situations that are accessed via vertical shaft systems for both ore handling and services, the higher grade zones at Seca and Trampeadero can easily be targeted and accessed from the sides of the Quebrada Minas valley thus avoiding a costly and lengthy development period prior to start-up. Other advantages of a block caving approach would be:

  the method does not require handling of ARD waste disposal on surface;
  rapid access and reduced start-up time compared to open pit approach;
  significant savings in capital costs compared to open pit mining;

  since the ore zones can be accessed from adits, no vertical hoisting of material would be required, and an efficient ventilation system would be possible.

Through a geotechnical consulting firm in Santiago, Chile (Ingeroc Ltda.), the caving parameters were established from an analysis of the RQD and Rock Mass Ratings of the Agua Rica ground from which it was concluded that block caving is geotechnically feasible, and that a drawpoint spacing of between 9m by 9m for Seca and 10m by 12m for Trampeadero would produce optimum caving conditions.

Using the Block Caving modules of Meds System, a Single Lift and Double Lift option were evaluated using the following input parameters:

Input Item		Unit	Value
Prices Copper Gold Silver Molydenum		$/lb $/oz $/oz $/lb	$0.90 $350 $5.00 $4.00
Mill Production Rate		Tpd	50,000
Cutoff Grade		%	0.40%
Metallurgical Recoveries	Copper Gold Silver Molybdenum	all %	85 45 68 48
Operating Costs: Mining Process, G&A Development TCRCs Cu Royalty		$/t $/t $/t $/lb %	$3.00 $4.00 $0.50 $0.71 $0.24 3%

Based on a Two Lift option with a First Lift established at the 3105m elevation and a Second Lift at the 2940m elevation, a Proven & Probable Reserve was derived as follows:

50k Block Cave, Proven & Probable Reserve
Mine Life Years	Mt	Cu %	Mo %	Au g/t	Ag g/t
23	410.7	0.63	0.038	0.26	3.52

Below the 2940m elevation, an additional Inferred Resource of 210 million tonnes at 0.54% Cu, 0.037% Mo, 0.27g/t Au, and 3.3g/t Ag offers the possibility of extending the block cave to a Third Lift (~10 years of additional production).

Processing

Introduction

A process flowsheet has been developed from the three phases of testwork, particularly the pilot plant campaigns, based on a conventional sulphide concentrator. The plant will include a grinding circuit utilizing SAG and ball milling, flotation and dewatering circuits. Separate copper and molybdenum concentrates will be produced.

Process Description

Based on the 1997 feasibility study, the process plant for the Agua Rica project will be similar to a typical porphyry copper plant, except for the addition of a molybdenum recovery circuit. The required reagents are standard commercial products which are readily available.

Agua Rica ore will be crushed in a single-stage primary crusher then conveyed to the mill site. The ore will be ground through a SAG mill-Ball mill circuit before feeding the copper flotation circuit.

Ground ore will be fed to copper rougher flotation. The rougher concentrate will be reground then upgraded in three stages of cleaning. Both the rougher and first stage cleaner will operate in open circuit with the combined tailings going to the tailings thickener. The concentrate from the first cleaner will be upgraded in the second and third stage cleaners operating in closed circuit to produce a bulk copper concentrate which will contain molybdenum.

The bulk copper concentrate will be processed in the molybdenum flotation circuit consisting of rougher flotation, a regrind, followed by five stages of cleaning to produce a final copper concentrate and a molybdenum concentrate.

Both the final copper and molybdenum concentrates will be thickened then filtered. The copper and molybdenum concentrates will be filtered in-plant. Copper concentrate will be truck hauled to the Belgrano railhead at Chumbicha and railed to the port. Molybdenum concentrate will be truck hauled to a regional smelter facility.

Process Equipment

Standard industry proven equipment has been proposed for the plant. Some new technologies,

outlined below, have been developed since the 1997 feasibility study and should be evaluated for possible enhancement of the metallurgical performance.

There have been improvements to flotation cell design, such as the Jameson cell and column cell, for increased recovery through flotation of fine mineral particles. These might be applicable to Agua Rica to minimize losses of fine copper minerals to tailings as observed in the testwork.

Deaerators, such as the Outokumpu FrothBusters, are available to disengage air from the concentrate slurry prior to settling. These might overcome the settling difficulties observed in the pilot plant work to improve settling and overflow clarity. This has the potential of reducing the thickener capacity. In addition, various thickener designs such as the high capacity and E-CAT designs should be investigated for possible reduction in capacity requirements and improved overall operation and costs.

Infrastructure

The infrastructure requirements for a standalone concentrator for the Agua Rica project as described in the 1997 IFS document include the following facilities:

  Minesite and plantsite access roads from Andalgala, approximately 28km long. The area terrain is very rugged and there are opportunities to optimize the routing, particularly using the Potrero valley.
  A 20 km long overland conveyor system to transport ore from the minesite to the plantsite, including a 4km long tunnel and a conveyor routing tracking the access road. The conveyor is regenerative.
  Tailings dam located at La Isla on the valley floor and approximately 28km south of the plantsite, with reclaim water system.
  Power supply provided by a local utility company, tapped off from an existing 132kV transmission line feeding Andalgala.
  Fresh water supply provided by a series of well fields located on the valley floor, south of the plantsite. These have still to be confirmed.
  On site maintenance/warehouse, truckshop, administration and laboratory buildings, fuel storage and distribution, water distribution and fire protection and sewage treatment facilities.
  Concentrate filter plant including storage tanks, pressure filters, clarifiers and truck weigh scale.
  Upgrade to existing port facilities , including railcar unloading station, concentrate storage and reclaim facilities to tie into existing ship loading equipment.

No camp accommodation is provided, as personnel will be bussed to the plant and mine site from Andagala.

Financial Analysis

In completing this report, Hatch examined several studies completed by the BHP-NNO joint venture. The 1997 IFS completed by BHP-NNO was based on open pit options of 60ktpd and 120ktpd feeding concentrators at two alternative locations. In 1999, this study was reviewed by Minproc who suggested a number of improvements to reduce capital costs. Around the same time, a scoping level study into an alternative underground mining scheme (the block cave) was completed in 1998. Also in 1999, BHP evaluated a 68ktpd open pit option with an alternative plant site. Betchel then completed a scoping level study of an overland conveyor system for the revised Agua Rica plant site location. In December 2001, the Argentine peso underwent rapid devaluation from a rate of 1:1 to 3.5:1 to the US dollar, which has had a significant effect in reducing local costs (ie, in pesos).

For the financials in this report, Hatch has examined a standalone case of an open pit and concentrator combination processing 68,000 tpd of ore (the 68k Case). Cost inputs for this financial evaluation have been taken from information developed in the earlier BHP-NNO studies, adjusted and updated for current cost and exchange conditions in Argentina.

Capital and Operating Cost Estimates

Capital and operating cost estimates for the updated Hatch 68k Case have been developed as follows:

  Initial Feasibility Study ("IFS") estimates form the basis of the cost inputs, with unit rates updated for current Argentine construction and operating labour, concrete and steel erection;
  Overland conveyor capital costs have been taken from the 1999 Bechtel study. The overland conveyor routing from the mine site to the plant site was determined from 10m contour maps of the site, with estimates, not supported by geotechnical investigations, for the relative amounts of rock deemed rippable and that requiring blasting. Tunneling costs were based on typical rates for the region;
  Costs for the on site buildings have been updated using recent actual constructed costs for similar size facilities for a project in Peru that Hatch is involved with currently;
  Costs for consumables have been updated using consumption rates reported for the pilot plant testwork and recent budgetary costs;
  Costs for seafreight have been based on current published data for the Alumbrera operation (approximately $32/dmt concentrate). Unit rates for power, road and rail transportation have not changed.
  Mining costs for the 68k open pit operation have been based on the current published unit rates for Alumbrera, of 71c/t moved.
  An operating cost factor of 0.89 was applied to the total operating cost estimates to account for lower cost components resulting from the Argentine currency devaluation. This was based on recent published data for Alumbrera where actual costs for 2002 were 89% lower than planned, due largely to devaluation, an experience considered appropriate for this 68k case at Agua Rica.

The capital and operating cost estimates for the 1997 IFS 60ktpd and 120 ktpd concentrator, the 1999 BHP updated 68 ktpd concentrator, and the updated Hatch case are summarized on the following page (some original BHP estimates for the 120k case not available and shown for reference only):

Capital Cost Estimates for Production Alternatives (Millions US$)

CAPITAL COST ESTIMATE	Units	Standalone concentrator	Standalone concentrator	Standalone concentrator	Standalone concentrator
		IFS 60 k BHP	IFS 120k BHP	68k BHP	68 k Hatch
Plantsite,roads	$M	18.4		40.4	45.9
Mine access road	$M	Incl		23.3	9.6
Crushing	$M	12.9		Incl	7.8
Overland conveyors,tunnels	$M	131.5		57.4	41.5
Concentrator	$M	123.6		103.9	114.0
Power supply,distribn	$M	18.7		22.9	17.1
Ancillary buildings	$M	14.2		Incl	14.1
Tailings impoundment	$M	30.4		5.3	5.5
Water supply,distribn	$M	47.3		60.6	12.0
Mobile equipment, water treatment plant	$M	2.3		Incl	5.6
Port site	$M	10.0		10.0	8.8
Mine equipment	$M	112.6		116.7	100.3
Mine preproduction	$M	20.8		~13.0	43.8
Total direct costs	$M	542.6		449.8	441.5
Indirect costs	$M	219.0		160.9	103.9
Contingency	$M	119.2		95.9	76.5
Owners costs	$M	33.7		32.9	20.2
Total expansion cost	$M	-	378.5	-	-
Total capital costs	$M	914.5	1293.0	743.2	625.6
Operating Cost Estimates
Mining	$/t moved	0.58	0.48	0.57	0.71
Strip ratio		2.35	1.80	2.27	2.48
Mining	$/t ore	1.95	1.35	1.86	2.34
Process	$/t ore	3.41	3.08	2.99	2.93
General and administration	$/t ore	0.64	0.37	0.59	0.56
Total mine site	$/t ore	6.00	4.80	5.44	5.83
Transport,marketing	$/t ore	0.63	0.55	Incl	0.30
Ocean freight	$/t ore	0.45	0.38	1.16	0.45
Total operating cost	$/t ore	7.08	5.74	6.60	6.58
Adjusted Operating Cost/ t Ore					5.86

Taxes and Fiscal Regime

The fiscal regime and conditions presented in the IFS are still valid. After the devaluation of the Argentine peso in January 2001, the Senate introduced a resolution supporting the continuance of the "Fiscal Stability Regime".

The key taxation criteria incorporated into the preliminary cash flow model are as follows:

  Income tax rate of 33%
  No import taxes or duties on capital goods, equipment or spares
  100% Depreciation of capital assets allowed over a three year period. Straight-line depreciation was utilized in the model.

Financial Projections

The financial model developed by Hatch for the updated 68k case assumes 100% equity financing, does not include working capital, does not incorporate price escalation or inflation projections, nor does it incorporate any possible tax pools that may be available.

Current metal price forecasts of 80c/lb copper, $325/oz gold, $4.5/oz silver and $4.0/lb molybdenum have been used. By comparison, the 1997 IFS and 1999 BHP studies were based on $1.0/lb copper, $380/oz gold, $5.25/oz silver and $4.0/lb molybdenum, and marginally different metal recoveries (from testwork completed to that date). The mining schedule used by Hatch for cash flow projections has been taken directly from the 1999 BHP 68k Case (ie, the 150-hole resource model).

Recovery of metal to concentrate is discussed in Section 16 of this report. The smelter terms and refining charges are based on typical current terms, and published data for Alumbrera. Concentrate smelting is estimated at $66/dmt concentrate, and refining charges at 7c/lb of payable copper and $5/oz of payable gold in concentrate. Payable copper and gold in concentrate is estimated at 96.4% and 97% respectively.

The key cash flow results for the updated Hatch 68k Case are summarized below with the earlier studies:

		Standalone concentrator	Standalone concentrator	Standalone concentrator	Standalone concentrator
		IFS 60k	IFS 120k	BHP 68k	Hatch 68k
Capital cost	$M	886.8	1265.2	743.2	625.6
LOM Cash cost to concentrate	$/t ore	7.08	5.74	6.60	5.86
LOM Project cash cost to cathode	$/t ore	na	na	9.51	7.72
Operating cash costs (C1) after credits(Au,Mo,Ag	c/lb Cu	na	na	54	35
IRR Project	%	15.5	17.6	15.7	19.2
NPV (0%)	$M	na	na	na	1326
NPV (10%)	$M	250	422	192	260

(Note: LOM = Life of Mine)

The cash flow projection for the updated 68k Case shows that the revenue contribution by metal is approximately 74% copper, 11% gold, 12% molybdenum and 2% silver, indicating the significant contribution of by-product metals. The metallurgical testwork furthermore indicates that higher molybdenum and gold recoveries could be attainable, and this therefore merits further investigation.

At 35 cents per pound of copper (net of by-products), the estimated C1 cash cost for Hatch's updated 68k case falls within the lowest quartile of current copper industry costs.

Sensitivity analyses have been performed to test the likely impact on project economics of changes in the prices of metals produced. The results are summarized below -

Sensitivity Analysis

Input Parameters	68 k Standalone Case
	Total NPV,$M	Total NPV,$M
Discount rate	0%	10%
At Base Case prices	$1,326	$260
At Base case prices +10%	$1,770	$418
At Base case prices -10%	$882	$100

These results indicate that further investigation is warranted to improve the level of confidence in the capital and operating cost estimates and financial viability of the project for the production alternative examined in this report.

San Jorge Project

The Company holds an indirect 85% interest in the San Jorge copper/gold property. Argentina Mineral Development ("AMD") holds a 15% interest, redeemable in exchange for a net smelter returns royalty subject to certain conditions.

The San Jorge property is located approximately 90 kilometres northwest of Mendoza, Argentina and 250 kilometres northeast of Santiago, Chile. The project consists of seven mining concessions (covering about 5.5 square kilometres) and 35 mineral claims (covering about 102 square kilometres). The purchase price for the seven concessions was US$4.015 million. During 2000, the Company expended $414,000 in exploration and development expenses on the San Jorge project (compared to $1.7 million in 1999). In fiscal 2000, the Company wrote down the San Jorge project by $22.027 million due to continuing low metal prices. The property remains in good standing.

The information of a scientific and technical nature on the San Jorge Project was prepared under the supervision of Dean W. MacDonald, PhD. P.Geo., a "qualified person" under National Instrument 43-101.

Location and Access

The San Jorge property is located approximately 90 kilometres northwest of the city of Mendoza in Mendoza Province, Argentina and 250 kilometres northeast of Santiago, Chile. The property is accessed from the paved Mendoza-Santiago highway to the town of Uspallata and then 40 kilometres north on a good gravel highway along the Uspallata valley. The property is at an elevation of 2,500 metres and the deposit occurs as a small hill surrounded by flat alluvium plains.

History

Several test pits were dug at San Jorge in the 1960s to investigate outcropping copper-oxide mineralization and, in 1964, Compania Minera Aguilar ("Aguilar") optioned the property. Over the next four years, Aguilar completed approximately 950 metres of trenching, 111 kilometres of induced polarization geophysical surveys ( "IP") and 32 drill holes for 4,894.5 metres of core. Exploraciones Falconbridge Argentinos ("Falconbridge") optioned the property in 1973 and drilled six holes for 1,126 metres. Falconbridge also sent samples for metallurgical testing.

The property was optioned to Recursos Americanos Argentinos S.A. in 1992 and, between 1993 and 1995, 45 reverse circulation holes for a total of 5,518 metres and two core holes totalling 165 metres were drilled. In 1994, metallurgical testing of oxide mineralization from various cutting samples and of an enriched zone was conducted. From 1994 to 1996, 43 reverse circulation holes were drilled for 3,942 metres and eight lines totalling 17.6 kilometres of IP were surveyed over and beyond the mineralized outcrop. The property was purchased in 1995 by GMA Holdings S.A. ("GMA"), an indirect subsidiary of the Company. Between September 1995 and February 1996, a 5,746-metre drill program was conducted on the property. From this drilling, samples were taken for metallurgical testing.

In March 1999, GMA and Argentina Mineral Development ("AMD"), an associate of Climax Mining of Australia, entered into an agreement pursuant to which both companies agreed to contribute their property holdings and mining rights in San Jorge and the surrounding area to a newly formed holding company of which GMA owns 85% and AMD owns 15%. AMD's 15% interest is redeemable in exchange for a 2% net smelter return royalty on the mine developed if the newly formed holding company produced a feasibility study within three years, obtained financing within another year and committed to construction of a mine within another six months. If AMD's interest were redeemed, GMA would own 100% of MSJ.

Geology and Mineralization

San Jorge mineralization consists of a porphyry copper-gold deposit. Mineralization at San Jorge trends northeast and occurs in four approximately horizontal but irregular layers, from top to bottom as follows:

Leached:     A leached cap with copper grades averaging 0.15% copper or less, primarily as green and black copper oxides that should be amenable to dump leaching.

Oxide:         Best developed along the western contact of the granite porphyry with the clastics containing malachite, chrysocolla, tenorite and pitch limonite with grades averaging approximately 0.5% copper and 0.25 grams of gold per tonne at a 0.1% copper cut-off.

Enriched:   Associated with areas of intense faulting and repetitive water recharge, and occurs as sooty and steely chalcocite, covellite, digenite and subordinate chalcopyrite averaging approximately 0.7% copper and 0.20 grams of gold per tonne at a 0.1% copper cut-off.

Primary:     Three high-grade areas have been defined in clastics sedimentary units. Good copper grades in both sedimentary and intrusive rocks have been detected to a depth of 495 metres below surface. Copper occurs dominantly as chalcopyrite with very minor bornite. At a 0.4% copper cut-off, the primary mineralization has an average grade of 0.5% copper and 0.2 grams of gold per tonne.

Gold occurs in native form and uniformly grades 0.2 grams of gold per tonne throughout the copper deposit. Silver distribution is approximately proportional to copper grade and averages 3.5 grams of silver per tonne overall.

Resources

In May 1999, the Company re-stated the total inferred resource at San Jorge for oxide, enriched, and primary mineralization, using a 0.25% copper cut-off, estimated by the Company to be 381.4 million tonnes grading 0.39% copper and 0.15 g/t Au for a contained 1.49 million tonnes of copper and 1.8 million ounces of gold. At a 0.4% copper cut-off, the total inferred resource is reduced to 113.1 million tonnes grading 0.60% copper and 0.18 g/t gold for a contained 670,000 tonnes of copper and 636,000 ounces of gold.

The Company, based on open pit mining and heap leaching of the oxide, has estimated an indicated resource and secondary enriched mineralization for solvent extraction and electrowinning (SX/EW) for copper recovery. Assuming a US$0.85 per pound copper price, a 0.25% copper cut-off, and a 2% net smelter return royalty with incremental dump leach of low-grade material, an in-pit resource has been estimated at 57.3 million tonnes grading 0.61% copper, for 348,900 tonnes of contained copper. Primary copper-gold mineralization could then potentially be evaluated for a primary milling style of operation, producing concentrates. At current metal prices, this is not economic, but it provides an idea of the potential of the property if metal prices were to improve.

Metallurgy

In 1997, a metallurgical test program was undertaken to determine the response of the ore to bacterial oxidation. Preliminary results indicated recoveries up to 75% in 250 days. Flotation tests on primary mineralization have given copper recoveries of up to 92% producing concentrates grading 25% copper. Gold is mostly free milling and recoveries of 60% have been achieved.

Exploration

Drilling by GMA and AMD has encountered indications of additional copper mineralization to the northeast, east and southeast of the main San Jorge deposit in a similar geologic setting to the main San Jorge deposit.

Areas to the east and southeast of San Jorge, within the expanded property area, contain large IP chargeability anomalies that coincide with anomalous copper-bearing, intercepts in the core of a reconnaissance drill hole, indicating potential for satellite copper systems similar to the San Jorge deposit. The Company is currently evaluating the potential for exploring for and developing additional resources in the satellite areas. However, limited work is planned for 2003 in light of the continued poor metal prices.

The Company has evaluated, on a pre-feasibility basis, the potential for developing a solvent extractive, electrowinning operation at San Jorge. Although the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price. The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

Mantua Project

The Company holds an indirect undivided 50% interest in the Mantua project. Geominera S.A. ("Geominera"), a Cuban company formed by the Cuban Ministry of Basic Industry for the purpose of holding mineral rights and entering into agreements with foreigners for the development of such mineral rights, holds the remaining 50% interest in the project.

The Company acquired all of the outstanding shares of Minera Mantua Inc. ("MMI") from a group of vendors, including Miramar, in 1995. When it acquired MMI, through Minera Cobre S.A. the Company had a 50% working interest in the Mantua Project.

The 50% working interest in the Mantua Project was acquired pursuant to an agreement with Geominera dated August 13, 1993, the "Cobre Association Agreement". The Cobre Association Agreement and the related articles of incorporation are the constating documents of Cobre Mantua S.A. ("Comantua"), a Cuban joint enterprise corporation, the shares of which are allocated on a 50/50 basis between Geominera and the Company's indirect subsidiary, Minera Cobre S.A.

Geominera's contribution to the joint enterprise was the exclusive right to explore, develop, mine and exploit the Mantua Project, and all previous studies and investigations relating to the Mantua Project. The Company's contribution included a feasibility study on the Mantua Project prepared in 1993 and an initial cash contribution of US$20,000. Profits of the joint enterprise are to be distributed 50% to Cobre Mantua S.A., the Company's subsidiary, and 50% to Geominera. Pursuant to the Cobre Association Agreement, the Company was required to negotiate and obtain all financing necessary for the commercial development of the Mantua project by June 30, 1995. Geominera subsequently agreed to waive the June 30, 1995 date provided that Cobre Mantua S.A. obtained financing to develop the Mantua Project.

Under the Cobre Association Agreement, Cobre Mantua S.A. is entitled to the total net income (after satisfaction of all current obligations in respect of third party financing) of the Mantua Project during the first two years of operations of any mine, in repayment of advances made by it to the joint enterprise. If any advances remain outstanding at the end of that two-year period, Cobre Mantua S.A. will continue to be entitled to no less than 75% of the net income of the Mantua Project until all such advances are repaid. All major decisions of Comantua require the approval of the representatives of each of Geominera and the Company; however, all ordinary operating decisions are made by the operations manager who is appointed by the Company for a specified period of time.

Efforts continued in 2002 to arrange financing for a bankable feasibility study for the copper mining phase of the Mantua Project. The Company's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing. In August 2001, the Company optioned its interest in the project to an arm's length third party. To maintain the option, the optionee assumed all carrying costs in respect of the Mantua Project. To exercise the option, in addition to paying carrying costs, the optionee was required, among other things, to complete a bankable feasibility study within 18 months. In April 2002, the optionee elected to terminate the option due to its inability to raise financing on suitable terms. The Company subsequently granted another further option to Newport Explorations Ltd., an arm's length company listed on the TSX Venture Exchange. In consideration for the option Newport issued 400,000 common shares to the Company at a deemed price of $0.26 per. Miramar is entitled to 200,000 of these shares under the Royalty and Proceeds Agreement. To maintain the option:

(a)    Newport is required to assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month. The carrying costs have been invoiced at monthly intervals, but payment has not yet been received by the Company; and

(b)    Newport is required to complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000.

If the Company secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company. The Mantua project is subject to approximately US$28 million in subordinated debt owed to the Company and the 2.5% net smelter returns and proceeds royalty in favour of Miramar. See "General Description of the Business - Three Year History". Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Company by Geominera. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving the Company with the remaining US$14 million of the subordinated debt. Upon full exercise of the option of the shares in the Mantua Project, Newport agrees to assume the Company's obligations under the Royalty and Proceeds Agreement in respect of the Mantua project.

The information of a scientific and technical nature on the Mantua Project was prepared under the supervision of Dean MacDonald, PhD. P.Geo., Exploration Manager of Miramar Mining Corporation and a "qualified person" under National Instrument 43-101.

Property Description, Location and Access

The Mantua property contains a secondarily enriched copper deposit. It is located in Pinar del Rio Province, western Cuba, 240 kilometres from Havana. The property consists of an 8 square kilometre production concession and an adjoining 11.2 square kilometre area of interest. The site is reached via a four-lane highway from Havana to Pinar Del Rio, which is 65 kilometres east of Mantua. A paved secondary road then links with the site.

History and Exploration

In the early 1960s, workers from the Instituto de Recursos Minerales, a Cuban government agency, explored the Mantua copper deposit. In 1964, copper mineralization was discovered beneath an iron rich gossanous cap by an exploration program, including drilling, supervised by Soviet geologists. In 1992, Marc Rich & Co., a United Kingdom-based investment firm, completed an additional 12 drill holes, geotechnical investigations and metallurgical test work.

In late 1993, the Company, through Minera Cobre S.A., commenced detailed investigations, including an additional 13 drill holes, bulk sampling and metallurgical testing. An 11 tonne metallurgical sample was collected from one of the test shafts for metallurgical testing. A preliminary metallurgical scoping study was completed in the latter part of 1993 on material collected from one drill hole and a metallurgical test program was commenced in February 1994 on material from the 11 tonne bulk sample.

In the summer of 1994, Minera Cobre S.A. drove a 145-metre exploration tunnel to access the ore body, and, in September and October 1994, extracted 600 tonnes of material for pilot scale metallurgical testing. A pilot plant was operated using material extracted from the tunnel. Pilot plant operations were conducted in two phases, in November and December 1994 and from January to March 1995. Results of these operations confirmed the viability of the preferred processing method.

In 1995, Minera Cobre S.A. identified significant gold values in the gossan cap overlying the main copper deposit, as well as payable gold credits in the copper ore itself, and a zone of anomalous gold values parallel to the copper deposit. A program of work to evaluate the potential for an economic gold operation to recover gold values from the gossan cap was commenced in February 1995. A total of 65 drill holes were completed, delineating a zone of potentially commercial gold values over the centre of the copper deposit. Metallurgical testing has demonstrated the amenability of this material to conventional heap leach recovery methods.

In 1996, a regional exploration program was initiated to identify additional gold occurrences in gossans, saprolites and regional shear structures. In excess of six hundred surface samples were taken throughout the region and some minor gold occurrences were identified.

Drilling in 1997 involved two main phases that included nine diamond drill holes for 655 metres and eight diamond drill holes for 684.7 metres, respectively. Both programs were primarily designed to define the distribution of near surface, gold gossan; however, the second program included two deep holes. Late in the year, a single hole was drilled to collect a metallurgical sample.

Geology and Mineralization

The Mantua copper deposit is a secondary enrichment of copper mineralization produced by the weathering of primary sulphide mineralization of volcanogenic -exhalative origin. Copper has been leached from trace amounts of sulphide copper mineralization (chalcopyrite) and re-deposited beneath a gold-rich gossanous cap.

Primary sulphide mineralization, both massive and disseminated, occurs within a 50 to 100 metre thick sequence of inter-layered basic volcanic rocks, shale, siltstones and sandstones. Folding and thrust faulting in the Late Mesozoic was focused between the more competent limestone units causing extensive shearing and brecciation of the volcanic and sedimentary sequence.

The folding of the Mantua and surrounding area rocks is interpreted as a broad syncline and antic line defining an open "S" shape. The eastern limb of the syncline contains the majority of the mineralization defined by drilling. The Mantua copper deposit forms an elongate lens with a northeast to southwest strike, concordant with the enclosing formations. The deposit dips 50 to 70 degrees to the west and has a strike length of 1,300 metres.

Unoxidized mineralization is dominated by pyrite, with some chalcopyrite and sphalerite. The leached cap oxide zone is composed of lateritic iron oxides with essentially no copper content. The supergene zone below this leached cap consists mainly of chalcocite, with cuprite, covellite and some native copper. The secondary-enriched copper zone can be divided into three distinct ore types that may be segregated during mining operations.

Geological Resources

Within the proposed open pit and assuming a copper price of US$0.85 per pound, proven and probable reserves are estimated to be 7,525,000 tonnes grading 2.74% copper containing 206,212 tonnes or 454.6 million pounds of copper and additional measured and indicated resources are estimated to be 4,454,000 tonnes grading 0.76% copper containing 33,850 tonnes or 74.6 million pounds of copper (as stated in the Company's 1998 Annual Report).

Mine Plan and Capital Cost

After a thorough review of previous test work and a rigorous program of laboratory and pilot tests conducted in Cuba, Chile and Canada from 1993 through 1998, a processing scheme was selected which utilizes modern, proven processing technologies to extract the maximum amount of copper economically possible. These processing steps include grinding, agitation leaching, solvent extraction and, finally, electrowinning for the production of copper cathodes.

The copper ore will be fed as mined directly to a SAG (semi-autogenous grinding) mill, followed by leaching in agitated tanks. A series of counter current decantation thickeners will then wash out all of the copper-containing acid solution. Copper-containing acid solutions will be processed through a solvent extraction circuit to form a strong electrolyte solution from which copper cathodes will be produced by conventional electrowinning. Tailings will be pumped to a nearby impoundment for disposal based on an environmentally sound design.

The preliminary design is for processing facilities capable of treating 750,000 tonnes of high-grade copper ore per annum.

Phase 1 Gold Leaching

Construction of the Phase 1 gold leaching at the Mantua Project commenced in March 1997 and concluded in February 1998. Phase 1 consisted of a heap leach gold operation that was planned to recover approximately 70,000 ounces of gold from the gossan cap over a two-year period at a capital cost of approximately US$11.6 million. Removal of this material was intended to allow access to the high-grade copper reserve under the gossan cap.

Mining of gold ore commenced in February 1998 and was concluded in September 1999. Prior to achieving commercial production, all costs of start up operations and related interest and overhead were capitalized. During the operation, recovered gold was below expectations and totalled 31,389 ounces, of which the Company's share was 15,694 ounces. Due to higher than expected ore clay and fines content, field leach times had to be extended to 70 days from the designed 28 days and ultimate gold recoveries were 50% of what was forecast.

Phase 2 Copper Mining

The Phase 2 copper operation is planned to commence after gold leaching is completed. Evaluation of the copper phase is proceeding, with production targeted to average about 40 million pounds of copper cathode per year at a cash cost of US$0.45 per pound.

Capital costs are anticipated to be US$50 million with a moderate pressure and temperature ferric leach process. This process utilizes proven technologies that are in use at other mining operations.

A 1998 preliminary financial evaluation by the Company, independently reviewed by Bateman Project Holdings Limited, indicates that an average annual production rate of 39 million pounds of copper cathode can be achieved with direct operating costs of US$0.445 per pound over a 11 year mine life. This would place the operation in the lower quartile of world copper production costs. Capital costs, also reviewed by Bateman Project Holdings Limited, including contingency are estimated at US$48.5 million.

The Company's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing. The Mantua Project is subject to approximately US$28 million in subordinated debt owed to the Company and the Royalty and Proceeds Agreement in favour of Miramar.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Five Year Comparative Data

The following table is a summary of selected financial information concerning the Company for each of the last five years and should be read in conjunction with the consolidated financial statements of the Company and notes thereto for the relevant periods filed on www.SEDAR.com under the Company's profile. All figures are expressed in thousands of dollars, except per share amounts.

	2002 (1)	2001 (1)	2000 (1)
Total Revenue	21	362	66
Loss	1,992	1,285	23,804
Loss per Share	0.01	0.01	0.28
Total Assets	84,217	84,021	83,071
Long-Term Debt	--	--	27,254

(1)

As at and for the year ended December 31.

Quarterly Financial Information

The following table is a summary of selected quarterly financial information (unaudited) concerning the Company for each of the four quarters ending December 31, 2002. All figures are expressed in thousands of dollars, except per share amounts.

	Dec. 31, 2002	Sep. 30, 2002	June 30, 2002	Mar. 31, 2002
Revenue	20	--	(2)	3
Expenses	431	693	418	471
Loss	411	693	418	468
Loss/Common Share	0.00	0.00	0.00	0.00
Total Assets	84,217	84,606	83,654	84,278
Current Liabilities	428	407	713	7,858
Reclamation and Future Income Taxes	24,525	24,525	24,525	24,525
Total Liabilities	24,953	24,932	25,238	32,383
Share Capital	158,635	158,639	149,774	149,774
Contributed Surplus	115	105	107	--
Deficit	99,486	99,073	98,380	97,879

The following table is a summary of selected quarterly financial information (unaudited) concerning the Company for the last four quarters to December 31, 2001. All figures are expressed in thousands of dollars, except per share amounts.

	Dec. 31, 2001	Sep. 30, 2001	June 30, 2001	Mar. 31, 2001
Revenue	12	328	2	20
Expenses	607	283	415	342
Loss (Income)	595	(41)	413	322
Loss/Common Share	0.00	0.00	0.00	0.00
Total Assets	84,018	84,078	84,230	83,701
Current Liabilities	7,630	347	540	1,021
Reclamation and Future Income Taxes	25,525	24,356	24,356	24,356
Total Liabilities	32,155	31,618	31,811	53,575
Share Capital	149,274	149,280	149,280	126,574
Deficit	97,411	96,820	96,861	96,448

Dividends

There are no restrictions that could prevent the Company from paying dividends. However, the Company has not paid any dividends on its common shares since incorporation and has no present intention of paying dividends, as it anticipates that all available funds will be invested to finance the growth of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Form 44-101F2 Disclosure

The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002 contained in the 2002 Annual Report filed via SEDAR is incorporated herein by reference.

MARKET FOR SECURITIES

Market for Securities

The Company's common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol NNO.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets forth the names and municipalities of residence of the Directors and officers of the Company, their positions held with the Company and their principal occupations.

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for the Previous Five Years
John K. Burns(1)(2)(3) Director Philadelphia, Pa.	1995	Managing Director of FRM Management, Chicago, Illinois, President and Chief Executive Officer, Frontier Resources Management, Inc., both of Chicago, Illinois
David Cohen President, Chief Executive Officer and Director West Vancouver, BC	2002

President and Chief Executive Officer, Northern Orion Explorations Ltd.; 2000-2002,Vice-President and Chief Operating Officer, Northern Orion Explorations Ltd.; 1997-2001, Sr. Vice President, Miramar Mining Corporation

Robert Cross Chairman of the Board and Director West Vancouver, BC	2001	Private investor
P. Terrance O'Kane(1)(2)(3) Director Surrey, BC	1999	Self-employed Metallurgical Engineer
Stephen Wilkinson(1)(2)(3) Director North Vancouver, BC	1999

President, ValGold Resources Ltd.; 1999-2002, President and Chief Executive Officer, Northern Orion Explorations Ltd.; 1997-1999, Mining Analyst, Global Mining and Metals Group, RBC Dominion Securities Inc.

Shannon Ross Chief Financial Officer Burnaby, BC	N/A	Chief Financial Officer, Lang Mining group of companies; 1999, Controller and Corporate Secretary, Dia Met Minerals Ltd.; 1996-1999, Controller, Hunter Dickinson Group of companies
Sargent H. Berner Corporate Secretary Vancouver, BC	N/A	Partner, DuMoulin Black, Barristers and Solicitors
Mary P. Collyer Assistant Secretary West Vancouver, BC	N/A	Partner, DuMoulin Black, Barristers and Solicitors

(1)

Member of audit committee.
(2)   Member of executive compensation and corporate governance committee.
(3)   Member of environmental committee.

The executive committee of the Company was dissolved by the Board of Directors in July 2002. The primary responsibility of the executive committee prior to its dissolution was to review and approve any transactions of the Company involving its former controlling shareholder, Miramar. Miramar ceased to be the controlling shareholder of the Company in 2002.

The Directors of the Company are elected and hold office until the next annual general meeting of the shareholders, unless any Director resigns, is removed, or becomes disqualified earlier.

As at April 30, 2003, the Directors and officers of the Company as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 10,404,000 common shares or 4.56% of the voting common shares of the Company. This information is based on information provided by the individual directors.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed herein, to the knowledge of Management, no Director or officer of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the 10 years before the date of this AIF, has been, a Director or officer of any other issuer which, while that person was acting in that capacity:

(a)    was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)    became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robert Cross, a Director of the Company, joined the board of Livent Inc. ("Livent") as part of the M. Ovitz Group in June 1998. Accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998. Thereafter, a class action suit was filed against Livent and its directors. Mr. Cross is currently not involved in any actions or proceedings respecting Livent.

Penalties or Sanctions

To the knowledge of Management, no Director or officer of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has:

(a)    been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)    been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of Management, no Director or officer of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such person has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director or officer.

Conflicts of Interest

Except as disclosed herein, to the knowledge of Management, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a Director or officer of the

Company or a subsidiary of the Company. See "Narrative Description of the Business - Conflicts of Interest".

The Company's Directors and officers may serve as Directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the Directors of the Company may have a conflict of interest in negotiating and conducting terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of the Company's Directors, a Director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

ADDITIONAL INFORMATION

The information contained in this AIF is as at December 31, 2002, unless otherwise stated. The Company's information circular dated May 16, 2003 for its annual and extraordinary general meeting of shareholders scheduled to be held on June 16, 2003 contains further information, including information relating to Directors' and officers' remuneration, principal holders of voting securities, options to purchase securities and interests of insiders in material transactions. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year and its 2002 Annual Report filed via SEDAR under the profile of the Company. The applicable sections of those documents are incorporated herein by reference.

The Company will provide to any person, upon written request to the Secretary of the Company, c/o Northern Orion Explorations Ltd., Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9,

(a)    when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i)    one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)   one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)    one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of Directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv)    one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii) above; or

(b)    at any other time, one copy of any other documents referred to in clauses (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information, including Directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for the most recent annual meeting of shareholders that involved the election of Directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

INITIAL ANNUAL INFORMATION FORM

OF

Suite 250, 1075 West Georgia Street Vancouver, B.C. V6E 3C9

(604) 689-9663

For the fiscal year ended December 31, 2002

Dated September 24, 2003

PRELIMINARY NOTES

Throughout this Annual Information Form ("AIF"), Northern Orion Resources Inc. is referred to as the "Issuer" or "Northern Orion". All information contained herein is as at September 24, 2003, unless otherwise stated.

CURRENCY AND EXCHANGE RATES

This AIF contains references to Canadian dollars and United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "United States dollars" or "US$".

The Issuer publishes its financial statements in Canadian dollars. Minera Alumbrera Limited ("MAA"), in which the Issuer acquired an indirect 12.5% interest on June 24, 2003, publishes its financial statements in United States dollars. See "Alumbrera Acquisition".

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2002, as reported by the Bank of Canada, were as follows:

	Year Ended December 31
	2002	2001	2000
Closing	$1.58	$1.59	$1.50
High	$1.61	$1.60	$1.56
Low	$1.51	$1.49	$1.43
Average(1)	$1.57	$1.55	$1.48

(1) Calculated as an average of the daily noon rates for each period.

On September 24, 2003, the Bank of Canada noon rate of exchange was US$1.00 = $1.3495.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains "forward-looking statements". Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of gold and copper; possible variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under "Risk Factors". Although the Issuer has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Readers Concerning Estimates of Measured, Indicated and Inferred Resources

This AIF uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CORPORATE STRUCTURE OF THE ISSUER

NAME AND INCORPORATION

The Issuer was incorporated under the name "Northern Orion Resources Ltd." pursuant to the Company Act (British Columbia) on April 30, 1986. On October 31, 1986, the memorandum of the Issuer was amended to change the Issuer's name to "Northern Orion Explorations Ltd." On November 28, 1994, the memorandum of the Issuer was amended to increase its authorized capital from 25,000,000 to 100,000,000 common shares without par value ("Common Shares"). On October 15, 1997, the memorandum and articles of the Issuer were amended to increase the authorized capital from 100,000,000 to 700,000,000 shares divided into 500,000,000 Common Shares, 100,000,000 First Preference Shares without par value and 100,000,000 Second Preference Shares without par value.

On June 16, 2003, the authorized and issued Common Shares of the Issuer were consolidated on a ten (10) old for one (1) new basis (the "Consolidation") and the authorized share capital was then increased to 900,000,000 shares divided into 700,000,000 Common Shares, 100,000,000 First Preference Shares without par value and 100,000,000 Second Preference Shares without par value and the name of the Issuer was changed to "Northern Orion Resources Inc.". Unless otherwise stated, all figures herein relating to the Common Shares, convertible securities of the Issuer and the exercise price of convertible securities of the Issuer are indicated on a post-Consolidation basis.

The registered and records office of the Issuer is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and its principal executive office is located at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9.

INTERCORPORATE RELATIONSHIPS

The Issuer conducts operations through foreign direct and indirect subsidiaries and branches ("subsidiaries"). The following charts set forth the name of each material subsidiary of the Issuer, the jurisdiction of its incorporation or organization and the direct or indirect percentage ownership of the Issuer in such subsidiary as at the date of this AIF (including interests in subsidiaries acquired as part of the Alumbrera Acquisition, as described under "Alumbrera Acquisition"):

CORPORATE STRUCTURE

ALUMBRERA STRUCTURE

Unless the context requires otherwise, all references in this AIF to the "Issuer" include the Issuer and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Issuer, Northern Orion Resources Inc., is engaged in the exploration for, and the development of, precious and base metals through direct and indirect foreign subsidiaries and branches. Its principal project is its 12.5% interest in the Bajo de la Alumbrera gold/copper mine in the Catamarca Province, Argentina (the "Alumbrera Mine"). The Issuer also owns the Agua Rica copper project in the

Catamarca Province, Argentina (the "Agua Rica Project"), has an indirect 85% interest in the San Jorge copper/gold property near Mendoza, Argentina (the "San Jorge Project") and an undivided 50% interest in the Mantua Project, which interest has been optioned to a third party. See "Narrative Description of the Business".

The Issuer's principal areas of activity are in the countries of Argentina and Cuba. The economic and political environments of these countries are less stable than those of Canada and the United States. Any changes in regulations or shifts in political attitudes in such countries are beyond the control of the Issuer and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to concentration of ownership, restrictions on production, exchange controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims and mine safety. The effect of these factors cannot be accurately predicted. Instability in the Argentinean currency has subjected the Issuer to an increased foreign currency risk. However, most of the Issuer's expenditures in Argentina and Cuba are in United States dollars. The Issuer minimizes the exchange rate risks associated with its operations by maintaining most of its cash in Canadian and United States dollars outside of Argentina and Cuba. See "Risk Factors".

The mining industry is intensely competitive in all its phases. The Issuer competes with many companies possessing greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified personnel. See "Risk Factors".

The Issuer does not directly employ any personnel. The Issuer conducts its exploration activities in Argentina and Cuba through consultants. The services of the Issuer's Chief Executive Officer and Chairman are provided under contract and the Issuer contracts for certain administrative services with LMC Management Services Ltd., whose employees and consultants supervise and carry out the day-to-day business of the Issuer under the direction of its Chief Executive Officer.

Three Year History

During the three fiscal years ended December 31, 2002, financial constraints necessitated a significant reduction in all of the Issuer's activities. The Issuer's principal focus during this period was on reducing costs and maintaining its principal properties. The Issuer historically financed its operations through equity financings and financial support from its former controlling shareholder, Miramar Mining Corporation ("Miramar"). Due to market conditions and depressed copper prices from 1998 forward, the Issuer was unable to access external financing and became increasingly dependent upon Miramar for financial support.

During 2000, the Issuer undertook a restructuring aimed at reducing its dependency on Miramar and enhancing its ability to access external financing. Approximately $18 million of debt owed to Miramar was converted to a royalty and proceeds interest (the "Royalty and Proceeds Interest") pursuant to which Miramar became entitled to a 2.5% net smelter returns royalty on production from the Issuer's interests in the Agua Rica Project, the San Jorge Project and the Mantua Project (collectively, the "Projects"). In addition, it was further agreed that in the event the Issuer sold its interest in any of the Projects, Miramar would be entitled to receive 50% of the proceeds of such disposition to a maximum of $18 million.

In May 2001, the Issuer restructured its financial relationship with Miramar, wherein Miramar agreed to convert approximately $21.2 million of outstanding convertible debt owed to it by the Issuer into Common Shares. The Issuer's remaining indebtedness to Miramar (approximately $6.9 million) was consolidated into promissory notes (the "Convertible Notes"), the principal amount of which was convertible into Common Shares of the Issuer. The maximum amount payable by the Issuer to Miramar under the previously granted Royalty and Proceeds Interest was reduced from approximately $18 million to $15 million, and Miramar relinquished its entitlement to the proceeds of any disposition of the Issuer's interest in the San Jorge Project. Concurrent with this debt restructuring, Miramar granted an option (the "Ontario Option") to 1341180 Ontario Ltd. ("Ontario Ltd."), a company controlled by Robert Cross, on all but 1 million of the approximately 7 million common shares of the Issuer which Miramar then held and on the Convertible Notes. The Issuer also concurrently completed a private placement to Valerie Gold Resources (now ValGold Resources Ltd. ("ValGold")) for aggregate gross proceeds of $1,500,000. Mr. Cross was subsequently appointed as a director and the Chairman of the Issuer, and Frank Lang, a director of ValGold, was also appointed as a director of the Issuer.

The restructuring of the Issuer was completed in June 2002 when Ontario Ltd. exercised the Ontario Option and caused the redistribution of 48 million (pre-Consolidation) shares formerly held by Miramar. The Convertible Notes held by Miramar were also converted at this time. Miramar ceased to be a controlling shareholder of the Issuer as a result of these transactions.

During the three financial years ended December 31, 2002, while restructuring efforts were ongoing, efforts were made to reduce the Issuer's financial commitments while preserving, to the extent possible, its interests in its principal properties. In March 2000, the Issuer released its interest in the Delita gold project on the Isle of Youth, Cuba and returned the project to Geominera S.A. The project had been placed on hold in 1998 due to low gold prices, and a write down of $8.4 million was recorded, which amount represented the costs of exploration of the project to 1998.

In August 2001, the Issuer granted an option on the Mantua Project pursuant to which International Barytex Resources Ltd. ("Barytex"), as optionee, assumed the carrying costs of the project and committed to raise adequate financing and to complete a bankable feasibility study on the project within 18 months. In April 2002, Barytex announced that it was unable to secure the necessary financing to complete the feasibility study on suitable terms and terminated the option. A portion of the unpaid carrying costs previously assumed by Barytex was settled by Barytex through the issuance of common shares in the capital of Barytex to the Issuer. In September 2002, the Issuer granted an option on its interest in the Mantua Project to Newport Explorations Ltd. ("Newport") pursuant to which Newport assumed the carrying costs of the project and issued 400,000 of its common shares to the Issuer at a deemed price of $0.26 per share. Pursuant to the terms of the Royalty and Proceeds Interest, Miramar received 200,000 of these shares. See "Narrative Description of the Business".

In the second quarter of the fiscal year ended December 31, 2001, the Issuer elected not to pay cash calls made by the operator of the Agua Rica Project and as a result, its interest in the Agua Rica Project was diluted to approximately 29.12% from the original interest of 30%. During 2002, the Issuer did not contribute any funds (2001 - $0.5 million) to the Agua Rica Project, with the result that the Issuer's interest was further diluted to approximately 28.0% as at December 31, 2002.

In March 2002 and August 2002, the Issuer completed a $0.5 million private placement financing and a $2.0 million private placement financing, respectively, to raise funds for working capital and to finance a search for potential acquisitions which would enhance the Issuer's existing projects and provide positive cash flow.

Recent Developments

Subsequent to its 2002 year end, the Issuer acquired the 72% interest in the Agua Rica project that it did not already own and a 12.5% interest in the Alumbrera Mine. In connection with the acquisitions, the Issuer completed a $4 million non-brokered private placement of units, a US$3 million convertible debt financing and a $105 million private placement of special warrants (the "Special Warrant Private Placement"). The Common Shares and share purchase warrants ("Warrants") underlying the special warrants issued in the Special Warrant Private Placement were subsequently qualified by the Issuer's long form prospectus dated July 25, 2003 (the "Prospectus"). The Prospectus qualified the distribution of the 81,040,310 Common Shares and 40,520,155 Warrants of the Issuer issuable upon the exercise or deemed exercise of the previously issued special warrants. The special warrants were distributed pursuant to an underwriting agreement dated May 29, 2003 between the Issuer and a syndicate of underwriters led by Griffiths McBurney & Partners at a pre-Consolidation price of $0.13 per special warrant. The Warrants issued on exercise of the special warrants were issued pursuant to the terms of a trust indenture which contains standard anti-dilution provisions. Each Warrant entitles the holder thereof to purchase one additional Common Shares of the Issuer at a price of $2.00 (post-Consolidation) at any time prior to 4:00 p.m. (Toronto time) on May 29, 2008. The Warrants were listed and commenced trading under the symbol "NNO.WT" on the Toronto Stock Exchange ("TSX") on August 7, 2003.

In February, 2003, the Issuer announced that it had reached an agreement with BHP Minerals International Exploration Inc. ("BHP") to acquire from BHP the remaining 72% of the Agua Rica Project that it did not then own for a purchase price of US$12.6 million. BHP agreed to defer US$9 million of the purchase price without interest, until June 30, 2005. The deferred payment is secured by, among other things, a pledge of the interest in the Agua Rica Project that was acquired from BHP. To fund the initial US$3.6 million payment and the additional working capital requirements of the Agua Rica Project, the Issuer completed a non-brokered private placement of four million units at $1.00 per unit to raise gross proceeds of approximately $4 million. Each unit consists of one Common Share and one non-transferable share purchase warrant (pre-Consolidation). The Issuer concurrently secured a US$3 million secured convertible credit facility (the "Credit Facility").

The acquisition of BHP's 72% interest in Agua Rica was completed on May 8, 2003. The Credit Facility, provided by Endeavour Mining Capital Corp., ("Endeavour Mining"), an arm's length company, was drawn to fund a portion of the initial payment. All principal and interest outstanding on the Credit Facility has been repaid. Endeavour Mining received commitment and draw down fees totalling US$150,000 in cash and also received 300,000 share purchase warrants, each exercisable into one Common Share at $1.50 per share for a period of two years.

See also "Significant Acquisitions and Dispositions", "Alumbrera Acquisition", "Selected Consolidated Financial Information", and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

Significant Acquisitions

In April 2003, the Issuer entered into a purchase agreement with Wheaton River Minerals Ltd. ("Wheaton") and Rio Algom Limited ("Rio Algom") pursuant to which the Issuer and Wheaton agreed to acquire a 25% interest in the Alumbrera Mine for US$180 million. The Alumbrera Acquisition closed on June 24, 2003. See "Narrative Description of the Business - Alumbrera Acquisition".

As a result of the Agua Rica acquisition and the Alumbrera Acquisition, the Issuer has significant financial commitments. The Issuer's ability to meet such commitments is dependent upon the cash flow from the Alumbrera Mine being sufficient to meet these obligations or undertaking further equity financings to raise the required funds. While it is expected that revenues generated from the Alumbrera Mine will be sufficient to allow the Issuer to meet all of its obligations, there is no assurance that the Issuer will be successful in accessing the funds required to meet its commitments. Failure to do so could result in the Issuer losing its entire interest in the Agua Rica Project unless it is able to extend or otherwise renegotiate its commitments.

Trends

Except as otherwise disclosed herein, management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Issuer's business, financial condition or result of operations. See "General Development of the Business - Three Year History", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Narrative Description of the Business - Alumbrera Acquisition" and "Risk Factors".

NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer's principal project is its interest in the Alumbrera Mine. See "Alumbrera Acquisition". The Issuer also owns the Agua Rica Project in Catamarca Province, Argentina, has an indirect 85% interest in the San Jorge Project, a copper/gold property near Mendoza, Argentina and an undivided 50% interest in the Mantua Project, a gold/copper project in Cuba, which interest has been optioned to a third party.

ALUMBRERA ACQUISITION

Purchase Agreement and Other Contracts

Purchase Agreement, the Acquisition Companies and Ownership Structure

Pursuant to the terms of a purchase agreement effective as of April 2, 2003 (the "Purchase Agreement"), Rio Algom agreed to sell to Wheaton and the Issuer all of its and its affiliates' interest in the company which owns and operates the Alumbrera Mine, a gold/copper mine in the Catamarca Province, Argentina. On closing of the Alumbrera Acquisition on June 24, 2003, the Issuer and Wheaton each acquired an indirect 12.5% ownership interest in MAA, a branch registered under the laws of Argentina of Minera Alumbrera Limited, a company incorporated under the laws of Antigua and Barbuda.

The corporate structure put into place to effect the Alumbrera Acquisition involved Wheaton and the Issuer each organizing a company, incorporated under the laws of Canada, in the case of Wheaton ("WRM Canco"), and the laws of the Province of British Columbia, in the case of the Issuer ("NNO Canco"). Wheaton holds directly or indirectly 100% of the ownership interest in WRM Canco and the Issuer holds directly or indirectly 100% of the ownership interest in NNO Canco. Each of WRM Canco and NNO Canco holds a 50% ownership interest in a newly incorporated acquisition company incorporated under the laws of Canada ("Can Acqco"). Each of WRM Canco and NNO Canco holds directly 100% of the ownership interest in two companies organized under the laws of the Cayman Islands ("WRM Cayco" and "NNO Cayco", respectively). WRM Cayco and NNO Cayco each hold 50% of the ownership interest in a newly incorporated acquisition company organized under the laws of the Cayman Islands ("Cayman Acqco").

Cayman Acqco purchased from Rio Algom all of its shares in the capital of Musto Explorations (Bermuda) Limited ("MEB"), which amount to a 50% ownership interest in MEB. Canada Acqco purchased subordinated debt currently owed to Rio Algom by MAA in the amount of US$71.5 million. Cayman Acqco acquired 50% of MEB and, indirectly, 25% of MAA. The Issuer therefore holds, indirectly, 12.5% of the ownership interest in MAA.

The foregoing ownership structure, is illustrated in the chart on Page 5 herein.

The Purchase Price; Vendor's Buy-Back

The total consideration for the Alumbrera Acquisition was US$180 million, of which the sum of US$71.5 million was allocated to the loan rights to be assigned to Can Acqco. Rio Algom agreed that a portion of the purchase price to be paid by Can Acqco and Cayman Acqco on behalf of Wheaton and the Issuer could be deferred (up to the amount of US$30 million in the case of the Issuer) to be evidenced by a loan from Rio Algom to NNO Canco. The loan payable by NNO Canco matures on May 30, 2005, bears interest on the principal amount up to and including US$25 million at the annual rate of 3-month LIBOR plus 2% and on the outstanding principal amount in excess of US$25 million at the annual rate of 3-month LIBOR plus 5% (10% in the event of default), and is evidenced by a promissory note in favour of Rio Algom. As security for the payment of any such deferred amounts owed by NNO Canco, Rio Algom has taken security over: (i) all shares in Can Acqco; (ii) all shares in Cayman Acqco held by NNO Cayco and debt owed by Cayman Acqco to NNO Cayco; and (iii) all shares in and debt owed to NNO Canco by NNO Cayco. In addition: (a) the Issuer guaranteed the loan made to NNO Canco and is directly liable to Rio Algom for payment of any amount in default and interest payable thereon at an annual rate of 3-month LIBOR plus 10% from time to time (after as well as before judgment) for the period from and including the due date to but excluding the date upon which such amount together with all interest on it is paid in full; and (b) a limited recourse guarantee was granted by NNO Cayco in favour of Rio Algom pursuant to which NNO Cayco guarantees the indebtedness of NNO Canco to Rio Algom. The guarantee is supported by a pledge of shares and debt in Cayman Acqco. In the event that NNO Canco fails to pay its share of the deferred purchase price, Wheaton has the option to purchase the debt comprised therein, with the consideration being payment to Rio Algom of the remainder of the deferred purchase price owed by NNO Canco.

The Alumbrera Interests

The project finance in connection with the Alumbrera Mine is currently comprised of three senior loans and four subordinated loans provided by MAA's shareholders and their affiliates. Rio Algom was party to a common security agreement (the "Common Security Agreement") dated as of February 26, 2003, between MAA, all of its lenders and the other parties thereto. The Common Security Agreement provides for a common security package for the rateable benefit of the senior lenders, including a pledge of the shareholders' and their affiliates' shares in and subordinated loans to MAA, and a grant of security interests in all material Alumbrera Mine assets. In addition, the Common Security Agreement includes the common representations, warranties and covenants relating to the Alumbrera Mine, common security matters including intercreditor arrangements, common conditions precedent to initial and subsequent disbursements of senior loans and common events of defaults and remedies. Rio Algom was also party to the Transfer Restrictions Agreement dated as of February 26, 1997, between MAA, its shareholders, various lenders and the other parties thereto (the "Transfer Restrictions Agreement"). The Transfer Restrictions Agreement contains the primary restrictions on transfers of debt and equity interests in MAA. As a general rule, unless specifically permitted, any transfer of ownership interests or subordinated debt requires the consent of the supermajority lenders (senior lenders representing more than 75% of the outstanding principal amount of senior debt) and Export-Import Bank of the United States.

Pursuant to the terms of the Purchase Agreement, Rio Algom sold all of its direct and indirect interest in the Alumbrera Mine to Wheaton and the Issuer, including, without limitation: (i) certain assigned loan rights in connection with debt currently owed to it by MAA, including its rights and obligations under certain financing documents (including the Common Security Agreement and the Transfer Restrictions Agreement described above); (ii) the shares in the capital of MEB, including the rights and obligations under the MAA Shareholders Agreement, which were originally those of its subsidiary, Rio Algom Investments Inc.; and (iii) its rights and obligations under certain other agreements relating to its interest in MEB, including a shareholders agreement governing the affairs of MEB (together, the "Alumbrera Interest").

MEB Shareholders' Agreement

In connection with the Alumbrera Acquisition, the MEB Shareholders' Agreement has been amended so that the parties to it are NNO Canco, NNO Cayco, the Issuer, WRM Canco, WRM Cayco, Wheaton Cayman, Wheaton, Wheaton River (Alumbrera) Ltd., Can Acqco, Cayman Acqco and MEB. The amended MEB Shareholders' Agreement governs the rights and obligations that each of the Issuer and Wheaton, through their subsidiaries, will have in respect of each other as the beneficial owners of 25% and 75%, respectively, of the issued and outstanding shares of MEB.

The amended MEB Agreement includes the following provisions:

1. General Restriction - Except as provided in such agreement, none of the parties or their affiliates shall directly or indirectly sell, assign, transfer or otherwise deal with any equity securities in the capital of or shareholders' loans made to any of them or any equity securities of MAA.

2.  Right of First Offer - Except for certain dispositions expressly permitted by such agreement, and subject to certain prescribed conditions being fulfilled, the Issuer and its affiliates (the "Issuer's Group") and Wheaton and its affiliates (the "Wheaton Group") shall have a right of first offer should any party or parties in the other group (the "Selling Group") wish to dispose of all (but not less than all) of the equity securities of (and, if applicable, shareholders' loans made to) any or all of the Acquisition Companies, MEB and MAA, such right to be exercised within 30 days after the receipt of the offer made by the Selling Group and only with respect to the entire interest proposed to be disposed of. Notwithstanding the foregoing, if the interest to be disposed of consists of equity securities and shareholders' loans presently held by the Wheaton Group (before the Alumbrera Acquisition), such interest shall first be offered to Can Acqco or Cayman Acqco, as appropriate, which shall be considered for all purposes of such agreement not to part of the Selling Group and in respect of which the Issuer has waived any conflict of interest applicable to Wheaton's board nominees.

3.  Directors of MEB - The board of directors of MEB will consist of four directors (subject to an increase in number in certain circumstances), with each of the Issuer and Wheaton being entitled from time to time to elect that percentage of members of the MEB board which is most nearly equal to the percentage direct and indirect interest of the Issuer's Group or the Wheaton Group, respectively, in the outstanding common shares of MEB and provided that (i) the group with the larger interest shall at all times be entitled to elect at least a simple majority of the MEB board, and (ii) so long as a group directly and indirectly holds more than

20% of the outstanding common shares of MEB, it shall be entitled to elect at least one director to the MEB board.

4.  Directors of Acquisition Companies - The board of directors of Can Acqco and Cayman Acqco (the "Acquisition Companies") shall consist of four and six directors, respectively (subject to an increase in number in certain circumstances), with each of the Issuer and Wheaton being entitled to elect that percentage of the members of the board which is most nearly equal to the percentage direct and indirect interest of the Issuer's Group or the Wheaton Group, respectively, in the outstanding common shares of such Acquisition Company. The quorum requirements and other relevant provisions are similar to those set out in the preceding paragraph, save that the chairman (appointed by Wheaton) shall have a casting vote.

5. Fundamental Changes - MEB - Certain fundamental changes relating to the business and affairs of MEB will require the unanimous consent of the directors of MEB, namely (i) the sale of any equity securities of or shareholders' loans made to MAA or of any other material property or assets of MEB; (ii) except as contemplated in such agreement, the issuance of any equity securities of or shareholders' loans made to MEB unless to the Issuer's Group and the Wheaton Group pro rata to their respective direct and indirect holdings of MEB common shares and for the same consideration; (iii) any debt financing, other than shareholders' loans made to MEB as contemplated in such agreement; (iv) the redemption, repurchase, repayment or retirement of any outstanding equity securities of or shareholders' loans made to MEB or the declaration or payment of dividends or distributions to MEB's shareholders unless on a pro rata basis or in accordance with the distribution policy agreed upon from time to time by the Issuer and Wheaton.

6. Fundamental Changes - Acquisition Companies - Certain fundamental changes relating to the business and affairs of each of the Acquisition Companies will require the unanimous consent of its directors, namely (i) the carrying on of any business or activity which is not related to the Alumbrera Mine or its direct or indirect interests in MEB; (ii) the sale of any equity securities of or shareholders' loans made to MEB or of any other material property or assets of MEB; (iii) any winding-up, liquidation or reorganization or any amendment to its charter or by-laws; (iv) the subdivision, consolidation or reorganization of any of its shares; (v) the entering into of any material related party transaction; (vi) except as contemplated in such agreement, the issuance of any equity securities of or shareholders' loans made to such Acquisition Company unless to the Issuer's Group and the Wheaton Group pro rata to their respective direct and indirect holdings of the common shares of such Acquisition Company and for the same consideration; (vii) any debt financing, other than shareholders' loans made to such Acquisition Company as contemplated in such agreement; and (viii) the redemption, repurchase, repayment or retirement of any outstanding equity securities of or shareholders' loans made to such Acquisition Company or the declaration or payment of dividends or distributions to its shareholders unless on a pro rata basis or in accordance with the distribution policy agreed upon from time to time by the Issuer and Wheaton.

7. Management of MAA - Pursuant to section 2.01 of the MAA Shareholders' Agreement, the MAA board of directors shall consist of four members, two of which shall be nominated by MIM and two of which shall be nominated by MEB. The chairman (appointed by MIM) shall have a casting vote. The MAA Shareholders' Agreement also stipulates that certain fundamental actions can only be taken with the unanimous consent of the directors of MAA. Each of the Issuer and Wheaton shall be entitled to nominate one such director, provided that the right of the Issuer to nominate one such director shall terminate on the earliest to occur of the following: (i) the Wheaton Group shall directly or indirectly hold more than 50% of the outstanding common shares of either Acquisition Company; (ii) the Wheaton Group shall directly or indirectly hold more than 75% of the outstanding common shares of MEB; (iii) the Issuer's Group shall cease to hold directly or indirectly at least 50% of the outstanding common shares in the capital of either Acquisition Company; (iv) the Issuer's Group shall cease to hold directly or indirectly at least 25% of the outstanding common shares of MEB; and (v) the Issuer shall commit a breach of its covenant, made in the amended MEB Shareholders' Agreement, that the Issuer's nominee on the MAA Board shall vote in such manner as shall be directed by Wheaton, and after Wheaton has provided to the Issuer a reasonable opportunity for consultation. For greater certainty, the NNO nominee on the MAA Board shall not vote unless such nominee has received instructions from Wheaton.

ALUMBRERA MINE

The information of a scientific and technical nature on the Alumbrera Project was prepared under the supervision of B. Terrence Hennessey, P. Geo and Harry Burgess, P. Eng of Micon International Limited "Micon" and is derived from a report titled "Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina" dated May, 2003, which is available for viewing under the Issuer's profile on www.sedar.com.

Property Description and Location

The Alumbrera Mine consists of the following five facilities, with support offices located in Tucuman, Catamarca City, Rosario and Buenos Aires:

  an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca; a 316 km concentrate slurry pipeline through Catamarca and Tucuman Provinces;
  a 202 km, 220 kilovolt power line from the project's substation at EI Bracho, Tucuman;
  a filter plant and rail loading facilities at Cruz del Norte, Tucuman; and
  a port, handling facilities and train maintenance facilities at San Martin near Rosario, Santa Fe.

The open pit mine is located on a 600 ha mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kms northwest of Buenos Aires. The mining lease granted to MAA encompasses all mineralized areas of the deposit. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 ha. The mine is located in a valley west of the easternmost range of` the Andes at an elevation of 2,600 m above sea level.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kms to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kms by rail from Cruz del Norte, Tucuman to Puerto Alumbrera. The port is located in San Martin, Rosario in the Province of Santa Fe. The port operation and maintenance facilities are contained within a 12 ha lease which includes a rail-switching yard with approximately 8,200 m of rail. Port facilities include a rail car unloading building and 50,000 t storage shed.

All mining prospects in the Farallon Negro district, the region including Alumbrera, are enclosed by a 344 km2 national mineral reserve and are owned and administrated by Yacimientos Mineros de

Agua de Dionisio ("YMAD"), a quasi-government mining company. The 20-year mining lease that encloses the Alumbrera Mine was granted to MAA by YMAD pursuant to an agreement (the "UTE Agreement") in April 1994, as amended in February 1997. The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of the facilities and infrastructure revert to YMAD after completion of operations.

Royalties

MAA is required to pay a 3% royalty (the "Boca Mina Royalty") to the provincial government of Catamarca. The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions. MAA commenced payments of the Boca Mina Royalty in 1998. MAA has reported that its calculation of the Boca Mina Royalty in its life-of-mine plan cash flows is the equivalent of a 2% charge against revenue after deduction of offsite smelting and refining charges.

Under the terms of the UTE Agreement, MAA is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery to begin in the fiscal year following the one in which positive net proceeds are realized. To date, no payments have been made. However, pursuant to an amendment made to the UTE Agreement in 1997, MAA has paid an advanced royalty of US$10 million toward the 20% royalty. An additional balance of 2 million pesos has been paid in the fiscal year ending June 30, 2003.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Alumbrera is about 1,100 kms northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucuman. Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kms northeast of the town of Belen and approximately 50 road-kms northwest of Andalgala. The project is served by air and all-weather roads. MAA has scheduled flights to and from Tucuman and the mine site, and bus transport to and from both Catamarca and Tucuman. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, either to or from the mine site every month. An internal bus service runs on a continual schedule, transporting personnel to and from job sites, accommodation and recreation facilities within the mine site.

The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert. The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated. Average temperature is 17oC to 18oC and average minimum and maximum temperatures range between 8oC and 10oC and 22oC and 27oC. Temperatures can be as low as minus 10oC in the winter and as high as 40oC in the summer. Average mean rainfall is 160 mm, occurring predominantly during the months of December through March. Light snows can occur in July.

Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops. Site facilities include two accommodation camps, catering, medical and indoor and open-air recreation facilities. The mine's main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30 km pipeline. The mine maintains a 1.7 million m3 water reservoir. A 202 km long 220-kilovolt power line provides electrical power to the mine site from a substation at El Bracho, Tucuman. The power line, with 530 transmission towers, was constructed to provide access to the national power grid.

Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest (1,900 m by 1,200 m) surrounded by ridges formed mostly by andesitic breccia of the Farallon Negro volcanics. The floor of the bowl covers an area of 2.5 kms2. It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered "surface rind" of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.

History

The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century. Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges of the present mine area. In 1950, the Alto la Alumbrera veins were sampled by the government for copper and gold. In 1961, the map on which "Bajo de la Alumbrera" is mentioned for the first time was published. In 1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted. In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short drill holes for a total depth of 226 m.

From 1973 to 1976, YMAD requested that the national government carry out more detailed studies. The government, through the NOA MINERO (Argentine Northwest Mining) Plan of the National Service of Mining and Geology, carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program. Drilling was completed over several years with 5,000 m drilled in 1974 and 1975 and 1,000 m drilled in 1976. YMAD carried out resource mapping and evaluation from available drill holes. From 1975 to 1982, the United Nations supervised the ongoing exploration program. YMAD and a military manufacturer continued intermittent drilling to complete a total of 18,970 m and 71 drill holes for the period 1968 to 1981.

From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone. An additional 1,283 m of drilling, averaging 50 m per hole, was completed. Feasibility studies were prepared in 1986 and 1988.

From 1992 to 1993, another feasibility study was conducted. Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology. A geology and metal grade block model of the deposit was generated.

In October 1994, MAA completed a 20-hole, 8,000 m diamond drillhole program. Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life. In 1995, MAA commenced mining activities in the mine area. In August 1997, project commissioning commenced with the processing of the first ore from the mine. In December 1999, the mine achieved production and performance tests under terms of project financing.

MEB negotiated an interest in the project from YMAD in 1990, establishing MAA as the entity to exploit the deposit in 1993. MIM purchased a 50% interest in MAA in 1994. MEB, with a 50% remaining interest in MAA, was subsequently acquired by Rio Algom and North Ltd. in 1995. Rio Tinto plc ("RTP'') acquired North Ltd. in August 2000. Billiton acquired Rio Algom in October 2000. BHP and Billiton merged during 2001 to form BHP Billiton. Wheaton purchased RTP's 25% share in March 2003.

Geological Setting

Regional Geology

Alumbrera was emplaced in the late Miocene Farallon Negro - Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas. This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene. The Farallon Negro complex lies near the boundary of nearly flat and 30o east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50 km right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallon Negro centre.

Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them. The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament. The Farallon Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kms high and approximately 16 kms in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites. Volcanism was followed by the emplacement of the mineralization-related dacite porphyries. The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Deposit Geology

The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallon Negro volcano. The intrusion-generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks. Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining. Rocks exposed at surface were originally at depths of approximately 2.8 kms and at 0.6 to 0.8 kilobars lithostatic pressure.

The Farallon Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite. The remaining 10% is comprised of lithic and non-porphyritic flow units.

The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions. A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks. The individual porphyry units can be distinguished by their phenocryst content, but primarily are classified by their cross cutting intrusive relationships. Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.

Exploration

The mining rights to the Alumbrera Mine held by MAA are limited to a 2,000 m by 3,000 m rectangle (600 ha in size) approximately centred on the open pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAA outside of the contract area.

Known mineralization in the pit has been fully delineated to the northwest and southeast. However, to the northeast, towards the crusher, and to the southwest, mineralization is cut off by faults that are parallel to the dominant faulting direction. It is possible that a small amount of mineralization remains to be discovered in these areas if it can be shown that they have been down-faulted.

Since 1999, exploration efforts in the MAA contract area have been limited. In 2002, a small geophysical survey consisting of a limited amount of induced polarization surveying was conducted to look for disseminated sulphides in these areas. Results were not available at the time of Micon's visit, although it is anticipated that a certain amount of diamond drilling will be required in the future to test this potential. It is not anticipated that any significant discoveries with material impact on the project will be made here.

Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work is not anticipated. Any exploration by MAA outside of the contract area would require a new agreement with YMAD.

Mineralization

The mineralogy of the primary (unweathered) ore consists of chalcopyrite (+/-bornite), native gold and pyrite. Gold occurs mainly in chalcopyrite. Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

Ore grades correlate with lithology. The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites. Younger porphyries are less mineralized or barren. The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets. Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range.

The occurrence of gold within chalcopyrite, together with magnetite and pyrite, suggests that the gold was transported by the same fluids as the other metals and that this fluid was oxidized. Near-surface oxidation and supergene enrichment appear limited at the Alumbrera Mine. Consequently, the economic-grade sulphide mineralization extends upward almost to surface.

The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone. The leached zone contains oxide and carbonate copper minerals, including soluble species. Gold values appear largely unaffected by leaching. The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions. The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore. Leaching and oxidation near the surface generally does not extend to deeper than 30 m. Rare and erratic deeper oxidation is attributed to enhanced permeability caused by local fracturing and faulting. The corresponding underlying zone of supergene enrichment is erratic in its development, occurring at depths to 150 m in some places and being barely recognizable in others.

Drilling

The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969. Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data. The diamond drill programs were completed using both NQ-sized core and HQ-sized core (47.6 mm and 63.5 mm core diameter, respectively).

270 holes were drilled on a nominal 50 m by 50 m pattern over the entire deposit. However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations. All holes were drilled on N75o/N255o oriented sections, with dips varying between vertical and minus 60o. This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit. This was required in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and kriging variances seen during grade interpolation. It was decided that an additional 14 holes would be drilled to fill in areas of low confidence. These have recently been drilled but were not included in the June 2002 reserve estimate. There is no known requirement for further drilling of the existing resource. A minor amount of exploration drilling is still required near the edges of the pit.

Sampling and Analysis

Exploration samples are sawn (core) or split (reverse circulation) and sent to ALS Chemex ("ALS") in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

Exploration samples were analysed for gold using a 50 g fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead. This method has a detection limit of 0.01 ppm and is suitable for the low gold grades seen at Alumbrera. Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS. The detection limit for copper and silver by this method are 100 ppm and 1.0 ppm, respectively. Silver values are not checked by fire assay methods as they are not reported as an ore reserve and form a minor portion of the value of minerals recovered.

Minor element analyses have been routinely carried out on approximately 10% of samples in order to determine background levels of elements of interest within the ore and surrounding waste rock of the orebody. These analyses were intended to determine base line quantities of potentially toxic metals available to be released into the environment. Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc. Additional sampling was conducted in areas identified to have lead and zinc bearing veins.

Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit so as to aid in the prediction of acid mine drainage potential as well as to predict rougher and cleaner cell loads within the concentrator while treating certain ore types. Sulphur was determined through a Leco infrared detection of sulphur dioxide from combustion of sulphide.

Drill Core Samples

During logging, the MAA geologist selects the portions of each hole to be sampled based primarily on mineralization. Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 m before this estimated position. Samples were selected on three m intervals regardless of lithologic contacts and geological variation in the core. Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained for future reference. All sampling and core storage took place at the core logging facility.

Reverse Circulation Samples

Reverse circulation samples were collected in the field at the drill rig over 3 m intervals after being split in the ratio 3:1 at the sampler. The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program in order to provide additional samples for check analyses or bench scale flotation testwork. The larger fraction was discarded after the completion of each program.

Blast Hole Sampling

MAA samples all blast holes in the open pit except when the geology supervisor considers it unnecessary due to, for example, duplicate holes or holes too closely spaced. One sample is collected per hole from the cone of cuttings surrounding the collar. Sampling is performed by cutting two opposing channels into the cone and through its full depth to the bench floor. A sample of approximately 15 to 20 kgs is collected from one wall of each of the two channels. Samples are split in a Gilson splitter and sent to the mine laboratory. For one in every five samples collected from certain areas of the Alumbrera pit a second sample split is collected from the Gilson splitter and sent to ALS for check analysis.

Sample Quality

The program set up to monitor the quality of the assay database consisted of the following procedures:

  the use of internal standards by the laboratory;
  the use of MAA submitted standard samples with each sample batch;
  regular re-analysis of pulps by the laboratory;
  re-analysis of pulps as requested by MAA;
  check analysis of randomly selected pulps by a second laboratory; and
  1/4 core re-sampling of selected sample intervals mixed with each batch.

Data validation protocols are built into the date-entry system used by MAA to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.

Security of Samples

MAA's core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator. These facilities are approximately 1 km behind the mine's security gatehouse which is manned 24 hours a day, 365 days a year. They are secure from entry by non-MAA personnel. Exploration samples are shipped from this location using scheduled mine delivery trucks bringing in general supplies.

Ore Reserves and Mineral Resources

All ore reserves and mineral resources provided herein in respect of the Alumbrera Mine are estimated using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), the Australian and RTP worldwide standards. The following definitions are reproduced from the JORC Code, and differ from the definitions of the same terms adopted by the Canadian Institute of Mining, Metallurgy ("CIM") as the CIM Standards on Mineral Resources and Reserves Definitions, which definitions are contained in this AIF under "Glossary of Mining Terms".

The term "Mineral Resource" means a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term "Inferred Mineral Resource" means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term "Indicated Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term "Measured Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

The term "Ore Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term "Probable Ore Reserve" means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term "Proved Ore Reserve" means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The Ore Reserves for the Alumbrera Mine as at December 31, 2002, are set forth in the following table:

Alumbrera Ore Reserves as of December 31, 2002(1)

Material	Category	t (million)	Au g/t	Cu (%)	Contained Au (million ozs)	Contained Cu (mt)
In Situ	Proved Probable Total	234 23 257	0.68 0.49 0.65	0.58 0.47 0.57	5.08 0.36 5.44	1.360 0.108 1.468
Stockpiles	Proved Probable Total	111 0 111	0.41 0 0.41	0.36 0 0.36	1.46 0 1.46	0.400 0 0.400
Total	Proved Probable Total	345 23 368	0.59 0.49 0.58	0.51 0.47 0.51	6.54 0.36 6.90	1.760 0.108 1.868
(1)	The Ore Reserves for the Alumbrera Mine set out in the table above have been prepared by MAA. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

There are currently no Mineral Resources to report for the Alumbrera Mine.

Mineral Processing and Metallurgical Testing

The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship. Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite. As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.

As a project now in its fifth full year of production, there is a wide range of metallurgical testing and operating experience available and planned, including original feasibility studies and process design laboratory and pilot scale testing, post-commissioning laboratory and plant scale process optimization, and post-commissioning laboratory testing and simulation studies in support of strategic planning and development.

The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing. Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design. These criteria have been generally confirmed by operating experience to date.

MAA decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine. Based on its operating experience to date, MAA has not increased the capacity of the flotation circuit or other areas.

Together with the feasibility study testing, post-commissioning operating results and process optimisation, it appears that an adequate and comprehensive programme of testing and study has been conducted in support of the recent expansion and the life-of-mine plan.

Mining and Milling Operations

Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 m3 shovels and 220 t haul trucks to move both ore and waste. Mining is carried out on 17 m benches, with 2 m sub-drill, which suit the size of the equipment necessary for the production rate.

Current mineral reserves have a low waste to ore ratio of an average of 1.8:1. Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade. This practice requires that some ore be stockpiled for later processing. The average reserve grade is 0.51 % copper and 0.58 Au g/t.

The mining rate in fiscal 2002 marginally exceeded 300,000 tpd for a total of approximately 112 mt of material mined, comprised of approximately 39 mt of ore and 73 mt of waste. The total material mined is planned to increase to an average of 355,000 tpd, approximately 130 mt per annum, for the fiscal years 2004 to 2007, after which time waste stripping reduces significantly.

MAA employs approximately 800 permanent staff and 400 contractors, of whom approximately 500 staff and 200 contractors work in the mining department. Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements. MAA worked closely with the representative Union and Argentine Labour Ministry to negotiate an initial, one-union bargaining agreement. This was renegotiated in the second year resulting in the introduction of an innovative and flexible, four year labour agreement which was renewed in 2003 for a further four year period.

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate containing the major gold credit and dore bullion from gravity recovery of coarser free gold. The original design capacity was 80,000 tpd with a utilisation of 94%, equivalent to 29.2 mt per year. Provision was made for expansion to 100,000 tpd by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

MAA has increased the capacity of the original plant to approximately 100,000 tpd by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding ("SAG") mills, of which about 1 to 1.5 mt, at 0.4% copper, already had been accumulated. The planned utilization for 2003 is 93%, increasing to 94% in 2007.

MAA expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore. Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput. MAA has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.

The mined ore is crushed in a 1,540 mm by 2,770 mm gyratory crusher. The crushed ore is conveyed 1.7 kms to an 80,000 t live capacity stockpile. The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits. The two original grinding lines each consist of an 11 m diameter, 5.14 m long SAG mill and two 6.1 m diameter, 9.34 m long ball mills operating in closed circuit with hydrocyclones. The third grinding line, which was commissioned in August 2002, consists of a 8.53 m diameter, 4.27 m long SAG mill and a 5.03 m diameter 8.84 m long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35 mm critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate. A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required. The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill. Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold. Hydrocyclone overflow at 80% passing 150 micron gravitates to the flotation circuit. The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

After conditioning with reagents, the hydrocyclone overflow passes to the rougher flotation circuit consisting of 32 100 m3 mechanical flotation cells. MAA has concluded that there is sufficient rougher cell capacity to accommodate the increased throughput. Rougher concentrate is reground in one or two 5.0 m diameter, 7.32 m long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery. The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit. The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

Final concentrate is thickened to 63% solids in two 30 m diameter thickeners and for storage in surge tanks before being pumped via a 316 km long, 175 mm diameter pipeline to MAA's filter plant near Tucuman. Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kms to the filter plant. At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120 m3 continuous belt filter presses, which reduce the moisture content to 7.5%. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kms to the port near Rosario.

Tailings from the process plant flow by gravity pipeline for 8.5 km to an engineered, centreline dam constructed across the Vis Vis canyon. Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back. The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine. MAA retains Knight Piesold as its consultant for tailings dam management and construction quality control.

Markets and Sales Contracts

MAA's objective is to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market. This should reduce the annual average treatment and refining charges and should provide short-term flexibility of production, sales and revenue against budget.

Sales and marketing operates from the port facilities, with a specialist consultant being retained for annual contracts exceeding 30,000 t, and MIM Japan retained through a negotiated sales agency agreement for annual contracts into the Far East and for general market intelligence in this region.

As at May 2002, MAA reported that it had 13 frame contracts in place for the sale of its concentrate, including three with traders and three (two traders and one smelter) additional long-term contracts, established to cater to the increased production scheduled by the life-of-mine plan. The lowest annual commitment is for 10,000 to 40,000 t and the largest is for 100,000 t. The earliest contract expiry date is December 31, 2003 and the latest expiry date is September 30, 2008. Smelter locations are in Europe, India, the Far East, Canada and Brazil.

Environmental Considerations

Permitting

The main environmental permit is the original Environmental Impact Report ("EIR"), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the UTE Agreement, MAA is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. There are currently no significant areas of non-compliance. The EIR must be updated bi-annually as two separate reports for approval by the Tucuman and Catamarca provincial authorities. Micon understands that the 2001 EIR update was received and accepted by the provincial authorities. Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucuman).

In addition to the direct statutory controls, the UTE Agreement and its requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management.

Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management. Through MIM and the other shareholders, MAA conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

Compliance

Under the terms of the UTE Agreement, commitments made in the EIR reside with MAA. In response to these commitments, MAA currently is implementing a revised environmental management system. Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels.

Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility. Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAA's concession, due to the area's complex structural geology. A series of pump back wells have been established to capture the seepage, which is characterised by high levels of dissolved calcium and sulphate. The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

The other potentially significant environmental risk lies with the concentrate pipeline. This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Any rupture of the pipeline poses an environmental risk from spillage of concentrate. Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

Reclamation and Closure

Although the fixed assets of the project revert to YMAD on final termination of commercial production, MAA is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine. MAA is committed to stabi1izing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps. Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. The ultimate requirement is to achieve final landforms that do not require MAA's presence post closure.

MAA has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management. MAA's closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis.

Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project's financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002.

Bond-Posting

MAA makes provisions for reclamation and closure in its 2002 life-of-mine plan and financial statements, however, MAA is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.

Capital Costs

The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately US$1.233 billion of project development capital. After additional capital expenditure of approximately US$79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately US$26 million per fiscal year.

Approximately US$29 million, US$18 million and US$30 million was expended in fiscal years 2000, 2001 and 2002, respectively, with a further US$29 million forecast to be spent in fiscal 2003. As at the end of March, 2003, approximately US$12.3 million of the total for the 2003 fiscal year had been expended.

Projected Capital Expenditures for Fiscal 2003 to 2013

The following table indicates capital estimates included in Micon's estimates of future annual cash flows:

Projected Capital Expenditures for Fiscal 2003 to 2013

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(US$ in millions)
Mining	13.6	10.3	4.8	4.8	4.2	5.1	1.7	2.1	-	-	46.6
Tailings Dam	2.8	2.8	2.4	2.4	2.4	2.3	2.3	2.2	2.2	0.1	21.9
Concentrator	3.3	2.6	1.8	1.8	1.6	2.1	1.3	1.4	2.1	1.8	19.8
Administration	0.29	0.28	0.32	0.32	0.14	0.3	0.13	0.15	0.05	-	2.0
Filter Plant, Rail and Port	0.69	0.22	0.19	0.19	0.15	0.08	0.81	0.35	0.16	0.05	2.9
Closure Cost	-	-	-	-		-	-	-	-	23.5	23.5
Total	20.6	16.2	9.5	9.5	8.4	9.9	6.3	6.3	4.5	25.5	116.5.

MAA is subject to taxation in the form of income tax and IVA tax, the latter of which is a value added tax applicable to purchases of goods and services at a rate of 21%. Full reimbursements for IVA tax are available to mining companies and a net reimbursement over the life of the mine of US$23.5 million is included in the cash flow projections.

The statutory tax rate applicable to MAA as a mining company is 30% as compared to the statutory tax rate of 35% for non-mining companies. This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are a risk to the estimated levels of future cash flow. However, it is not expected that any increased taxation would have a material effect on the value of the property, given the current fully developed stage of the operations and the high levels of projected annual cash flows.

Production Estimates and Cash Flow Projection

The MAA operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate. In addition, a dore containing gold and silver is produced on-site. Production is derived from ore mined at the Alumbrera Mine. The total scheduled ore to be mined and processed, and the gold and copper output, are set forth in the following table:

Production Schedule

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(US$ in millions)
Ore Milled (mt)	36.71	36.62	36.80	36.97	37.23	37.33	37.19	37.23	37.23	17.61	350.92
Gold Grade (g/t)	0.76	0.63	0.58	0.64	0.54	0.60	0.77	0.59	0.29	0.29	0.58
Copper Grade (%)	0.60	0.54	0.50	0.55	0.48	0.60	0.65	0.54	0.28	0.29	0.50
Gold Production ('000 ozs)	649	529	483	529	442	511	684	507	203	96	483
Copper in Concentrate ('000 ozs)	195	175	161	177	156	198	216	178	85	42	161

The Issuer does not as a matter of course make public projections as to future sales, earnings or other results. The projected capital expenditures, production estimates, cash flow and other projections included in this AIF have been prepared by Micon and have been extracted from the Micon Report. The projected capital expenditures, production estimates, cash flow and other projections have been included in this AIF based on the requirements of Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Neither the Issuer's auditors, nor the auditors of MAA have examined or compiled the accompanying prospective financial information and, accordingly, have not and do not express opinions or any other form of assurance with respect thereto. The cash flow projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the cash flow projections were not prepared by Micon on behalf of the Iss uer in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by Micon with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Alumbrera Mine, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Issuer's or MAA's control. Accordingly, there can be no assurance that the assumptions made in preparing the cash flow projections will prove accurate, and actual results may be materially greater or less than those contained in the cash flow projections. For these reasons, as well as the bases and assumptions on which the cash flow projections were compiled, the inclusion of such cash flow projections herein should not be regarded as an indication that the Issuer or MAA, or any of their respective affiliates or representatives, considers such information to be an accurate prediction of future events, and the cash flow projections should not be relied upon as such. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such cash flow projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the cash flow projections and none of them intends to update or otherwise revise the cash flow projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

The overall base case cash flow projections for the Alumbrera Mine are set forth in the following table:

Cash Flow Projections

Year	Payable Gold Production(1)	Payable Copper Production(1)	Net Revenue(2)	Total Operating Costs(3)	Cash Flow Before Taxes and Debt Service	Cash Flow After Capital Costs and Tax - Available for Equity Distribution - Issuer's 12.5% Share
	(ozs)	(t)	(US$)	(US$)	(US$)	(US$)
2004	649,072	195,174	475,443,951	218,351,215	226,631,857	13,875,857
2005	528,749	174,692	407,761,336	216,409,807	166,643,302	12,332,538
2006	483,270	161.297	373,369,843	213,082,150	142,975,295	13,724,832
2007	529,178	176,864	409,173,936	213,277,141	177,865,316	17,298,672
2008	441,692	155,784	352,715,138	200,943,997	136,000,838	11,900,073
2009	511,088	197,758	432,121,254	184,121,143	229,168,686	20,052,260
2010	683,782	215,742	511,175,545	181,107,968	313,236,066	27,408,156
2011	506,875	177,719	403,319,966	165,456,950	223,150,616	19,525,679
2012	203,466	84,714	180,235,927	137,821,921	33,952,287	2,970,825
2013	96,097	41,487	87,149,170	74,216,925	(14,732,739)	1,174,533
Total	4,633,270	1,581,231	3,627,366,064	1,804,789,218	1,634,891,525	140,261,425
(1)	Production figures refer to the total quantity of payable metal produced.
(2)	A constant gold price of US$320 per oz, a copper price of US$0.80 per lb have been assumed.
(3)	Adjusted for foreign exchange and inflation.

The estimates of annual cash flow assume that the current mining rate of approximately 111 mt of ore and waste per year will increase to approximately 130 mt per year by fiscal 2004 and will continue at that level for four years, after which time waste mining will diminish significantly. Ore will be mined from the pit until fiscal 2011 and for a final two years, fiscal years 2012 and 2013, low grade ore, which comprises a portion of the long term inventory stockpile, will be reclaimed from stockpile for processing. Over the projected operating life of ten years, MAA's operations are expected to generate a total undiscounted net cash flow, after senior debt service and taxes and available for distribution to shareholders, of approximately US$1.12 billion, of which the Issuer's 12.5% share upon completion of the acquisition of the Alumbrera Mine will equal approximately US$140 million.

Sensitivity analyses have been performed to test the impact on project economics of changes in the price of the metals produced. Net present values for 50% of BHP's 25% share of cash flows available to shareholders after full debt service and taxes have been estimated for metal prices 10% higher and lower than the base case prices. The results of these sensitivity analyses are set forth in the following table:

Input Parameter	Total net Present Value (Issuer's 12.5% share) (US$ in millions)
Discount Rate (% per year)	0	10	15
Base Case Prices	140	89	73
Base Case Prices +10%	173	110	91
Base Case Prices - 10%	106	66	54

Alumbrera Acquisition - Financial Advisory Fees

A cash fee of US$900,000 was paid to Griffiths McBurney and Partners for its services as a financial advisor to the Issuer in respect of the Alumbrera Acquisition.

Pursuant to a financial advisory agreement dated February 7, 2003, Endeavour Financial Ltd., which also served as a financial advisor to the Issuer in respect of the Alumbrera Acquisition, received a financial advisory fee of approximately US$2,578,000.

AGUA RICA PROJECT

General

The Issuer now owns 100% of the Agua Rica Project. Under a joint operating agreement between RAA Holdings S.A., an indirect subsidiary of the Issuer and BHP,  BHP formerly managed and operated the project and exploration expenditures were shared by BHP and the Issuer in proportion to their respective interests in the project. BHP completed the 2001/2002 work program in June 2002. The Issuer's share of the work program (including management fees to the operator) in the financial year ended December 31, 2002 was approximately US$303,000 (2001 - US$545,000), but was not paid at the election of the Issuer and therefore contributed to the dilution of the Issuer's interest in the Agua Rica Project. Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years. The budget for the 2002/2003 year of US$1.4 million presented by the project operator was a continuation of this reduced work program. Work programs in the past two years have built on the work performed in completing the initial feasibility study, which was issued in November 1997. The 2003 work program is currently underway and relates specifically to the simplification of the ownership interests in the Agua Rica Project.

Hatch Report

Information contained in this AIF that is of a scientific or technical nature relating specifically to the Agua Rica Project has been prepared by or under the supervision of Paul Hosford, P. Eng. and Callum Grant, P. Eng., of Hatch Associates Ltd. ("Hatch"), each of whom is a "qualified person" as the term is defined in National Instrument 43-101 - "Standards of Disclosure for Mineral Projects ("NI-43-101"). The following information is extracted from a report (the "Hatch Report") prepared by the foregoing entitled "Northern Orion Explorations Ltd. Agua Rica Project, Argentina" dated May 16, 2003. As used in the extracted text below, "Joint Venture" means the joint venture between the Issuer's subsidiary and BHP.

Property Description, Location and Access

Agua Rica is located in the northwestern Argentine province of Catamarca approximately 200 kms from the provincial capital, and 25 kms to the north of the nearest settlement of Andalgala. The property covers an area of approximately 12.5 km2 with its centre point at an approximate latitude of

27o  26' South, longitude 66o 16' West.

Any future production from a mining operation at Agua Rica would be subject to a 3% "mine-mouth" royalty payable to the provincial Catamarca government.

To Hatch's knowledge, no environmental liabilities apply to the property.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Agua Rica property lies in a rugged range of mountains known as the Sierra de Aconquija that runs northeast-southwest through this eastern flank of the Andes. Towards the south and north of the Sierra de Aconquija, the mountain range gives way to gentler terrain as the basinal areas known as Campo Arenal in the north and Salar de Pipanaco in the south and west are approached. Locally around the property itself, the terrain reaches to over 3,500 m and is dissected by steeply eroded V-shaped valleys covered by partially consolidated scree, poorly developed soils (less than 1 m thick), and scrubby, sparse vegetation. The terrain in the area is rugged with more than 80% having slopes greater than 25o, and over 40% with slopes over 35o. Sediment control and water erosion during the summer rainy season are issues that will require mitigation in any development activities at the site.

The climate in this part of Argentina is generally mild and typical of this arid north-western region of Argentina. The mountain ranges of Catamarca act to interrupt the passage of humid air from the north east that causes the heavy summer rainfall. The flanks of the mountain range to the north of Agua Rica tends to be drier than the immediate area around the project site and also towards the south where olives are intensively cultivated around Andalgala. Annual precipitation is in the order of 300 mm, with the highest rainfall occurring in January (114 mm measured in Quebrada Minas in 1996). The warmest months are December and January (approximately 30oC) while in the winter months of June, July, and August the temperatures can fall to below 0oC at higher elevations. Access to the site is via the principal road developed by the Joint Venture to service its exploration programs. This routing follows the Potrero valley northwards to the site from Andalgala over a distance of some 20 kms. An alternative routing via the town of Capillitas to the north of the project site is more circuitous and is longer in both distance and time.

Andalgala is a town of some 11,000 inhabitants and serves as the local centre for agriculture in the area, principally the cultivation of olives and walnuts. The town provides adequate facilities for small commercial businesses, automobile shops, some fabrication, small hotels, schools, and a hospital.

History

Since the early 1900s, the mining of copper and the semi-precious stone rhodochrosite has been recorded from the region around Agua Rica from several small-scale, a rtesanal mines, principally at Capillitas immediately to the west of the project site. Activities at Agua Rica itself date back to the period 1959-1965 when a restricted area known as Mi Vida was explored around Quebrada Minas and three small adits were driven.

The first systematic exploration work at Agua Rica dates back to the early 1970s when Compania Cities Services Argentina S.A. ("Cities Services") examined the property (known at that time as Mi Vida) and completed several drillholes from pads located at the lower elevations of the geological sequence, i.e. close and adjacent to Quebrada Minas. While Cities Services recognised the significant potential for a porphyry type of copper occurrence, other aspects such as the epithermal "overprint" carrying precious metals and the potential for supergene enrichment at higher elevations was not fully appreciated, and so little follow-up work was carried out. By the late 1970s, the property had reverted back to its original Argentine owner, Recursos Americanos Argentinos S.A. ("RAA").

In the early 1990s, RAA optioned the property to BHP on the basis of 30% RAA, and 70% BHP. Also at that time, the Issuer concluded an agreement with RAA to acquire a majority share of its exploration holdings throughout Argentina, including Agua Rica, and in this way the Issuer became BHP's joint venture partner in the subsequent extensive exploration of the property from 1994 until late 1998. During this period, the Joint Venture carried out a series of field programs including basic mapping, geochemical (rock chip) sampling, and geophysics from which the larger potential of the property was recognised, particularly related to zones of secondary enrichment and evidence pointing to a post-porphyry epithermal stage of precious metals mineralization.

By 1995, a major program of diamond drilling was underway together with more detailed mapping and surface sampling, aerial photography for generation of accurate topography, metallurgical testwork principally at BHP's Reno laboratory, geophysical investigations to identify locations for the supply of water for a future mining and milling operation, plus various work programs to examine technical issues to support an Initial Feasibility Study of the project in 1997 (the "IFS").

In 1997, the Joint Venture completed the IFS on the basis of an Inverse Distance Squared "103-hole resource model" in which two open pit options, one at 60,000 tpd and the other at 120,000 tpd, were investigated. The IFS was subsequently updated in 1998 (the kriged "150-hole model") and again in 1999 (the "176-hole model"). This latest 176-hole model (using Indicator Kriging) comprises all of the drilling information available on the property. A summary of these principal resource estimates is provided as follows (all at a 0.40% Cu cutoff grade):

Model	Date	Measured & Indicated Resource					Inferred
		Mt	Cu %	Mo %	Au g/t	Ag g/t	Mt	Cu %	Mo %	Au g/t	Ag g/t
103-Model	02/1997	772	0.61	0.034	0.24	3.2	80	0.61	0.034	0.24	3.2
150-Model	01/1998	678	0.64	0.037	0.24	2.7	72	0.43	0.044	0.15	2.4
176-Model	03/1999	592	0.60	0.033	0.23	3.3	148	0.60	0.033	0.23	3.3

Source: Joint Venture Report, March 1999

In 1999, the Joint Venture halted field exploration activities at Agua Rica and no additional work of any significance has taken place since that time.

NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects including the requirement that mineral resources and mineral reserve estimates be based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000 ("CIM 2000"). CIM 2000 also requires separate disclosure of mineral resources and mineral reserves. The Agua Rica resource and reserve estimates were prepared by BHP prior to the implementation of NI 43-101 and the adoption of the CIM 2000, and more current data as to the reserve and resource estimates is not available to the Issuer. BHP's resource and reserve estimates respecting Agua Rica were prepared in accordance with the 1995 Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC 1995"), which was appropriate under the rules in effect at the time these estimates were prepared. If the proven and probable reserves estimates for Agua Rica had been calculated and combined under CIM 2000, there would not be any significant difference between this total and the combined proven and probable reserve figures determined by BHP in accordance with JORC 1995.

Geological Setting

Agua Rica lies to the east of, and is spatially related to, the prominent Farallon Negro Volcanic Complex covering 700 km2 and hosting the producing Alumbrera Mine. At a regional and tectonic scale, this complex sits between the high mountainous plateau of the Puna to the northwest and the basin and range province of Sierras Pampeanas, of which the Sierra de Aconquija is one example. Within the Farallon Complex and its immediate vicinity, several metalliferous occurrences have now been exposed including Alumbrera and Agua Rica, other porphyry types such as Cerro Atajo and Bajo del Durazano, as well as smaller polymetallic and gold/silver vein deposits.

The main unit of the Farallon complex is a series of volcanic breccias with related basalts, basaltic andesites, and dacites, all representing elements of a strato-volcanic complex that has been deeply eroded. Agua Rica lies on the flank of this ancient strato-volcano (8.5 to 5.5 million years before present) and compared to the Alumbrera complex has no major extrusive units present.

The geological setting of Agua Rica and the principal mineralogy/rock types includes:

  meta-sedimentary rocks of the Sierra Aconquija Complex (country rocks);
  locally minor outcrops of granites or granitoid stocks of Ordovician age;
  a series of Tertiary intrusives notably early, weakly-mineralized Melcho intrusives;
  two irregular bodies of feldspar porphyry that form the main host for porphyry copper mineralization;
  various distal porphyries interpreted as late-stage events of no economic significance;
  several types and generations of hydrothermal breccia related to epithermal precious metal mineralization that overprinted the earlier copper-molybdenum stage.

Significant structural deformation and movement has been recorded at Agua Rica, principally related to the prominent fault zone now occupied by the Quebrada Minas creek that is believed to have formed the locus and zone of weakness for intrusion of the porphyry stocks. Low-angle reverse faulting is believed to have contributed to thickening of leached zones particularly on the west of the deposit, while to the east (Trampeadero), north-south faulting has promoted deep leaching at a local scale.

Rapid uplifting, "unroofing", intrusion of breccias, and subsequent erosion is believed to have been the principal factors in the genesis of the varied primary and secondary enriched mineralization at Agua Rica.

Deposit Types

During exploration of the deposit, BHP and the Issuer's geologists identified several different ore types at Agua Rica that were formalised into a classification system for block modelling and resource estimation. In general terms, these ore types fall within three main categories that in turn can be related to the evolutionary history of mineralization on the property, the interpreted geological model, and the style of the mineralization:

Stage 1: early porphyry mineralization associated with the Seca and Trampeadero porphyries: quartz stockwork and disseminations of pyrite, molybdenite, chalcopyrite, and rare bornite and pyrrhotite;

Stage 2: an overprinting epithermal event carrying precious metals and copper sulphosalts and best exemplified in the central Quebrada Minas breccia body that separates the Seca and Trampeadero porphyries, and in the Trampeadero porphyry itself;

Stage 3: supergene enrichment of hypogene copper mineralization forming an extensive blanket of higher copper values, now partially eroded into remnants on both sides of Quebrada Minas.

These three stages and deposit types form the basis for Agua Rica's resource and are found within three principal zones, namely Seca Norte on the east and Trampeadero on the west with Quebrada Minas breccia in the centre, all combining to form an elongated zone measuring approximately 2.75 kms long (east-west) by approximately 2.5 km wide (north-south). The principal characteristics of these three bodies are summarised as follows:

Seca Norte: an enriched porphyry sequence of Cu-Mo-Au, with a core rich in Cu-Mo flanked by a haloe of Mo to the south and west. In area, measures approximately 400 m by 400 m over a vertical interval of approximately 500 m (level 3,400 m to below 2,950 m);

Quebrada Minas: dominated by epithermal sulphides within a funnel-shaped hydrothermal breccia unit that formed the conduit for deep-seated hydrothermal fluids. Outcrops in Quebrada Minas measure approximately 300 m by 300 m between approximately level 3,000 m to approximately 2,500 m;

Trampeadero: forming the eastern third of the deposit, displays both epithermal and porphyry styles of mineralization. Occurs over a vertical interval of 300 m as an elongated unit 500 m east-west by 400 m north-south.

Ore types at Agua Rica have been formalized by BHP and the Issuer into a classification system that reflects both mineralogy and metallurgy. Classifications in the latest, 176-hole geological model are based principally on:

  contaminant elements, principally on the basis of the As-bearing mineral, enargite;
  mineralogy: for example primary and secondary copper minerals mineralogical texture: for example, coarse versus finer-grained covellite;
  alteration: based on variations in clay facies alteration products.

Major "Dirty" Ore Types: occur principally in the Trampeadero and Quebrada Minas zones with dominant mineralogy consisting of covellite, chalcocite, digenite, and enargite with minor sphalerite and galena, and abundant molybdenite locally (for example on the eastern fringe of the zone);

Major "Clean" Ore Types: generally confined to the Seca porphyry unit: covellite, chalcocite, chalcopyrite, and digenite. Locally abundant molybdenite.

These two ore types comprise over 80% of the mineralization at Agua Rica with the balance made up of minor "clean" and "dirty" ore types within the three mineralized zones.

Exploration

Agua Rica has been explored through the sequential and systematic application of exploration programs involving basic mapping and sampling at the earlier stages, through more detailed investigations using ground geophysics and geochemistry, to a drilling campaign of 176 diamond drill holes and underground bulk sampling to confirm grade and provide material for metallurgical testwork.

The principal programs and the relevant results can be summarised as follows:

  Cities Services (1970-1972): geological mapping, alteration studies, rock geochemistry, and diamond drilling with helicopter access aimed at a copper-porphyry target at the lower elevations in the Quebrada Minas and southern flank of the property;
  the Joint Venture: originally involving RAA prior to its acquisition in 1995, this comprehensive exploration involved a 5-year period of geological mapping and rock geochemistry, a regional BLEG survey, an aerial photographic survey, a regional airborne magnetic/radiometric survey, and a total of 176 diamond drill holes completed over the period 1994 through 1998. At an early stage of the Joint Venture, the work programs were based on recognition that Agua Rica offered greater exploration potential than indicated by the early work had indicated, principally the occurrence of blankets of secondary enrichment at the higher elevations of the property on the Seca and Trampeadero sides of Quebrada Minas, and the importance of a later epithermal over-printing event with associated precious metal mineralization. During this period, an extensive network of drill roads was developed to the highest levels of the mineral system.

The 1993-1998 exploration at Agua Rica was completed by BHP as the operator of the Joint Venture, and involved both BHP staff and contractors for specific field programs such as geophysics, drilling, and underground bulk sampling. Hatch believes that these work programs have been carried out to industry standards, and that the information generated provides a reliable database for resource estimation and evaluation of the production potential of the property.

Drilling

Drilling was carried out at Agua Rica between 1992 and 1998 in four campaigns:

1) Cities Services (1972-73): 7,927 m in 38 holes of less than 200 m in length successfully intercepted porphyry-style mineralization; however, owing to poor recovery and the small size of the core (BX and AX), the assay results were not used in the subsequent resource estimates of the Joint Venture;

2)  Joint Venture, Phase 1 (1994/95): 14,802 m in 39 holes to depths of approximately 450 m were completed by the contractor Boytec (Chile) using HXWL and NXWL diamond core;

3)  Joint Venture, Phase 2 (1996): 26,995 m of HXWL and NXWL diamond core completed in 64 vertical and inclined drillholes of up to 700 m by a combination of contractors including Connors, Perfoeste, and Boytec;

4)  Joint Venture, Phase 3 (1997-98): the final phase of diamond drilling on the property totalled approximately 23,000 m for an accumulated total of approximately 65,000 m for the Joint Venture.

In all of the Joint Venture programs, core recovery was typically in the 80-90% range, and all holes were surveyed by down-the-hole instruments. The later phases of the drilling included holes specifically for geotechnical evaluation of the ground conditions for a future open pit operation.

The Phase 2 and 3 programs were designed to drill off the property on 100 m north-south sections across the east-west trend of the mineralization.

Sampling Method and Approach

The Joint Venture's sampling programs have followed the following general methodologies:

  standard 2 m core samples sawn in half at site, with one half being returned to the core box and the other bagged for sample preparation (in later stages, core shipped to Andalgala for preparation);
  logging by qualified geologists recorded an extensive data set of observations and measurements including lithology, alteration mineralogy, sulphide/oxide mineralogy, sulphide percentages, structural features, veining, and iron oxide characteristics;
  geotechnical data collected by qualified technicians included RQD and fracture frequency by 2 m core intervals for use in subsequent geotechnical studies into open pit and underground mining;
  all core was routinely photographed before geological and geotechnical logging took place;
  all data collected through the logging procedures has been computerized.

All sample preparation and assaying was completed by industry standard laboratories such as Bondar Clegg (early programs) and by SGS for the later programs.

The drilling and sampling programs covered the entire extent of known mineralization on the property both laterally and vertically, and provides a reliable basis for understanding the distribution of mineralization and variations with rock type, alteration, etc. In the central core of the deposit (Quebrada Minas), some deep holes to +700 m below surface elevation were stopped before reaching the limits of the mineralization.

Sample Preparation, Analysis and Security

Two different sample preparation protocols have been used at Agua Rica:

  Holes AR-1 to AR-39: at a sample prep facility supervised by Bondar Clegg in Coquimbo, Chile, samples were crushed entire 2 m half-core to approximately 60% passing -8 mesh, with a further step of pulverizing of a 1/8 or 1/16 split to 150 mesh (30g). Assaying completed by Bondar Clegg in La Serena, Chile, using fire assaying for Au an multi-acid digestion for AA assaying of Ag, Cu, Pb, Zn, Mo, and As;

  Holes AR-40 through the end of the drill programs (i.e., the bulk of the drilling programs): core samples crushed under the supervision of the company SGS to produce a sub-sample at 150 mesh (30g). Sample preparation in Mendoza, Argentina, with assaying by SGS, Santiago, Chile, using fire assaying for Au (50g) aqua regia digestion for AA analysis of Ag, Cu, Mo, Pb, Zn, As, Sb, and Fe.

In addition to assaying for contained metal values, density determinations are available for over 2,000 core samples collected from the drill programs. This data was collected from dried whole-core using the caliper method, and classified by lithology and mineralogy. In general, density increases with increasing Fe, Cu, Zn, and Pb content reflecting the sulphide content. For block modeling and resource estimation, a density value was calculated for each rock type from this base data.

Approximately 5% of the drill samples were randomly selected for check assaying at independent laboratories, as follows:

  early drilling (AR-1 through AR-39)
  primary laboratory: Bondar-Clegg, La Serena, Chile
  check laboratories: Chemex (Toronto) and Acme (Vancouver)
  later drilling (after AR-40)
  primary lab: SGS, Santiago, Chile
  check labs: Bondar-Clegg (Chile), Chemex (Toronto), and Acme (Vancouver)

BHP's standards program consisted of selecting pulps with less than a 10% relative difference from the four check laboratories, and inserting these pulps in the sample stream as their standards.

The results from these QA/QC procedures are discussed below.

Data Verification

Results of QA/QC Programs

In early 1998, Mineral Resources Development, Inc. ("MRDI") was contracted by BHP to audit the sample and assaying QA/QC procedures employed by the Joint Venture during its drilling programs at Agua Rica. This audit arose from statistical evaluation of the check assay results in 1997 indicating a relative low bias of 6% in copper assays from the primary SGS, Santiago laboratory compared to the check assay results at Chemex and Acme (using median values):

Average of Copper Results for 1,245 samples (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean	3,485	3,350	3,676	3,628	3,564
Mean-Median/Median	2.2%	6.0%	3.1%	1.8%

(Source: MRDI, January 1998)

Good agreement between assays for both Au and Mo were noted by MRDI during its audit. With respect to the copper bias, MRDI concluded in its report of January 1998:

"...MRDI found BHP's practices meet or exceed those found in the mining industry, excepting that the recently instituted check assaying program indicated a low bias exists in copper assays performed by SGS, Santiago; the relative difference compared to check assay results is estimated to be 6 relative percent. While the bias is conservative, inasmuch as copper is under-estimated, differences greater than 5 relative percent may effect mine planning, reserve estimation, and net present value; at a minimum, selective re-assaying is warranted."

However the statistical analysis of the check assay results by Cu grade also showed that the greatest inter-laboratory differences occurred at low copper grades of less than 0.05% Cu, and hence would not have a significant impact on resource calculations. Nevertheless, an additional check assaying program was undertaken by BHP in 1998, selecting those samples that had returned significant (+/-20%) differences between the primary and the three original check laboratories for shipment and assaying at Chemex Laboratories in Vancouver. This involved some 1,700 samples and replacement of the re-assayed Chemex assays in the Agua Rica assay database used for the 176-hole resource model (the latest and most up-to-date resource for the property). Comparisons of these Chemex results versus three independent check labs were as follows:

Average of Copper Results from re-assay program (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean	4,693	4,571	4,812	4,804	4,720

(Source: BHP memorandum, June 1998)

An additional, more detailed audit of the check assaying procedures at Agua Rica was completed in mid-1999 by Pincock, Allen & Holt ("PAH"). In their report, PAH concluded that the check error rates were within industry standards, that the amount of cross-lab checking was "good" to "excellent", and that the assay database was suitable for a feasibility-level study.

Hatch concludes that any bias in copper assaying was adequately addressed through the 1998 re-assay program, and that therefore the database used for the latest 176-hole geological and resource model is sufficiently reliable within industry standards of resource reporting.

Bulk Sampling Program, 1998

In late 1998, two underground adits with a combined length of 350 m were driven for the purposes of collecting metallurgical samples of different ore types and for grade confirmation. The two adits, one at Trampeadero side (250 m) and the other at Seca (100 m), were driven by the contractor Redpath Mas Errazuriz over a period of 58 days during which four bulk samples were collected and shipped to the Mintek metallurgical plant in Johannesburg, South Africa.

Since the adits were driven horizontally along two pilot drillholes, a detailed comparison of the original assay results could be made against wall and face channel samples and muck samples, all of which were taken on a round-by-round basis. Average comparisons of the drillhole values ("DDH") versus the bulk sampling face channels taken round by round ("Faces") provide additional support for the reliability of the drill data used for resource estimation:

		Cu %	Mo %	Au g/t	Ag g/t	Length (m)
SECA	DDH	0.53	0.022	0.41	0.88	100
	Face	0.53	0.024	0.37	1.30
TRAMPEADERO	DDH	0.95	0.094	0.15	6.01	250
	Face	1.10	0.090	0.203	9.24

Adjacent Properties

Approximately 20 kms to the west of Agua Rica, the Joint Venture holds an interest in a central portion of the Cerro Atajo copper property which forms a prominent gossan zone on the southwest facing slopes of the Aconquija range of mountains. During the 1990s, the Joint Venture explored and sampled an area of 15 km2 around Cerro Atajo identifying a 1100 m by 600 m zone of vuggy silica, alunite, quartz and clay alteration centred over a swarm of dacite porphyry dykes with a peripheral zone of less intense alteration. Although no fresh sulphides can be seen at surface, mineralization reported from drilling by Placer Ltd in the 1970s records occurrences of pyrite, chalcopyrite, tetrahedrite, and chalcocite. Copper oxides are common at surface within the propyllitically altered volcanics at their contact with quartz-sericite altered vein zones. A total of 456 rock chip samples were collected by the Joint Venture and returned elevated values in the central quartz-alunite zone in Au (20-76 ppb), Pb (150-1000 ppm), and Mo (10-21 ppm). The Joint Venture concluded from its field work that the alteration and geochemical zoning at Cerro Atajo suggests the presence of a large porphyry stock at depth, and possibly porphyry-style mineralization.

The Alumbrera Mine is approximately 34 kms to the west of Agua Rica. The Alumbrera Mine is operated by MAA, a joint venture between MIM Holding Limited ("MIM") of Australia (50%), BHP Billiton (25%), and Wheaton (25%), with MIM acting as manager of the mine. Since the date of the Report, the Issuer and Wheaton have acquired the Billiton BHP interest. See "Alumbrera Acquisition".

Alumbrera was originally discovered, explored, and studied by various parties in the 1960s and 1970s, but it was not until the 1990s that the property reached the production stage after MIM acquired the Canadian company Musto International who had completed a final program of drilling at the site. Following a construction period of approximately 3 years and expenditures of US$1.3 billion (a 32% over-run), the mine went into production at a rate of 80,000 tpd in early 1998. For the year to June 2002, the operation mined and processed 29.5 mt of ore grading 0.74% Cu and 1.04 Au g/t.

Alumbrera lies in the same general geological setting as Agua Rica but closer to the center of the regional Farallon Negro volcanic complex. It is a typical copper porphyry deposit with 2002 Proved and Probable open pit reserves stated by MIM at 372 mt at 0.53% Cu and 0.61 Au g/t.

Mineral Processing & Metallurgical Testing

Introduction

The mineral processing program for the Agua Rica ore body was conducted in three phases to identify the mineralogy and metallurgy of the ore to provide data for engineering studies.

The initial scoping type testwork was conducted as Phase 1 in 1997 at BHP's Center for Minerals Technology and led to a flowsheet design and a feasibility study. The testwork investigated the mineralogy of the ore and its mineral processing characteristics, particularly with regards to its amenability to grinding, flotation, liquid-solid separation and dewatering.

This work was followed by more detailed Phases 2 and 3 test programs in 1999 whereby the operating parameters were confirmed and optimized. The programs further investigated the ore mineralogy and concentrate recovery through batch, locked-cycle and pilot plant grinding and flotation. The test campaigns identified the processing parameters required in each unit operation for a technically viable operation to produce marketable concentrates. These programs were completed by the major facilities, Mintek and Lakefield Research, who are recognized specialists in the mineral processing industry.

Mineralogy

The Agua Rica ore occurs in the Quebrada Minas, Quebrada Seca Norte and Trampeadero regions. During Phase 1, the major copper minerals were identified to be chalcocite, covellite, digenite, chalcopyrite and bornite. The occurrences of mineral combinations depends on the region of deposit. For example, fine chalcocite-covellite-digenite occurs in Quebrada Seca Norte and Trampeadero regions, while coarse covellite occurs in Quebrada Minas region.

In Phase 2, the geology of the ore body was redefined. As a result, the ore was classified into six types or composites for metallurgical testing. These represent 80% of the deposit according to the major copper mineralogy and contained minor elements, such as lead, zinc, arsenic and sulphur, that affect concentrate grades. Metallurgical testing was conducted on drill core rejects to determine the set of processing conditions that will produce acceptable concentrate grades from the range of ores.

Grinding

In the initial 1997 Phase 1 study, Bond Ball and Rod Mill Work Indices and Minnovex SAG Power Indices were examined to estimate the milling characteristics and power requirements. This was investigated further and confirmed in Phases 2 and 3 on more representative composites of the ore.

Generally, the ore is softer than typical porphyry copper ores and covers a range of hardness which may be due to the clay content. The average Ball Mill Work Index of 12 kWh/t was used in the engineering study.

Flotation

The Phase 1 scoping work in 1997 evaluated grind and reagent scheme against rougher flotation performance in terms of kinetics, residence time, and copper recovery. It was established that the optimum grind was 80% passing 150 microns. The conditions identified produced a copper rougher recovery of 89.5%. Preliminary tests on molybdenum and gold recoveries were below expectations.

Phase 2 built on Phase 1 work by conducting locked cycle testwork which gave improved recoveries for copper by 5% and molybdenum by 10% using revised reagent schemes and a regrinding circuit.

For Phase 3, pilot plant campaigns, based on the conditions determined in Phase 2 locked cycle tests, were run on two samples representing the feed ore for the first 5 years of operation to explore several possible flowsheet modifications and confirm the reagent schemes developed in Phase 2. The results were an improvement over Phase 2 and showed that approximately 90% of the copper could be recovered in a concentrate at 45% Cu grade. These are higher than the design criteria of 86% recovery and 30% Cu grade used in the 1997 initial feasibility study.

Pilot plant tests showed that a separate marketable molybdenum concentrate could potentially be produced. The pilot plant yielded an overall molybdenum recovery of 52% to a concentrate grading 55% Mo. Compared with the 1997 design criteria, the grade was improved by 5% at the expense of recovery which decreased from 65%. A marketable concentrate requires a minimum grade of 50% Mo.

Gold recovery to final copper concentrate was low at 55% to 59% and was attributed to its occurrence with pyrite which was rejected to tailings.

A significant change in Phase 3 was the elimination of cyanide addition for pyrite depression. Proper and consistent pH control rather than cyanide was found to be effective for pyrite separation from copper.

The pilot plant work also raised a concern on potential high bismuth and fluorine contamination of the concentrate. This was not observed in the earlier work phases.

Thickening and Filtration

Thickening and filtration tests were conducted by vendors on concentrate and tailings generated in Phase 3 pilot plant operation. The concentrate slurry had a stable froth which presented difficulties to settling. Tailings could be settled with moderate amounts of flocculant. Pressure filtration was more effective than ceramic disc filtration on the concentrate.

Recommendations

The pilot plant campaigns demonstrated a possible flowsheet for the recovery of copper and molybdenum concentrates. Further optimization work was recommended particularly to improve molybdenite recovery and gold recovery by separation from pyrite.

Mineral Resource & Reserve Estimates

Resource Estimates

The principal resource estimates generated by the Joint Venture over the period 1994 through 1998 and 1999 have been:

  February 1997: a "103-hole block model" used for the "Initial Feasibility Study" or "1997 IFS" (Inverse Distance Squared method, or ID2);
  January 1998: a "150-hole model" (an updated version of the 103-hole model, also estimated by ID2 and Ordinary Kriging);
  March 1999: based on all 176 holes drilled on the property and a revised classification of ore types described earlier in this report, a kriged block model was generated and used as the basis for an updated Initial Feasibility Study completed in July 1999 (the "176-hole model"). This kriged model was a joint effort between BHP and the Issuer and a geostatistical specialist, Isaaks & Company.

All of the resource estimation procedures applied in the generation of the block models since 1997 followed consistent, industry-standard methodologies and incorporated substantial geological inputs for zone interpretation, and modelling of the various ore types identified on the property.

The following table summarises the 150-hole resource model for Agua Rica:

Agua Rica Resource Estimates, March 1999 (150-Hole Model)

MEASURED RESOURCE						INDICATED RESOURCE
Cut-off %CU	Mt	Cu %	Mo %	Au g/t	Ag g/t	Cut-off %CU	Mt	Ct %	Mo %	Au g/t	Ag g/t
0.20	898	0.51	0.032	0.21	1.7	0.20	431	0.37	0.031	0.16	3.1
0.40	522	0.67	0.036	0.25	2.4	0.40	156	0.52	0.038	0.21	3.5
0.70	154	1.00	0.036	0.32	3.1	0.7	11	0.83	0.039	0.32	4.1

INFERRED RESOURCE						MEASURED + INDICATED
Cut-off % CU	Mt	Cu %	Mo %	Au g/t	Ag g/t	Cut-off % CU	Mt	Ct %	Mo %	Au g/t	Ag g/t
0.20	385	0.32	0.031	0.11	2.5	0.20	1,329	0.46	0.032	0.14	2.2
0.40	72	0.49	0.044	0.15	2.4	0.40	678	0.64	0.037	0.24	2.7
0.70	2	0.80	0.032	0.35	3.0	0.7	165	0.99	0.036	0.32	3.2

(Source: Joint Venture)

Mineral Reserves

On the basis of the 150-hole resource model, pit optimization studies were completed using the Meds System Lerchs-Grossman method (the "Dipper" and "Stripper" modules of Meds). The principal input parameters to the pit optimization studies were as follows:

Input Parameters

Input Item, 1998	Unit	Value
Prices Copper Gold Silver Molybdenum	US$/lb US$/oz US$/oz US$/lb	US$0.95 US$350 US$4.50 US$3.50
Mill Production Rate	Tpd	68,000
Metallurgical Recoveries Copper Gold Silver Molybdenum	All %	85 46 60 70
Internal Cut Off Grade (years 1-12)	Cu	0.40%
Operating Costs: Mining, Fixed Incremental mining cost by bench Process G&A Concentrate Transportation TCRCs Royalties	US$/t moved US$/t moved US$/t milled US$/t milled US$/t con US$/lb metal %	US$0.65 US$0.01 US$3.00 US$0.90 US$47 US$0.24/lb Cu US$6/oz Au US$0.45/oz Ag 3%
Pit Slopes, 3 sectors: Bench Height Face Angle Catch Berms, every 180 m Haul Road Benching Minimum pushback width	m degree m m double m	15 60 30 m 36 30 m 75 m
Dilution & Loss:	Included in 15 m bench composites

In generating the optimum pit shells, only the Measured and Indicated resource blocks were allowed to generate revenue, the Inferred blocks being assigned as waste with zero values. Furthermore, no block less than 0.40% Cu was allowed to generate revenue in the net value calculations of the optimization routines (i.e., the external cutoff grade). In order to speed up the optimization procedure, the 25 m by 25 m by 15 m resource model blocks were re-blocked to 50 m by 50 m by 15 m.

Optimization of the pit was based on net value calculations to take into account the multiple elements present in the deposit and a block-by-block calculation of total payable value from all the elements, less operating costs, including treatment and smelting costs, provided that the block had at least 0.40% Cu. The Lerchs-Grossman routine calculates the maximum profit pit incorporating the Net Values for all blocks in the model. Waste blocks generate negative dollar value equivalent to the mining costs multiplied by block tonnage. Through an iterative process, a maximum, undiscounted net dollar value is obtained.

Within the ultimate pit design, improved economic results were evaluated by applying varying copper prices from US$0.70 per lb to US$0.90 per lb to produce a series of pit phases. After mine planning to allow for haul roads by phase and by bench, the following combined Proven and Probable Mineral Reserves were obtained:

Agua Rica Proven & Probable Reserves, 68k Case (0.40% Cu Cutoff Grade) 1998

	Proven & Probable					Waste Mt	W/O
	Mt	Cu %	Mo %	Au g/t	Ag g/t
TOTALS	516.6	0.64	0.033	0.27	4.1	1,109	2.15

Source: Joint Venture 68k Production Report, 1998

In the mine planning and scheduling of these reserves, lower grade material below the 0.40% Cu internal cutoff was stockpiled and retrieved during the latter years of the 22-year mine life.

Additional Information for Development Properties

Open Pit Mining

The basis of the Joint Venture's open pit mining plan was a large-scale truck-and-shovel operation operating at 68,000 tpd over 350 days per year on two shifts. An initial access and development fleet of 218t trucks and hydraulic shovels was scheduled for the initial two years of pre-production to remove approximately 30 mt to expose the Seca and Trampeadero deposits. Once in production, high material movements averaging over 350,000 tpd (ore and waste) in the first 10 years of the operation would be met through a combination of large rope shovels, hydraulic shovels, and a 20-24 unit fleet of 218t trucks An auxiliary fleet of tracked and wheel dozers and other support equipment was also included in the Joint Venture's mine plan. Haul truck cycles were derived for all pit benches by mining phase and input to the Meds System scheduling module.

Underground Mining Alternatives

In the late 1990s, the Joint Venture carried out a study into an underground Block Caving approach to the Agua Rica deposit. The method is capable of high rates of production and relies principally on natural gravity for both fragmentation of the caving ore, and for materials handling of the broken ore as it passes vertically down through a series of raises to a central haulage system. The method has been extensively applied for many years in the Chilean porphyry copper deposits, either as a traditional "grizzly" method or the more modern "zanja y calle" methods using LHD equipment.

Unlike many block cave situations that are accessed via vertical shaft systems for both ore handling and services, the higher grade zones at Seca and Trampeadero can easily be targeted and accessed from the sides of the Quebrada Minas valley thus avoiding a costly and lengthy development period prior to start-up. Other advantages of a block caving approach would be:

  the method does not require handling of ARD waste disposal on surface;
  rapid access and reduced start-up time compared to open pit approach;
  significant savings in capital costs compared to open pit mining;
  since the ore zones can be accessed from adits, no vertical hoisting of material would be required, and an efficient ventilation system would be possible.

Through a geotechnical consulting firm in Santiago, Chile (Ingeroc Ltda.), the caving parameters were established from an analysis of the RQD and Rock Mass Ratings of the Agua Rica ground from which it was concluded that block caving is geotechnically feasible, and that a drawpoint spacing of between 9 m by 9 m for Seca and 10 m by 12 m for Trampeadero would produce optimum caving conditions.

Using the Block Caving modules of Meds System, a Single Lift and Double Lift option were evaluated using the following input parameters:

Input Parameters

Input Item		Unit	Value
Prices Copper Gold Silver Molybdenum		US$/lb US$/oz US$/oz US$/lb	US$0.90 US$350 US$5.00 US$4.00
Mill Production Rate		Tpd	50,000
Cutoff Grade		%	0.40%
Metallurgical Recoveries	Copper Gold Silver Molybdenum	all %	85 45 68 48
Operating Costs: Mining Process, G&A Development TCRCs Cu Royalty		US$/t US$/t US$/t US$/lb %	US$3.00 US$4.00 US$0.50 US$0.71 US$0.24 3%

Based on a Two Lift option with a First Lift established at the 3105 m elevation and a Second Lift at the 2,940 m elevation, a Proven & Probable Reserve was derived as follows:

50k Block Cave, Proven & Probable Reserve
Mine Life Years	Mt	Cu %	Mo %	Au g/t	Ag g/t
23	410.7	0.63	0.038	0.26	3.52

Below the 2,940 m elevation, an additional Inferred Resource of 210 mt at 0.54% Cu, 0.037% Mo, 0.27 Au g/t, and 3.3 Ag g/t offers the possibility of extending the block cave to a Third Lift (approximately 10 years of additional production).

Processing

Introduction

A process flowsheet has been developed from the three phases of testwork, particularly the pilot plant campaigns, based on a conventional sulphide concentrator. The plant will include a grinding circuit utilizing SAG and ball milling, flotation and dewatering circuits. Separate copper and molybdenum concentrates will be produced.

Process Description

Based on the 1997 feasibility study, the process plant for the Agua Rica Project will be similar to a typical porphyry copper plant, except for the addition of a molybdenum recovery circuit. The required reagents are standard commercial products which are readily available.

Agua Rica ore will be crushed in a single-stage primary crusher then conveyed to the mill site. The ore will be ground through a SAG mill-Ball mill circuit before feeding the copper flotation circuit.

Ground ore will be fed to copper rougher flotation. The rougher concentrate will be reground then upgraded in three stages of cleaning. Both the rougher and first stage cleaner will operate in open circuit with the combined tailings going to the tailings thickener. The concentrate from the first cleaner will be upgraded in the second and third stage cleaners operating in closed circuit to produce a bulk copper concentrate which will contain molybdenum.

The bulk copper concentrate will be processed in the molybdenum flotation circuit consisting of rougher flotation, a regrind, followed by five stages of cleaning to produce a final copper concentrate and a molybdenum concentrate.

Both the final copper and molybdenum concentrates will be thickened then filtered. The copper and molybdenum concentrates will be filtered in-plant. Copper concentrate will be truck hauled to the

Belgrano railhead at Chumbicha and railed to the port. Molybdenum concentrate will be truck hauled to a regional smelter facility.

Process Equipment

Standard industry proven equipment has been proposed for the plant. Some new technologies, outlined below, have been developed since the 1997 feasibility study and should be evaluated for possible enhancement of the metallurgical performance.

There have been improvements to flotation cell design, such as the Jameson cell and column cell, for increased recovery through flotation of fine mineral particles. These might be applicable to Agua Rica to minimize losses of fine copper minerals to tailings as observed in the testwork.

Deaerators, such as the Outokumpu FrothBusters, are available to disengage air from the concentrate slurry prior to settling. These might overcome the settling difficulties observed in the pilot plant work to improve settling and overflow clarity. This has the potential of reducing the thickener capacity. In addition, various thickener designs such as the high capacity and E-CAT designs should be investigated for possible reduction in capacity requirements and improved overall operation and costs.

Infrastructure

The infrastructure requirements for a standalone concentrator for the Agua Rica Project as described in the 1997 IFS document include the following facilities:

  Minesite and plantsite access roads from Andalgala, approximately 28 km long. The area terrain is very rugged and there are opportunities to optimize the routing, particularly using the Potrero valley.
  A 20 km long overland conveyor system to transport ore from the minesite to the plantsite, including a 4 km long tunnel and a conveyor routing tracking the access road. The conveyor is regenerative.
  Tailings dam located at La Isla on the valley floor and approximately 28km south of the plantsite, with reclaim water system.
  Power supply provided by a local utility company, tapped off from an existing 132kV transmission line feeding Andalgala.
  Fresh water supply provided by a series of well fields located on the valley floor, south of the plantsite. These have still to be confirmed.
  On site maintenance/warehouse, truckshop, administration and laboratory buildings, fuel storage and distribution, water distribution and fire protection and sewage treatment facilities.
  Concentrate filter plant including storage tanks, pressure filters, clarifiers and truck weigh scale.

  Upgrade to existing port facilities, including railcar unloading station, concentrate storage and reclaim facilities to tie into existing ship loading equipment.

No camp accommodation is provided, as personnel will be bussed to the plant and mine site from Andalgala.

Financial Analysis

In completing this report, Hatch examined several studies completed by the Joint Venture. The 1997 IFS completed by the Joint Venture was based on open pit options of 60,000 tpd and 120,000 tpd feeding concentrators at two alternative locations. In 1999, this study was reviewed by Minproc who suggested a number of improvements to reduce capital costs. Around the same time, a scoping level study into an alternative underground mining scheme (the block cave) was completed in 1998. Also in 1999, BHP evaluated a 68,000 tpd open pit option with an alternative plant site. Bechtel then completed a scoping level study of an overland conveyor system for the revised Agua Rica plant site location. In the period from December 2001 to June 2002, the Argentine peso underwent rapid devaluation, which has had a significant effect in reducing local costs (ie, in pesos).

For the financials in its report, Hatch examined a standalone case of an open pit and concentrator combination processing 68,000 tpd of ore (the 68k Case). Cost inputs for this financial evaluation have been taken from information developed in the earlier Joint Venture studies, adjusted and updated for current cost and exchange conditions in Argentina.

Capital and Operating Cost Estimates

Capital and operating cost estimates for the updated Hatch 68k Case have been developed as follows:

  1997 IFS estimates form the basis of the cost inputs, with unit rates updated for current Argentine construction and operating labour, concrete and steel erection;
  Overland conveyor capital costs have been taken from the 1999 Bechtel study. The overland conveyor routing from the mine site to the plant site was determined from 10 m contour maps of the site, with estimates, not supported by geotechnical investigations, for the relative amounts of rock deemed rippable and that requiring blasting. Tunneling costs were based on typical rates for the region;
  Costs for the on site buildings have been updated using recent actual constructed costs for similar size facilities for a project in Peru that Hatch is involved with currently;
  Costs for consumables have been updated using consumption rates reported for the pilot plant testwork and recent budgetary costs;
  Costs for seafreight have been based on current published data for the Alumbrera operation. Unit rates for power, road and rail transportation have not changed.
  Mining costs for the 68k open pit operation have been based on the current published unit rates for Alumbrera.
  An operating cost factor of 0.89 was applied to the total operating cost estimates to account for lower cost components. This was based on recent published data for Alumbrera where actual costs for 2002 were 11% lower than planned, an experience considered appropriate for this 68k case at Agua Rica.

The capital and operating cost estimates for the 1997 IFS 60,000 tpd and 120,000 tpd concentrator, the 1999 BHP updated 68,000 tpd concentrator, and the updated Hatch case are summarized on the following page (some original BHP estimates for the 120k case not available and shown for reference only):

Capital Cost Estimates for Production Alternatives (Millions US$)

Capital Cost Estimate	Units	Standalone concentrator	Standalone concentrator	Standalone concentrator	Standalone concentrator
		IFS 60k BHP	IFS 120k BHP	68k BHP	68k Hatch
Plantsite, roads	US$M	18.4		40.4	45.9
Mine access road	US$M	Incl		23.3	9.6
Crushing	US$M	12.9		Incl	7.8
Overland conveyors, tunnels	US$M	131.5		57.4	41.5
Concentrator	US$M	123.6		103.9	114.0
Power supply, distribn	US$M	18.7		22.9	17.1
Ancillary buildings	US$M	14.2		Incl	14.1
Tailings impoundment	US$M	30.4		5.3	5.5
Water supply, distribn	US$M	47.3		60.6	12.0
Mobile equipment, water treatment plant	US$M	2.3		Incl	5.6
Port site	US$M	10.0		10.0	8.8
Mine equipment	US$M	112.6		116.7	100.3
Mine preproduction	US$M	20.8		approximately 13.0	43.8
Total direct costs	US$M	542.6		449.8	441.5
Indirect costs	US$M	219.0		160.9	103.9
Contingency	US$M	119.2		95.9	76.5
Owners costs	US$M	33.7		32.9	20.2
Total expansion cost	US$M	-	378.5	-	-
Total capital costs	US$M	914.5	1293.0	743.2	625.6

Operating Cost Estimates
(Million US$)

Mining	US$/t moved	0.58	0.48	0.57	0.71
Strip ratio		2.35	1.80	2.27	2.48
Mining	US$/t ore	1.95	1.35	1.86	2.34
Process	US$/t ore	3.41	3.08	2.99	2.93
General and administration	US$/t ore	0.64	0.37	0.59	0.56
Total mine site	US$/t ore	6.00	4.80	5.44	5.83
Transport, marketing	US$/t ore	0.63	0.55	Incl	0.30
Ocean freight	US$/t ore	0.45	0.38	1.16	0.45
Total operating cost	US$/t ore	7.08	5.74	6.60	6.58
Adjusted Operating Cost/ t Ore					5.86

Taxes and Fiscal Regime

The fiscal regime and conditions presented in the 1997 IFS are still valid. After the devaluation of the Argentine peso in January 2002, the Senate introduced a resolution supporting the continuance of a "Fiscal Stability Regime".

The key taxation criteria incorporated into the preliminary cash flow model are as follows:

  Income tax rate of 33%
  No import taxes or duties on capital goods, equipment or spares
  100% depreciation of capital assets allowed over three year period. Straight line depreciation was utilized in the model.

SAN JORGE PROJECT

The Issuer holds an indirect 85% interest in the San Jorge Project, a copper/gold property near Mendoza, Argentina. Argentina Mineral Development ("AMD") holds a 15% interest, redeemable in exchange for a net smelter returns royalty subject to certain conditions. The San Jorge Project is not a material property of the Issuer.

The San Jorge Project is located approximately 90 kms northwest of Mendoza, Argentina and 250 kms northeast of Santiago, Chile. The project consists of seven mining concessions (covering about 5.5 km2) and 35 mineral claims (covering about 102 km2). The purchase price for the seven concessions was US$4.015 million. During 2000, the Issuer expended $414,000 in exploration and development expenses on the San Jorge Project (compared to $1.7 million in 1999). In the fiscal year ended December 31, 2000, the Issuer wrote down the San Jorge Project by $22.027 million due to continuing low metal prices. The Issuer has entered into an agreement with an arm's length TSX Venture listed company for the sale of the shares of Minera San Jorge S.A. which holds the Issuer's interest in the San Jorge Project for consideration consisting of cash and shares equal in value to US$300,000. The agreement is subject to a number of conditions, including regulatory approval.

The information of a scientific and technical nature on the San Jorge Project provided herein was prepared under the supervision of Dean MacDonald, PhD. P. Geo., a "qualified person" under National Instrument 43-101.

Location and Access

The San Jorge property is located approximately 90 kms northwest of the city of Mendoza in Mendoza Province, Argentina and 250 kms northeast of Santiago, Chile. The property is accessed from the paved Mendoza-Santiago highway to the town of Uspallata and then 40 kms north on a good gravel highway along the Uspallata valley. The property is at an elevation of 2,500 m and the deposit occurs as a small hill surrounded by flat alluvium plains.

History

Several test pits were dug at San Jorge in the 1960s to investigate outcropping copper-oxide mineralization and, in 1964, Compania Minera Aguilar ("Aguilar") optioned the property. Over the next four years, Aguilar completed approximately 950 m of trenching, 111 kms of induced polarization geophysical surveys ("IP") and 32 drill holes for 4,894.5 m of core. Exploraciones Falconbridge Argentinos ("Falconbridge") optioned the property in 1973 and drilled six holes for 1,126 m. Falconbridge also sent samples for metallurgical testing.

The property was optioned to RAA in 1992 and, between 1993 and 1995, 45 reverse circulation holes for a total of 5,518 m and two core holes totalling 165 m were drilled. In 1994, metallurgical testing of oxide mineralization from various cutting samples and of an enriched zone was conducted. From 1994 to 1996, 43 reverse circulation holes were drilled for 3,942 m and eight lines totalling 17.6 kms of IP were surveyed over and beyond the mineralized outcrop. The property was purchased in 1995 by GMA Holdings S.A. ("GMA"), an indirect subsidiary of the Issuer. Between September 1995 and February 1996, a 5,746 m drill program was conducted on the property. From this drilling, samples were taken for metallurgical testing.

In March 1999, GMA and AMD, an associate of Climax Mining of Australia, entered into an agreement pursuant to which both companies agreed to contribute their property holdings and mining rights in San Jorge and the surrounding area to a newly formed holding company, Minera San Jorge S.A., of which GMA would own 85% and AMD would own 15%. AMD's 15% interest is redeemable in exchange for a 2% net smelter return royalty on the mine developed if the newly formed holding company produced a feasibility study within three years, obtained financing within another year and committed to construction of a mine within another six months. If AMD's interest were redeemed, GMA would own through Minera San Jorge S.A. 100% of the Minera San Jorge project.

Geology and Mineralization

San Jorge mineralization consists of a porphyry copper-gold deposit. Mineralization at San Jorge trends northeast and occurs in four approximately horizontal but irregular layers, from top to bottom as follows:

Leached:    A leached cap with copper grades averaging 0.15% copper or less, primarily as green and black copper oxides that should be amenable to dump leaching.

Oxide:    Best developed along the western contact of the granite porphyry with the clastics containing malachite, chrysocolla, tenorite and pitch limonite with grades averaging approximately 0.5% copper and 0.25 Au g/t at a 0.1% copper cut-off.

Enriched:    Associated with areas of intense faulting and repetitive water recharge, and occurs as sooty and steely chalcocite, covellite, digenite and subordinate chalcopyrite averaging approximately 0.7% copper and 0.20 Au g/t at a 0.1% copper cut-off.

Primary:     Three high-grade areas have been defined in clastics sedimentary units. Good copper grades in both sedimentary and intrusive rocks have been detected to a depth of 495 m below surface. Copper occurs dominantly as chalcopyrite with very minor bornite. At a 0.4% copper cut-off, the primary mineralization has an average grade of 0.5% copper and 0.2 Au g/t.

Gold occurs in native form and uniformly grades 0.2 Au g/t throughout the copper deposit. Silver distribution is approximately proportional to copper grade and averages 3.5 Ag g/t overall.

Exploration

Drilling by GMA and AMD has encountered indications of additional copper mineralization to the northeast, east and southeast of the main San Jorge deposit in a similar geologic setting to the main San Jorge deposit. Areas to the east and southeast of San Jorge, within the expanded property area, contain large IP chargeability anomalies that coincide with anomalous copper-bearing, intercepts in the core of a reconnaissance drill hole, indicating potential for satellite copper systems similar to the San Jorge deposit.

MANTUA PROJECT

The Issuer holds an indirect undivided 50% interest in the gold/copper Mantua Project in Cuba. Geominera S.A. ("Geominera"), a Cuban company formed by the Cuban Ministry of Basic Industry for the purpose of holding mineral rights and entering into agreements with foreigners for the development of such mineral rights, holds the remaining 50% interest in the project.

The Issuer acquired all of the outstanding shares of Minera Mantua Inc. ("MMI") from a group of vendors, including Miramar, in 1995. When it acquired MMI, through Minera Cobre S.A., the Issuer had a 50% working interest in the Mantua Project.

The 50% working interest in the Mantua Project was acquired pursuant to an agreement with Geominera dated August 13, 1993 (the "Cobre Association Agreement"). The Cobre Association Agreement and the related articles of incorporation are the constating documents of Cobre Mantua S.A. ("Comantua"), a Cuban joint enterprise corporation, the shares of which are allocated on a 50/50 basis between Geominera and the Issuer's indirect subsidiary, Minera Cobre S.A.

Geominera's contribution to the joint enterprise was the exclusive right to explore, develop, mine and exploit the Mantua Project, and all previous studies and investigations relating to the Mantua Project. The Issuer's contribution included a feasibility study on the Mantua Project prepared in 1993 and an initial cash contribution of US$20,000. Profits of the joint enterprise are to be distributed 50% to Minera Cobre S.A., the Issuer's subsidiary, and 50% to Geominera. Pursuant to the Cobre Association Agreement, the Issuer was required to negotiate and obtain all financing necessary for the commercial development of the Mantua Project by June 30, 1995. Geominera subsequently agreed to waive the June 30, 1995 date, provided that Minera Cobre S.A. obtained financing to develop the

Mantua Project. In September, 2003, the Issuer was advised by Geominera that the Office of Mineral Resources of Cuba has issued a request for a proposal for re-commencement of work on the property. The Issuer is currently in discussions with Newport respecting the status of financing for the required work program.

Under the Cobre Association Agreement, Comantua is entitled to the total net income (after satisfaction of all current obligations in respect of third party financing) of the Mantua Project during the first two years of operations of any mine, in repayment of advances made by it to the joint enterprise. If any advances remain outstanding at the end of that two-year period, Comantua will continue to be entitled to no less than 75% of the net income of the Mantua Project until all such advances are repaid. All major decisions of Comantua require the approval of the representatives of each of Geominera and the Issuer; however, all ordinary operating decisions are made by the operations manager who is appointed by the Issuer for a specified period of time.

Efforts continued in 2002 to arrange financing for a bankable feasibility study for the copper mining phase of the Mantua Project. The Issuer's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing. In August 2001, the Issuer optioned its interest in the project to Barytex, an arm's length third party, which assumed the carrying costs of the project and committed to raising adequate financing and to complete a bankable feasibility study on the project within 18 months. In April 2002, Barytex announced that it was unable to secure the necessary financing to complete the feasibility study on suitable terms and terminated the option. A portion of the unpaid carrying costs previously assumed by Barytex was settled by the optionee through the issuance of common shares in the capital of Barytex to the Issuer. In September 2002, the Issuer granted an option on its interest in the Mantua Project to Newport pursuant to which Newport assumed the carrying costs of the project and issued 400,000 common shares to the Issuer at a deemed price of $0.26 per share. Pursuant to the terms of the Royalty and Proceeds Interest, Miramar received 200,000 of these shares.

To maintain the option:

(a)    Newport is required to assume and pay the carrying costs relating to the Mantua Project up to a maximum of US$20,000 per month. The carrying costs have been invoiced at monthly intervals, but payment has not yet been received by the Issuer; and

(b)    Newport is required to complete a program of sampling for metallurgical test work by December 9, 2003, in order to complete a bankable feasibility study, to a maximum cost of US$750,000.

Notwithstanding that the monthly US $20,000 payment is now approximately US $260,000 in arrears, the Issuer has not terminated the option agreement and has been making the payments required to keep the Mantua Property in good standing. If the Issuer secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer. The Mantua Project is subject to approximately US$28 million in subordinated debt owed to the Issuer and the 2.5% net smelter returns and proceeds royalty in favour of Miramar. See "General Description of the Business - Three Year History". Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Issuer by Geominera. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving the Issuer with the remaining US$14 million of the subordinated debt. Upon full exercise of the option of the shares in the Mantua Project, Newport agrees to assume the Issuer's obligations under the Royalty and Proceeds Interest in respect of the Mantua Project.

The information of a scientific and technical nature on the Mantua Project was prepared under the supervision of Callum Grant, P. Eng of Hatch, a qualified person as defined in National Instrument 43-101.

Property Description, Location and Access

The Mantua Project property contains a secondarily enriched copper deposit. It is located in Pinar del Rio Province, western Cuba, 240 kms from Havana. The property consists of an 8 km2 production concession and an adjoining 11.2 km2 area of interest. The site is reached via a four-lane highway from Havana to Pinar Del Rio, which is 65 kms east of Mantua. A paved secondary road then links with the site.

History and Exploration

In the early 1960s, workers from the Instituto de Recursos Minerales, a Cuban government agency, explored the Mantua copper deposit. In 1964, copper mineralization was discovered beneath an iron rich gossanous cap by an exploration program, including drilling, supervised by Soviet geologists. In 1992, Marc Rich & Co., a United Kingdom-based investment firm, completed an additional 12 drill holes, geotechnical investigations and metallurgical test work.

In late 1993, the Issuer, through Minera Cobre S.A., commenced detailed investigations, including an additional 13 drill holes, bulk sampling and metallurgical testing. An 11 t metallurgical sample was collected from one of the test shafts for metallurgical testing. A preliminary metallurgical scoping study was completed in the latter part of 1993 on material collected from one drill hole and a metallurgical test program was commenced in February 1994 on material from the 11 t bulk sample.

In the summer of 1994, Minera Cobre S.A. drove a 145 m exploration tunnel to access the ore body, and, in September and October 1994, extracted 600 t of material for pilot scale metallurgical testing. A pilot plant was operated using material extracted from the tunnel. Pilot plant operations were conducted in two phases, in November and December 1994 and from January to March 1995. Results of these operations confirmed the viability of the preferred processing method.

In 1995, Minera Cobre S.A. identified significant gold values in the gossan cap overlying the main copper deposit, as well as payable gold credits in the copper ore itself, and a zone of anomalous gold values parallel to the copper deposit. A program of work to evaluate the potential for an economic gold operation to recover gold values from the gossan cap was commenced in February 1995. A total of 65 drill holes were completed, delineating a zone of potentially commercial gold values over the centre of the copper deposit. Metallurgical testing has demonstrated the amenability of this material to conventional heap leach recovery methods.

In 1996, a regional exploration program was initiated to identify additional gold occurrences in gossans, saprolites and regional shear structures. In excess of six hundred surface samples were taken throughout the region and some minor gold occurrences were identified.

Drilling in 1997 involved two main phases that included nine diamond drill holes for 655 m and eight diamond drill holes for 684.7 m, respectively. Both programs were primarily designed to define the distribution of near surface, gold gossan; however, the second program included two deep holes. Late in the year, a single hole was drilled to collect a metallurgical sample.

Geology and Mineralization

The Mantua copper deposit is a secondary enrichment of copper mineralization produced by the weathering of primary sulphide mineralization of volcanogenic-exhalative origin. Copper has been leached from trace amounts of sulphide copper mineralization (chalcopyrite) and re-deposited beneath a gold-rich gossanous cap.

Primary sulphide mineralization, both massive and disseminated, occurs within a 50 to 100 m thick sequence of inter-layered basic volcanic rocks, shale, siltstones and sandstones. Folding and thrust faulting in the Late Mesozoic was focused between the more competent limestone units causing extensive shearing and brecciation of the volcanic and sedimentary sequence.

The folding of the Mantua and surrounding area rocks is interpreted as a broad syncline and anticline defining an open "S" shape. The eastern limb of the syncline contains the majority of the mineralization defined by drilling. The Mantua copper deposit forms an elongate lens with a northeast to southwest strike, concordant with the enclosing formations. The deposit dips 50 to 70o to the west and has a strike length of 1,300 m.

Unoxidized mineralization is dominated by pyrite, with some chalcopyrite and sphalerite. The leached cap oxide zone is composed of lateritic iron oxides with essentially no copper content. The supergene zone below this leached cap consists mainly of chalcocite, with cuprite, covellite and some native copper. The secondary-enriched copper zone can be divided into three distinct ore types that may be segregated during mining operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Issuer for the fiscal years ended December 31, 2002, 2001 and 2000. The following summary of selected information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Issuer's consolidated financial statements, including the notes thereto, included in the Issuer's prospectus dated July 25, 2003 which can be viewed at www.sedar.com.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The Issuer uses the Canadian dollar as its reporting currency and MAA uses the United States dollar. All financial data presented below is expressed in thousands of dollars, except per share data.

Northern Orion Resources Inc. - Selected Financial Information

	Years ended December 31

	2002	2001	2000
For the period:
Net earnings (loss)	($1,992)	($1,285)	($23,804)
Cash generated by (applied to) operating activities	(2,134)	(1,600)	(669)
Cash generated by (applied to) financing activities	2,446	1,978	2,050
Cash applied to investing activities	(160)	(4)	(1,682)
Weighted average number of Common Shares outstanding (thousands)	150,263	105,835	85,331

Per Common Share:
Basic earnings (loss)	(0.01)	(0.01)	(0.28)
Diluted earnings (loss)	(0.01)	(0.01)	(0.28)

At period end:
Cash and cash equivalents	539	387	13
Total assets	84,217	84,018	83,071
Total liabilities	24,953	32,155	52,623
Shareholders' Equity	59,264	51,863	30,4

The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Issuer's consolidated financial statements, including the notes thereto for the six months ended June 30, 2003 and 2002, and Management's Discussion and Analysis of Results of Operations and Financial Condition included in the Issuer's Second Quarter Report, both of which can be viewed at www.sedar.com. The Alumbrera Acquisition was completed on June 24, 2003 and has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Issuer's share of earnings since the acquisition date. Earnings of Alumbrera have been included in the earnings of the Issuer since June 24, 2003.

	Six Months Ended June 30, 2003 (unaudited)	Six Months Ended June 30, 2002 (unaudited)
Operating results:
Loss for the period	$3,366	$886

Loss per common share:
Basic earnings	0.16	0.08
Diluted earnings	0.16	0.08

	June 30, 2003 (unaudited)	December 31, 2002
Financial position:
Cash and cash equivalents	$13,324	$539
Current assets	13,917	936
Total assets	240,638	84,217
Current liabilities	5,787	428
Total liabilities	80,657	24,953
Shareholders' Equity	159,981	59,264

The following table is a summary of selected quarterly financial information (unaudited) concerning the Issuer for each of the eight quarters indicated below. All figures are expressed in thousands of dollars, except per share amounts.

	Dec. 31		Sep. 30		June 30		Mar. 31
	2002	2001	2002	2001	2002	2001	2002	2001
Revenue	20	12	--	328	(2)	2	3	20
Expenses	433	603	693	287	416	415	471	342
Loss	413	591	693	(41)	418	413	468	322
Loss/Common Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Assets	84,217	81,018	84,606	84,078	83,654	84,230	84,278	83,701
Current Liabilities	428	7,630	407	347	713	540	7,858	1,021
Reclamation and Future Income Taxes	24,525	24,525	24,525	24,356	24,525	24,356	24,525	24,421
Total Liabilities	24,953	32,155	24,932	31,618	32,153	31,811	32,383	53,575
Share Capital	158,635	149,274	158,639	149,280	149,774	149,280	149,774	126,574
Contributed Surplus	115	--	108	--	107	--	83	--
Deficit	99,486	97,411	99,073	96,820	98,380	96,861	97,962	96,448

DIVIDEND POLICY

There are no restrictions that could prevent the Issuer from paying dividends. However, the Issuer has not paid any dividends on its Common Shares since incorporation and has no present intention of paying dividends, as it anticipates that all available funds will be invested to finance the growth of the Issuer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND

FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the Issuer's consolidated financial statements and the related notes thereto included in the Issuer's prospectus dated July 25, 2003 which can be viewed at www.sedar.com and the Issuer's consolidated financial statements and the related notes thereto for the six month period ended June 30, 2003 which can also be viewed at www.sedar.com. Events discussed elsewhere in this AIF have not been included in the discussion below.

RESULTS OF OPERATIONS

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Northern Orion recorded a loss of $3,366,000 or $0.16 per share in the six months ended June 30, 2003 ("June 2003"), compared to a loss of $886,000 or $0.08 per share in the six months ended June 30, 2002 ("June 2002").

The Issuer has recorded equity in earnings of Alumbrera of $404,000 in the six months ended June 30, 2003. There is no comparative income for the six-month period in fiscal 2002. These earnings are the Issuer's equity earnings for the period from June 24, 2003, the date of acquisition of the Alumbrera Mine to June 30, 2003.

The increase in costs between June 2003 and June 2002 is primarily due to the value of stock option compensation for directors and officers' stock options, which is included in professional and consulting fees. The fair value of stock compensation expense of $2,807,000 is included in June 2003 with no comparative expense in June 2002. Stock compensation of $391,000 has been capitalized to the Agua Rica property in geological expense. There is no comparable compensation in June 2002.

The cash costs for professional and consulting increased from $426,000 in June 2002 to $767,000 in June 2003. Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs. Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $257,000 in June 2002 to $443,000 in June 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries. Severance and restructuring costs decreased from $176,000 in June 2002 with no comparative expense in June 2003, as the restructuring of the Issuer was completed in July 2002. During the six months ended June 30, 2003, 30,000 stock options were granted to an investor relations firm. The fair value using the Black-Scholes method of this compensation has been calculated at $20,000 and has been included in office, management and administration fees.

Interest and finance charges on the convertible debentures and long-term debt has been capitalized as part of the acquisition of Alumbrera and Agua Rica.

To date, Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd. A gain of $46,000 was recorded in the six months ended June 30, 2003 with no comparative gain in fiscal 2002.

During the six months ended June 30, 2003, Northern Orion granted 890,000 stock options at a price of $1.30; 150,000 stock options with an exercise price of $1.70; 130,000 stock options at a price of $1.35 and 6,940,000 stock options at a price of $1.35, to directors, officers, consultants and investor relations' consultants, pursuant to the Issuer's stock option plan. The stock options expire on February 6, 2008, April 26, 2008, June 23, 2010, and June 16, 2010, respectively. The Issuer's stock option plan authorizes the issuance of up to 10,390,040 stock options of which 8,780,000 have been issued, and 1,610,040 remain available for reservation.

Subsequent to June 30, 2003, 120,000 share purchase warrants have been exercised at a price of $1.30 per share for proceeds of $156,000 and 148,148 common shares with a nominal value of $1.35 for a total of $200,000 were issued to two officers and directors of the Issuer for successful completion of the special warrants financing and the Alumbrera Acquisition.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The Issuer recorded a loss of $1,992,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2002 ("fiscal 2002"), compared to a loss of $1,285,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2001 ("fiscal 2001").

The increased costs are primarily due to increased professional and consulting fees, and restructuring costs in fiscal 2002. In fiscal 2002 a portion of the administration costs in Argentina has been reduced as a result of the devaluation of the Argentine Peso. Office and administration fees increased from $487,000 in fiscal 2001 to $552,000 in fiscal 2002. Management fees of $70,000 were paid to Miramar in fiscal 2001 compared with no management fees paid to Miramar in fiscal 2002, and should be added to the administration costs in fiscal 2001 for comparative purposes with fiscal 2002

Professional and consulting fees increased from $718,000 in fiscal 2001 to $907,000 in fiscal 2002 as a result of the Issuer contracting out many of these services. Included in these fees are fees paid to management, legal, accounting and fees paid for management of the Argentinean subsidiaries. Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant cost in the year ended December 31, 2003 ("fiscal 2003"), until the completion of the Agua Rica and Alumbrera acquisitions. Also included in professional and consulting costs are fees paid to external consultants as part of the Issuer's review of mineral property acquisitions.

Severance and restructuring costs increased from $203,000 in fiscal 2001 to $550,000 in fiscal 2002. Included in fiscal 2002 are severance costs of $144,000 paid to a former officer of the Issuer, and an advisory fee paid to a third party of $220,000 for assistance with the placement of the Miramar shares.

In 2001, the Issuer recorded a gain of $329,000 on the sale of common shares of an arms'-length public company, which the Issuer received as settlement for debt relating to exploration work completed on a mineral property held by the Issuer in 1997. The Issuer subsequently signed an option agreement with this company for the disposition of the Issuer's holdings received in the debt settlement. There was no comparative gain on sale of shares in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The Issuer recorded a loss of $1,285,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2001 ("fiscal 2001") compared to a loss of $23,804,000 or $0.28 per share (pre-Consolidation) in the year ended December 31, 2000 ("fiscal 2000").

The loss in fiscal 2001 includes no write-downs on mineral properties, whereas the comparative loss in fiscal 2000 includes write-downs on the San Jorge project and other assets of $22,271,000 or $0.26 per share (pre-Consolidation). Excluding write-downs, the Issuer's loss in fiscal 2001 of $1,285,000 compares to a loss in fiscal 2000 of $1,599,000.

The decreased costs are due in part to the continued curtailment of exploration activities in Argentina and Cuba and costs of depreciation related to the Cuban operating assets, the reduced scale of operations, and the termination of management fees charged by Miramar following the first three months of fiscal 2001, and no termination and severance costs.

The Issuer moved out of the Miramar offices and shared office space with a group of exploration companies, where office costs are shared on a full cost recovery basis depending on activity levels in the Issuer. Management fees of $420,000 were paid to Miramar in fiscal 2000 compared with management fees paid of $70,000 in fiscal 2001. Office and administration costs have increased from $220,000 in fiscal 2000 to $487,000 in fiscal 2001, but overall administration decreased from $640,000 in fiscal 2000 to $557,000 in fiscal 2001 when the management fees paid to Miramar are included in the comparative figures. Professional and consulting fees increased from $350,000 in fiscal 2000 to $718,000 in fiscal 2001 due to the restructuring completed in the second quarter of fiscal 2001. Severance and restructuring costs also increased during fiscal 2001 to $203,000 from $157,000 in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

At June 30, 2003, Northern Orion had working capital of $8,130,000 (December 31, 2002 - $508,000) and cash and cash equivalents of $13,324,000 (December 31, 2002 - $539,000).

Total assets increased to $240,638,000 from $84,217,000 at December 31, 2002, primarily due to the June 24, 2003, acquisition of an indirect 12.5% interest in the Alumbrera Mine in Argentina and the acquisition of the remaining 72% interest of the Agua Rica project previously held by BHP Billiton.

The acquisition of the Alumbrera Mine was financed through the issuance of 81,040,310 special warrants for gross proceeds of $105,352,000 and the issuance of two promissory notes, one in the amount of US$25,000,000 at an interest rate of LIBOR plus 2% and a second promissory note of US$3,600,000 at an interest rate of LIBOR plus 5%, which are due on May 30, 2005. Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired.

On July 25, 2003, a final prospectus qualified the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants on conversion of the special warrants financing. Each warrant entitles the holder thereof to acquire one common share in the capital of the Issuer at a price of $2.00 per share until May 29, 2008.

On April 3, 2003, Northern Orion entered into an agreement with Wheaton to participate in the US$180,000,000 acquisition of a 25% interest in the Alumbrera copper-gold mine in Argentina from Rio Algom, a wholly owned subsidiary of BHP Billiton. Northern Orion's share of the purchase price was US$90,000,000 and Rio Algom deferred payment of up to US$28,600,000 until May 30, 2005, with US$25,000,000 bearing interest at LIBOR plus 2% and US$3,600,000 bearing interest at LIBOR plus 5%. This acquisition moves the Issuer into the intermediate tier of copper and gold producers and is expected to provide cash flow to the Issuer for several years. The closing of the transaction on June 24, 2003, allows the Issuer to continue its evaluation of the most appropriate development of the Agua Rica deposit, which is adjacent to Alumbrera.

During the six months ended June 30, 2003, a private placement of 3,495,000 units at $1.00 per unit and 505,000 units at $1.15 per unit for gross proceeds of $4,075,000 was completed. Proceeds of the private placement were used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project from BHP Billiton. Each unit in the private placement is comprised of one common share and one share purchase warrant exercisable to acquire one common share, exercisable at a price of $1.30 per share until March 18, 2005. Northern Orion extended the expiry date of 1,000,000 warrants with an exercise price of $2.00 per share, originally expiring on April 28, 2003, to December 31, 2003. In February 2003, Northern Orion entered into a binding agreement with BHP Billiton to consolidate ownership of 100% of the Agua Rica project. The transaction closed on May 8, 2003. The 72% interest held by BHP Billiton has been purchased by the Issuer for a total of US$12,600,000, with US$3,600,000 on initial payment and a final payment of US$9,000,000 due on or before June 30, 2005.

All of the expenses related to the Issuer's Cuban operations are to be the responsibility of Newport, pursuant to an option agreement signed in September 2002. Newport is to assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month. Currently the Issuer has $246,000 in accounts receivable from Newport relating to this transaction. The ability of Newport to pay the carrying costs is subject to financing. Northern Orion has been funding the costs of the Cuban operations and will be required to do so until Newport obtains financing for the Mantua project. If Newport is unable to obtain financing, the costs of the Mantua project will become the responsibility of the Issuer. Northern Orion will have to review the status of the Mantua project if the property is returned to the Issuer.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion was unable to generate sources of internal cash flow from operations in the past. For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture, and through third party borrowings. The Alumbrera Acquisition and the resulting cash flows should be sufficient to sustain future operations, exploration and development of the Agua Rica project but is subject to a number of outstanding conditions. Until receipt of the expected cash flow from the Alumbrera mine, Northern Orion will have sufficient working capital to maintain the Issuer including interest payment on the loans and notes outstanding. However, until cash flow is received from Alumbrera, the Issuer does not have the financial ability to advance any of its projects to the production stage.

The due diligence costs to complete the Alumbrera Acquisition, the Alumbrera and Agua Rica acquisitions, the financing fees repayment and interest payments on the Endeavour Mining loan and interest payments on the Rio Algom loans, office administration costs and the costs related to the maintenance of the Agua Rica and Mantua projects have reduced the Issuer's net proceeds from the special warrants financing of $96,000,000. Future cash flow is expected to be from funds received from the Alumbrera shareholder distributions and from the exercise of outstanding warrants and options, which are subject to the sinking fund terms of the Credit Facility, or from other forms of financing.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Cash increased by $152,000 in fiscal 2002 and resulted in a balance of $539,000 at December 31, 2002, compared to an increase in cash of $374,000 resulting in a cash balance of $387,000 at December 31, 2001. At December 31, 2002, the Issuer had working capital of $508,000 as compared to a working capital deficiency of $7,042,000 at December 31, 2001. At December 31, 2001, convertible promissory notes and accrued interest accounted for $7,167,000 of the current liabilities of $7,630,000 at that date, resulting in the increase in the working capital deficiency. During fiscal 2002, these promissory notes were converted to 4,609,736 common shares and the related accrued interest was forgiven.

Operating activities required $2,134,000 in fiscal 2002 compared to $1,600,000 in fiscal 2001.

Financing activities during fiscal 2002 included a private placement for proceeds of $500,000, which was used for working capital. The placement was for 833,333 common shares and 50,000 common share purchase warrants exercisable for two years at a price of $0.75. A financing fee of 30,000 common shares at a price of $1.00 and 30,000 purchase warrants exercisable at $1.10 was paid to an arm's length party. A second private placement completed during fiscal 2002 of 2,000,000 units at a price of $1.00 per unit provided net proceeds of $1,946,000. Each unit in the private placement was comprised of one common share and one share purchase warrant which entitles the holder to purchase an additional common share of the Issuer until August 2, 2004, at a price per share of $1.30 per share. In fiscal 2001 cash of $500,000 was received from Miramar and these advances were converted with previous advances from Miramar into two convertible promissory notes.

Investing activities in fiscal 2002 required $160,000 for maintenance of mineral property interests compared to $4,000 expended on mineral property interests in fiscal 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Cash increased by $374,000 in fiscal 2001 and resulted in a balance of $387,000 at December 31, 2001, as compared to a decrease in cash in fiscal 2000, with a cash balance of $13,000 at December 31, 2000. At December 31, 2001, the Issuer had a working capital deficiency of $7,042,000 compared to a working capital deficiency of $924,000 at December 31, 2000. Of the amount of the fiscal 2001 deficiency, the convertible promissory notes payable to Miramar accounted for $7,167,000 of the current liabilities.

Financing activities in fiscal 2001 included a private placement of 1,000,000 units priced at $1.50 per unit for net proceeds of $1,474,000. Each unit consisted of one common share and one share purchase warrant. The warrants had an exercise price of $1.75 during the first year and $2.00 during the second. The warrants, due to expire on April 28, 2003, have been extended to December 31, 2003. During fiscal 2001, Miramar advanced $500,000 which was converted with previous advances of $675,000 and cash for convertible debentures of $1,405,000 in fiscal 2000, and advances from earlier years into two convertible promissory notes.

Investing activities related to mineral property interests with $4,000 in expenditures in fiscal 2001 compared to $1,682,000 in expenditures in fiscal 2000.

FISCAL 2002 SUMMARY

The Issuer ended fiscal 2002 with working capital of $508,000. Working capital was not sufficient at the time for the Issuer's requirements for the 2003 fiscal year. During fiscal 2002 and in the period to the date of the AIF, the Issuer has entered into and completed several major transactions.

A restructuring of the Issuer completed in fiscal 2001 resulted in the conversion of a $21,226,243 convertible debenture held by Miramar into 1,443,962 common shares at $14.70 each. In addition, the Issuer's remaining debts to Miramar were consolidated into two convertible promissory notes totalling $6,914,605. Interest accrued to June 2001 of $351,000 to the date of conversion of the Miramar promissory notes was forgiven. This interest, which had been capitalized to mineral property interests, was reversed and the carrying value of the Issuer's mineral property interests was reduced as a result.

The conversion price for the new convertible promissory notes was $1.50 per share and in fiscal 2002, the two notes were converted into 4,609,736 common shares when Miramar, pursuant to a previously granted option, sold a significant portion of its holdings of the Issuer through the facilities of 1341180 Ontario Limited, a private company owned by Mr. Robert Cross, a director and Chairman of the Issuer, pursuant to an option agreement on the Miramar shares. Mr. Cross exercised the option and facilitated the redistribution of 4,800,000 of the common shares previously held by Miramar. An advisory fee of $220,000 was paid to an arm's length party in connection with completion of these transactions.

In September 2002, the Issuer entered into an agreement with Newport whereby Newport can acquire an undivided 50% interest in the Mantua project. The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in MMI. The terms of the option agreement are as follows:

Newport issued 400,000 common shares to the Issuer as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104,000. Of these shares, 200,000 are subject to the Royalty and Proceeds Interest;

Newport will assume and pay the carrying costs relating to the Mantua Project up to a maximum of US$20,000 per month (at March 31, 2003, $171,781 is included in accounts receivable, and has not yet been received from Newport); and

Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000;

If the Issuer identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer. Newport will assume US$20,000,000 of the US$28,000,000 in subordinated debt owing to the Issuer by Geominera. Should Newport identify and secure financing, Newport will assume US$14,000,000 of the subordinated debt, leaving the Issuer with the remaining US$14,000,000 subordinated debt. Upon exercise of the option of the shares in Mantua, Newport agrees to assume the obligations under the Royalty and Proceeds Interest in respect of the Mantua Project. The Issuer has agreed to transfer 200,000 common shares of Newport to Miramar, at the deemed value of $52,000. The amount payable under the Royalty and Proceeds Interest will thereby be reduced by $52,000.

To facilitate due diligence on Alumbrera, the Issuer agreed to reimburse Wheaton for US$1,000,000 of Wheaton's costs for the due diligence conducted by Wheaton on its earlier acquisition of an initial 25% interest in the Alumbrera project. An initial payment of US$250,000 was paid to Wheaton on April 8, 2003, pursuant to the terms of the agreement. Wheaton made available all of its technical, legal and commercial due diligence, completed in early 2003 and the Issuer updated this information for the Alumbrera Acquisition.

MARKET FOR SECURITIES

The Common Shares are listed for trading on the TSX under the symbol "NNO" and the Warrants are listed for trading on the TSX under the symbol "NNO.WT".

DIRECTORS AND OFFICERS OF THE ISSUER

Name, Address, Position with Issuer, Principal Occupation and Security Holding

The name, municipality of residence, position with the Issuer and principal occupation for the immediately preceding five years of each of the directors and officers of the Issuer are as follows:

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for the Previous Five Years
John K. Burns(1)(2)(3) Director Philadelphia, PA	1995	Managing Director of FRM Management; President and Chief Executive Officer, Frontier Resources Management, Inc., both of Chicago, Illinois
David Cohen President, Chief Executive Officer and Director West Vancouver, B.C.	2002

President and Chief Executive Officer, Northern Orion Explorations Ltd.; 2000-2002,Vice-President and Chief Operating Officer, Northern Orion Explorations Ltd.; 1997-2001, Sr.  Vice President, Miramar Mining Corporation; director, Newport Exploration Ltd. since, January 2003.

Robert Cross Chairman of the Board and Director West Vancouver, B.C.	2001	Private investor, Director, Yorkton Securities Inc. until 1998; currently a director of Bema Gold Corporation and Nikos Explorations Ltd.
P. Terrance O'Kane(1)(2)(3) Director Surrey, B.C.	1999	Self-employed Metallurgical Engineer
Stephen Wilkinson(1)(2)(3) Director North Vancouver, B.C.	1999

President, ValGold Resources Ltd.; 1999-2002, President and Chief Executive Officer, Northern Orion Explorations Ltd.; 1997-1999, Mining Analyst, Global Mining and Metals Group, RBC Dominion Securities Inc.

Shannon Ross Chief Financial Officer Burnaby, BC	N/A	Chief Financial Officer, Lang Mining group of companies; 1999, Controller and Corporate Secretary, Dia Met Minerals Ltd.; 1996-1999, Controller, Hunter Dickinson group of companies
Sargent H. Berner Corporate Secretary Vancouver, B.C.	N/A	Partner, DuMoulin Black, Barristers and Solicitors
Mary P. Collyer Assistant Secretary West Vancouver, B.C.	N/A	Partner, DuMoulin Black, Barristers and Solicitors

(1)

Member of audit committee.

(2)

Member of executive compensation and corporate governance committee.

(3)

Member of environmental committee.

The term of office of each of the Issuer's directors expires at the Issuer's next annual general meeting at which directors are elected for the upcoming year. The Issuer's last annual general meeting took place on June 16, 2003.

Aggregate Ownership of Securities

As at August 31, 2003, the directors and officers of the Issuer, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,040,400 Common Shares constituting 1% of issued and outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed herein, to the knowledge of management of the Issuer, no director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has been, within the ten years preceding the date of this AIF, a director or officer of any other issuer which, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the other issuer access to any statutory exemptions for a period of more than 30 days consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robert Cross, a director of the Issuer, joined the board of Livent Inc. ("Livent") as part of the M. Ovitz Group in June 1998. Accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998. Thereafter, a class action suit was filed against Livent and its directors. Mr. Cross is currently not involved in any actions or proceedings in respect of Livent.

Penalties or Sanctions

To the knowledge of management of the Issuer, no director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has:

(a)    been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)    been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

David Cohen, the President and a director of the Issuer, is a director of Newport, which has acquired an option in respect of the Issuer's Mantua Project. Mr. Cohen joined the board of Newport after the option agreement was entered into. See "Narrative Description of Business - Mantua Project".

Except as disclosed herein, to the knowledge of management of the Issuer, there are no existing material conflicts of interest between the Issuer or any subsidiary of the Issuer and a director or officer of the Issuer or any subsidiary of the Issuer. Directors and officers of the Issuer and its subsidiaries may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Issuer or any of its subsidiaries may participate, the directors of the Issuer may have a conflict of interest in negotiating and conducting terms in respect of such participation. In the event that such conflict of interest arises at a meeting of the Issuer's Board of Directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

The information as to ownership of securities of the Issuer, corporate cease trade orders or bankruptcies, penalties or sanctions, personal bankruptcies or insolvencies and existing or potential conflicts of interest has been provided by each insider of the Issuer individually in respect of himself or herself.

RISK FACTORS

An investment in securities of the Issuer is speculative and involves significant risks which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully reviewed by prospective investors:

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Issuer's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Issuer or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Issuer towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Insurance and Uninsured Risks

The Issuer's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Issuer's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Issuer maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Issuer may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Issuer or to other companies in the mining industry on acceptable terms. The Issuer might also become subject to liability for pollution or other hazards which may not be insured against or which the Issuer may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Issuer to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Issuer's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's operations. Environmental hazards may exist on the properties on which the Issuer holds interests or on the properties which are being acquired pursuant to the Acquisition which are unknown to the Issuer at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Issuer's operations. To the extent such approvals are required and not obtained, the Issuer may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Environmental Risks at the Alumbrera Mine

A seepage plume has developed in the natural groundwater downstream of the tailings facility, within MAA's concession. A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. It will be necessary to augment the pump back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure. The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.

The Issuer has not obtained any indemnities from RTP, the vendor of the Alumbrera Mine, against potential environmental liabilities that may arise from the seepage plume or a rupture of the pipeline.

Permitting

The Issuer's operations in Argentina and Cuba are subject to receiving and maintaining permits from appropriate governmental authorities. Although MAA currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations. Prior to any development on any of its properties, the Issuer must receive permits from appropriate governmental authorities. There can be no assurance that the Issuer will continue to hold all permits necessary to develop or to commence or to continue operating at any particular property.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Issuer's operations, financial condition and results of operations.

Business Interruption Risks at the Alumbrera Mine

The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of MAA and could adversely affect the Issuer's financial condition and results of operations.

The Alumbrera Mine is located in a remote area of Argentina. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month. A serious accident involving a bus or plane could result in multiple fatalities. The disruption of these services could also result in significant disruption to the operations of MAA and have an adverse effect on the financial condition and operations of the Issuer.

Uncertainty in the Estimation of Ore Reserves and Mineral Resources

The figures for Ore Reserves and Mineral Resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Ore Reserves and Mineral Resources, including many factors beyond the Issuer's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver or copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore Reserves and Mineral Resources, or of the Issuer's ability to extract these Ore Reserves, could have a material adverse effect on the Issuer's results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability.

Need for Additional Reserves

Because mines have limited lives based on proven and probable reserves, the Issuer must continually replace and expand its reserves. The life-of-mine estimates included in this AIF for the Alumbrera Mine may not be correct. The Issuer's ability to maintain, or increase its annual production of gold and copper will be dependent in significant part on its ability to bring new mines into production and MAA's ability to expand reserves at the Alumbrera Mine.

The Alumbrera Mine has an estimated mine life of ten years. The Issuer does not anticipate that further exploration at the Alumbrera Mine will result in a material increase to Ore Reserves.

Land Title

Although the title to the properties owned and proposed to be acquired by the Issuer were reviewed by or on behalf of the Issuer, no formal title opinions were delivered to the Issuer and, consequently, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and the Issuer's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Issuer has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Issuer's mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Issuer may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases. The Issuer faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Issuer. As a result of this competition, the Issuer may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Issuer's revenues, operations and financial condition could be materially adversely affected.

Additional Capital

The mining, processing, development and exploration of the Issuer's properties, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Issuer's properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Issuer. Low gold prices during the five years prior to 2002 adversely affected the Issuer's ability to obtain financing, and low gold and copper prices could have similar effects in the future.

Commodity Prices

The price of the Common Shares, the Issuer's financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold and copper. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Issuer's control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and copper-producing countries throughout the world. The price of gold and copper has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Issuer's properties to be impracticable.

Depending on the price of gold and copper, cash flow from mining operations may not be sufficient and the Issuer could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Issuer's mining properties is dependent on gold and copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold and copper prices could result in material write-downs of the Issuer's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Issuer's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.

Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Copper concentrate from the Alumbrera Mine is shipped to smelters in Europe, India, the Far East, Canada and Brazil. Transportation costs of copper concentrate could increase substantially due to an increase in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.

Commodity Hedging

Currently the Issuer's policy is not to hedge future metal sales, however, this policy may change in the future. MAA does hedge some metal sales. Hedging of metal sales may require margin activities. Sudden fluctuations in the price of the metal being hedged could result in margin calls that could have an adverse effect on the financial position of the Issuer or MAA.

There is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect the Issuer and MAA from a decline in the price of the metal being hedged, it may also prevent the Issuer and MAA from benefiting fully from price increases.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Issuer incurs in its operations. The Issuer's costs in Cuba and Argentina are incurred principally in US dollars. The Issuer's costs in Canada are incurred principally in Canadian dollars. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold and copper production in US dollar terms. From time to time, the Issuer transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Issuer's financial position.

Government Regulation

The mining, processing, development and mineral exploration activities of the Issuer are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Issuer's mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Issuer.

Foreign Operations

A majority of the Issuer's operations are currently conducted in Argentina and in Cuba, and as such the Issuer's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Argentina and Cuba may adversely affect the Issuer's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Issuer's operations or profitability.

Labour and Employment Matters

Production at the Alumbrera Mine will be dependant upon the efforts of MAA's employees and may be affected by MAA's relationship with both its unionized and non-unionized employees. In addition, relations between the Issuer and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions the Issuer carries on business. Adverse changes in such legislation or in the relationship between MAA with its employees may have a material adverse effect on the Issuer's business, results of operations and financial condition.

Economic and Political Instability in Argentina

The Alumbrera Mine and the Agua Rica Project are located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources. Argentina recently suffered severe economic difficulties including a significant currency devaluation, although in management's view there have been generally recognized improvements in economic and social conditions in recent months. The operations of MAA may be affected in the foreseeable future by these conditions.

In response to the political and economic instability in Argentina, in January 2002 the Argentinian government announced the abandonment of the one-to-one peg of the Argentina peso to the US dollar. See the audited annual financial statements of MAA included in this AIF for a description of the financial impact on MAA of the removal of the one to one peg of the peso to the US dollar and the subsequent devaluation of the peso to the US dollar. During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of official loans to multinational organizations. In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

There is the risk of political violence and increased social tension in Argentina as a result of the economic crisis and Argentina has experienced increased civil unrest, crime and labour unrest. In addition, the government has also renegotiated or defaulted on contractual arrangements. Roadblocks (piqueterou) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. There have been some minor disruptions to access routes near the Alumbrera mine site about one year ago which did not affect the supply of goods to the mine. Although there has not been any recurrence of disruptions in the past several months, there is no assurance that disruptions will not occur in the future which will affect the supply of goods. Civil disruptions may become more frequent if the economic situation in Argentina continues to deteriorate and may significantly disrupt the continuous supply of goods.

Certain events could have significant political ramifications to MAA in Argentina. In particular, serious environmental incidents such as the rupture of the concentrate pipeline, contamination of groundwater and surface water downstream of the tailings dam due to uncontrolled migration of the sulphate plume of other events which would constitute a major breach of EIR commitments.

The Alumbrera mining prospects are owned by YMAD, a quasi-governmental mining company, pursuant to an Argentine mining law which granted YMAD such rights. YMAD has granted a mining lease to MAA pursuant to the UTE Agreement. Significant political changes in Argentina which impact foreign investment and mining in general, or YMAD or MAA's rights to the Alumbrera mining prospects in particular, could adversely impact MAA's ability to operate the Alumbrera Mine.

Certain political and economic events such as: (i) the inability of MAA to obtain US dollars in a lawful market of Argentina or to effect the lawful transfer of US dollars to the senior lenders; (ii) acts or failures to act by a government authority in Argentina; and (iii) acts of political violence in Argentina, could have a material adverse effect on MAA's ability to operate the Alumbrera Mine and make payments due to senior lenders and may constitute an event of default under the terms of the security for the senior project debt.

Foreign Subsidiaries

The Issuer conducts operations through foreign (Cayman Islands, Delaware, Argentinian, Cuban and Antiguan) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Issuer's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Issuer's valuation and stock price.

Helms-Burton

Cuban properties held by the Issuer may be subject to political risks arising out of the regulatory restrictions imposed by the United States on commerce and relations with Cuba. In 1996, a new United States federal law, the "Helms-Burton Act", was passed. It grants US companies whose Cuban properties were confiscated in 1958-1959 during the transition of the Cuban government to a communist government, the right to bring action in US district court against foreign nationals that "traffic" in, or make use of, confiscated property, subject to the authority of the President of the United States to suspend the right of a potential plaintiff. Although the Issuer does not believe that its Cuban properties or the minerals extracted from such properties, if any, will be subject to such claims, there can be no assurance that potential claimants do not exist or will not seek to bring an action against the Issuer. Investment in Cuba has also been subject to certain legal, political and economic risks as a result of the relations between the United States and Cuba that may adversely affect the Issuer's ability to obtain equipment, personnel and other resources required to conduct its exploration activities in Cuba. In addition, communist governments in a number of countries have expropriated private property in the past, in many cases without adequate compensation. There can be no assurance that the Cuban government will not expropriate the Issuer's Cuban properties in the future.

Acquisition Strategy

As part of the Issuer's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, the Issuer may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Issuer. The Issuer cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Issuer's business.

Operations of the Issuer Following the Acquisition

The timing and manner of the implementation of decisions made with respect to the ongoing business of the Issuer following the Acquisition will materially affect the operations of the Issuer. Restructuring or integration of the operations of MAA, PGM, Wheaton and the Issuer will require the dedication of management resources, which could distract attention from the day-to-day operations of the separate businesses of each company. If management of the Issuer is unable to effectively manage any such restructuring or integration, the operating results and financial condition of the Issuer could be materially adversely affected. In the event that the operations of MAA, PGM, Wheaton and the Issuer are restructured or integrated, there can be no assurance that the Issuer will be able to retain the key personnel currently employed in the separate operations of each company.

Joint Ventures

The Issuer holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Wheaton and MIM, respectively. The Issuer's interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the

Issuer's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Issuer's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Market Price of Common Shares

The Common Shares of the Issuer are listed on the TSX. Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Issuer's share price is also likely to be significantly affected by short-term changes in gold or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Issuer's performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Issuer's business may be limited if investment banks with research capabilities do not continue to follow the Issuer's securities; (ii) the lessening in trading volume and general market interest in the Issuer's securities may affect an investor's ability to trade significant numbers of Common Shares; (iii) the size of the Issuer's public float may limit the ability of some institutions to invest in the Issuer's securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Issuer's securities to be delisted from the TSX, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Issuer's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Issuer may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Argentinian Anti-Trust Laws

The Issuer and BHP have filed a consultative opinion seeking a ruling from the Competition Defence Commission (the "CDC") in Argentina that notification for antitrust approval by the CDC is not required in respect of the Alumbrera Acquisition. The CDC is the regulatory body in Argentina that monitors transactions that may attract antitrust regulations, and considers issues of control and size of both the transaction and the parties involved when making its evaluations. While the Issuer has obtained advice from its Argentina counsel that the Alumbrera Acquisition is not subject to Argentina's antitrust laws, a ruling to this effect from the CDC has not yet been obtained, and there can be no assurance that such a favourable ruling will be obtained. A filing has also been made with the CDC by Argentine counsel on behalf of BHP and the Issuer in connection with the Agua Rica transaction. While the Issuer has been advised by its Argentine counsel that the possibility of an adverse ruling in respect of the Agua Rica transaction is remote, a ruling has not yet been made by the CDC, and there can be no assurance that such a favourable ruling will be obtained. Argentine counsel has advised the Issuer that in circumstances where the CDC rules that a tranaction is contrary to applicable Argentine anti-trust laws, the CDC has the authority to require the parties to restructure or ultimately unwind a transaction.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Issuer's information circular for the Annual General Meeting of shareholders held on June 16, 2003.

The Issuer, upon request being made to the Issuer at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, will provide to any person or company.

(a) when the securities of the Issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)  one copy of this AIF together with one copy of each document, or the pertinent pages of any document, incorporated by reference into this AIF,

(ii) one copy of the comparative financial statements for its most recently completed financial year for which financial statements have been filed and one copy of the most recent interim financial statements of the Issuer that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii)  one copy of the information circular for its Annual General Meeting held June 16, 2003, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Issuer may require payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Issuer.

GLOSSARY OF MINING TERMS

In this Annual Information Form, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below:

"Ag" means silver

"As" means arsenic

"assay" means the chemical analysis of mineral samples to determine the metal content

"Au" means gold

"capital expenditure" means all other expenditures not classified as operating costs

"composite" means combining more than one sample result to give an average result over a larger distance

"concentrate" means a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore

"crushing" means initial process of reducing ore particle size to render it more amenable for further processing

"Cu" means copper

"cutoff grade" means the minimum metal grade at which a ton of rock can be processed on an economic basis

"deposit" means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved

"dilution" means waste, which is unavoidably mined with ore

"dip" means angle of inclination of a geological feature/rock from the horizontal

"fault" means the surface of a fracture along which movement has occurred

" Fe" means iron

"flotation" means the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

"footwall" means the underlying side of an orebody or stope

"gangue" means non-valuable components of the ore

"grade" means the measure of concentration of the applicable metal within mineralized rock

"hanging wall" means the overlying side of an orebody or slope

"haulage" means a horizontal underground excavation which is used to transport mined ore

"hydrocyclone" means a process whereby material is graded according to size by exploiting centrifugal forces of particulate materials

"igneous" means Primary crystalline rock formed by the solidification of magma

"Indicated mineral resources" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

"Inferred mineral resources" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

"kriging" means an interpolation method of assigning values from samples to blocks that minimizes the estimation error

"lenticular" means in the form of elongated lenses

"lithological" means geological description pertaining to different rock types

"Measured mineral resources" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

"mill" means a plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals

"milling" means a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

"mine" means an excavation in the earth for the purpose of extracting minerals. The evacuation may be an open pit on the surface or underground workings

"Mineral / Mining Lease" means a lease area for which mineral rights are held

"mineral reserve" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined

"mineral resources" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge

"mineralization" means the concentration of minerals within a body of rock

"Mo" means molybdenum

"ore" means a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit

"Pb" means lead

"Proven mineral reserve" means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"Probable mineral reserve" means the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"Sb" means antimony

"sedimentary" means pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks

"stratigraphy" means study of stratified rocks in terms of time and space

"Strike" means direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

"sulfide" means sulfur bearing mineral

"tailings" means finely ground waste rock from which valuable minerals or metals have been extracted

"thickening" means process of concentrating solid particles in suspension

"total expenditure" means all expenditures including those of a operating and capital nature

"variogram" means statistical representation of the characteristics (usually grade)

"Zn" means zinc

GLOSSARY OF UNITS

"cm" means a centimetre	"mm" means a millimetre
"g" means gram or grammes	"moz" means a million troy ounces
"g/t" means grammes per metric tonne	"mtpa" means a million metric tonnes per annum
"ha" means a hectare	"mw" means a million watts
"hrs" means hours	"oz" means a fine troy ounce equalling 31.10348 grammes
"k" means one thousand units	"ppb" means parts per billion
"kg" means a kilogram	"ppm" means parts per million

"km" means a kilometre	"tpd" means tonnes per day
"km2" means a square kilometre	"t" means a metric tonne
"koz" means one thousand fine troy ounces	"US$m" means a million United States Dollars
"kt" means one thousand metric tonnes	"US$" means United States Dollar
"kWh/t" means kilowatt hour per tonne	"US$/oz" means United States Dollars per fine troy ounce
"lb" means pound	"US$/t" means United States Dollars per tonne
"m" means a metre	"[o]" means degrees
"m2" means a square metre - measure of area	"C" means degrees centigrade
"m3" means a cubic metre	"%" means percentage
"mt" means a million metric tonne	" ' " means minutes